Form 10-K, Exhibit 13
period 1996-06-30
SOUTHERN UNION CO
filed 1996-09-12
CIK 203248

                          EXHIBIT 13

       PORTIONS OF COMPANY'S ANNUAL REPORT TO STOCKHOLDERS

PORTIONS OF COMPANY'S ANNUAL REPORT TO STOCKHOLDERS    Exhibit 13



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

Overview  Due in large measure to the Company's ongoing efforts
- - --------
to increase gas sales in nontraditional markets, improve operating efficiencies of existing systems, and expand through selective acquisitions of new systems, Southern Union Company recorded its sixth consecutive year of revenues and earnings growth.

Southern Union Company's principal business is the distribution of natural gas as a public utility through Southern Union Gas, serving 497,000 customers in Texas (including the cities of Austin, Brownsville, El Paso, Galveston and Port Arthur), and Missouri Gas Energy (MGE), acquired on January 31, 1994, serving 471,000 customers in central and western Missouri (including the cities of Kansas City, St. Joseph, Joplin and Monett). See Acquisitions and Divestiture in the Notes to the Consolidated Financial Statements. The Company also operates natural gas pipeline systems, markets natural gas to end-users, distributes propane and holds investments in real estate and other assets.

                    Results of Operations

Net Earnings  Southern Union Company's 1996 (fiscal year ended
- - ------------
June 30) net earnings increased 30% to $20,839,000 ($1.25 per share), compared with $16,069,000 ($.98 per share) in 1995. The increase primarily was due to the colder winter throughout most of the Company's service territories and continued improved operating efficiencies at MGE. Also contributing to the increase was a reduction of interest expense after the repurchase of $90,485,000 of the Company's 7.60% Senior Debt Securities (Senior Notes) from June 1995 to June 1996. Certain gains on the repur-chase of the Senior Notes also contributed to an increase in other income. These positive factors were partially offset by the May 1995 issuance of $100,000,000 of 9.48% Trust Originated Preferred Securities (Preferred Securities) which increased divi-dend expense by $8,321,000 in 1996. Average common and common share equivalents outstanding increased 1.7% in 1996. The Com-pany earned 8.8% on average common equity in 1996.

The Company's 1995 net earnings increased 92% to $16,069,000 ($.98 per share) compared with $8,378,000 ($.59 per share) in 1994. The increase was due principally to the January 31, 1994 acquisition of MGE and the September 30, 1993 acquisition of Rio Grande Valley Gas Company (Rio Grande). These acquisitions con-tributed $8,007,000 to the increase in net earnings for 1995. This was partially offset by the issuance of the Preferred Securities which increased dividend expense by $1,159,000 in 1995, previously discussed. Average common and common share equivalents outstanding increased 15.9% in 1995 primarily as a result of the December 31, 1993 Rights Offering to existing stockholders to subscribe for and purchase 2,000,000 pre-split and pre-dividend shares of the Company's common stock. The Com-pany earned 7.4% and 4.7% on average common equity in 1995 and 1994, respectively.

Operating Revenues  Operating revenues in 1996 increased
- - ------------------
$140,408,000, or 29%, to $620,391,000, while gas purchase costs increased $119,700,000, or 49%, to $361,539,000.

Operating revenues and gas purchase costs in 1996 were affected by greater gas sales volumes and increases in the cost of gas. Gas sales volumes increased 13% in 1996 to 118,454 million cubic feet (MMcf) due to the demands of the colder winter weather. The average cost of gas increased $.74 to $3.05 per Mcf in 1996 due to increases in spot market gas prices as a result of the increased demand for natural gas during the past winter season. The average spot market price of natural gas, per million British thermal units (MMBtu), increased 17% to $1.68 in 1996. Also contributing to the increase in operating revenues was a $7,729,000 increase in gross receipt taxes, which are levied on sales revenues. Gross receipt taxes are collected from the cus-tomers and remitted to the various taxing authorities.

Southern Union Gas and MGE contributed 32% and 63%, respectively, of the Company's consolidated 1996 operating revenues.

Gas purchase costs generally do not directly affect earnings since these costs are generally passed on to customers pursuant to purchase gas adjustment clauses. Accordingly, while changes in the cost of gas may cause the Company's operating revenues to fluctuate, net operating margin is generally not affected by increases or decreases in the cost of gas. Four suppliers pro-vided 43% of gas purchases in 1996.

Gas transportation volumes in 1996 decreased 3% to 62,652 MMcf at an average transportation rate per Mcf of $.31 compared with $.26 in 1995. Transportation volumes increased from 30,464 MMcf to 30,746 MMcf in 1996 for MGE and decreased 7% in 1996 for Southern Union Gas and the Company's pipeline subsidiaries. This decrease was mainly caused by a 66% decrease, or 10,855 MMcf, in volumes transported into Mexico by Norteno Pipeline Company (Norteno), a subsidiary of the Company.

Operating revenues in 1995 increased 29%, to $479,983,000, while gas purchase costs increased 15%, to $241,839,000.

Operating revenues and gas purchase costs in 1995 were affected by an increase in gas sales volumes which was partially offset by a decrease in the cost of gas. Gas sales volumes increased 45% in 1995 to 104,458 MMcf due to an increase in the average number of customers as a result of the acquisition of MGE. Gas sales volumes were also directly impacted by the unusually warm winter weather patterns in 1995 in the Company's service areas. The average cost of gas decreased $.60 to $2.32 per thousand cubic feet (Mcf) in 1995 due to decreases in the spot market gas prices as a result of competitive pricing during the unusually warm 1994/1995 winter season. The average spot market price of natural gas per MMBtu decreased 25% to $1.43 in 1995. Also con-tributing to the increase in operating revenues was a $7,617,000 increase in gross receipt taxes.

Gas transportation volumes in 1995 increased 79% to 64,597 MMcf at an average transportation rate per Mcf of $.26 in 1995 and $.28 in 1994. Transportation volumes increased 161% and 40% in 1995 for MGE, and Southern Union Gas and the Company's pipeline subsidiaries, respectively. Increased volumes for MGE were the result of consolidating these operations with the Company for the full twelve months of 1995 as compared with only five months in 1994. Norteno also contributed to the increased transportation volumes due to a 93% increase, or 16,400 MMcf, in volumes trans-ported into Mexico.

Net Operating Margin  Net operating margin in 1996 (operating
- - --------------------
revenues less gas purchase costs and revenue-related taxes) increased by $12,979,000, or 6%, and increased by $69,611,000, or 49%, in 1995 primarily due to the acquisition of MGE. Revenues and earnings are primarily dependent upon gas sales volumes and gas service rates. The level of gas sales volumes is sensitive to the variability of the weather.

Weather  Weather in 1996 was colder than in 1995.  Weather in
- - -------
Missouri in 1996 was 17% colder than in 1995 and 105% of a 30-year measure. Weather in 1996 in Texas and Oklahoma was 16% colder than in 1995 and 96% of a 30-year measure (weather in El Paso was 82% of a 30-year measure in 1996). Weather in Missouri in 1995 was 3% warmer than in 1994 and 90% of the 30-year measure, while in Texas and Oklahoma weather in 1995 was 14% warmer than in 1994 and 83% of the 30-year measure.

Customers  The average number of customers served in 1996, 1995
- - ---------
and 1994 was 965,513, 959,905 and 660,425, respectively.
Southern Union Gas accounted for 44% of the Company's net operating margin during 1996 while serving 490,218 residential, commercial, industrial, agricultural and other customers in the States of Texas and, until May 1, 1996, Oklahoma. The 1996 cus-tomer base in Texas and Oklahoma marginally increased over 1995. MGE accounted for 53% of the Company's net operating margin during 1996 while serving 474,800 customers in central and western Missouri. The 1996 customer base in Missouri increased 1% over 1995.

Operating Expenses  Operating, maintenance and general expenses
- - ------------------
in 1996 increased $5,150,000, or 5%, to $107,521,000.  Included in this increase were the effects of increased bad debt expense due to the increase in operating revenues resulting from the colder winter season, increased provisions for workers compensa-tion obligations, increased medical costs provided to employees and certain severance costs at MGE. Partially offsetting these factors was a decrease in payroll and related benefits due to a 6% reduction in employees, as well as other cost-cutting measures.

Depreciation and amortization expense in 1996 increased $899,000 to $32,982,000, due to growth in plant. Taxes, other than on income and revenues, principally consisting of property and pay-roll taxes, in 1996 increased $1,535,000 to $13,659,000. The increase was primarily due to general increases in property tax assessments by various local taxing authorities. Offsetting this increase was a reduction in payroll taxes from the decrease in average employees, previously discussed.

Operating, maintenance and general expenses in 1995 increased $23,419,000, or 30%, to $102,371,000. The acquisition of MGE and
Rio Grande contributed $27,732,000 to the overall increase in 1995 due to the timing of those acquisitions in relation to the Company's fiscal year-end. Partially offsetting this increase was a decrease in payroll and related benefits due to a 4% reduc-tion in employees (which considers the timing of the various acquisitions and reductions in employees since acquisition), as well as efforts to reduce costs and improve operating efficiencies.

Depreciation and amortization in 1995 also increased primarily as a result of these acquisitions by $10,399,000 to $32,083,000. Taxes, other than on income and revenues, in 1995 increased $4,614,000 to $12,124,000 compared with $7,510,000 in 1994, due primarily to the acquisition of gas distribution systems, previously discussed.

Employees  The Company employed 1,611, 1,720 and 1,794 indi-
- - ---------
viduals as of June 30, 1996, 1995 and 1994, respectively. After gas purchases and taxes, employee costs and related benefits are the Company's most significant expense. Such expense includes salaries, payroll and related taxes and employee benefits such as health, savings, retirement and educational assistance. On
May 1, 1996, the Company agreed to new three-year contracts with each of the unions that represent all the bargaining-unit employees of MGE.

Interest Expense and Dividends on Preferred Securities  Total
- - ------------------------------------------------------
interest expense in 1996 declined by $4,052,000, or 10%, to $35,832,000. Interest expense on long-term debt decreased by $2,817,000 in 1996 primarily due to the repurchase of $90,485,000 of the Senior Notes at various dates from June 1995 to June 1996. The funds used for the various repurchases of debt were obtained, in part, from the May 17, 1995 issuance of the Pre-ferred Securities and working capital. As a result of the timing of the issuance of the Preferred Securities, preferred dividend expense increased in 1996 by $8,321,000 to $9,480,000.

Interest expense on short-term debt in 1996 decreased $1,583,000 to $204,000, due to the average short-term debt outstanding during 1996 decreasing $24,480,000 to $2,679,000 as a result of initially utilizing the Preferred Securities proceeds for working capital needs. The average rate of interest on short-term debt was 7.4% in 1996 compared with 6.5% in 1995.

Total interest expense in 1995 increased by $14,420,000, or 57%, to $39,884,000. Interest expense on long-term debt increased by $13,880,000 in 1995 primarily due to the January 31, 1994 issuance of the Senior Notes which were used, in part, to fund the acquisition of MGE and to repay and refinance certain out-standing debt of the Company. Financing costs also increased in 1995 as a result of the issuance of the Preferred Securities in late fiscal 1995, in which the Company recorded dividends on the Preferred Securities of $1,159,000.

Interest expense on short-term debt in 1995 increased $375,000 to $1,787,000, while the average short-term debt outstanding during 1995 increased $790,000 to $27,159,000. The average rate of interest on short-term debt was 6.5% in 1995 compared with 5.1% in 1994.

Other Income (Expense), Net  Other income, net, in 1996 improved
- - ---------------------------
by $7,649,000 to $11,326,000. The deferral of interest and other expenses associated with the MGE Safety Program contributed $3,045,000 to the increase. See Utility Regulation and Rates in the Notes to the Consolidated Financial Statements. Gains on the sale of Western Gas Interstate Company (WGI), a subsidiary of the Company, and other distribution operations contributed $2,300,000 pre-tax to the increase while the gain on the repurchase of the
Senior Notes contributed $1,581,000.   In addition, investment
interest and interest on notes receivable increased $1,126,000 over 1995. Offsetting these increases were net losses of $470,000 on the sale of undeveloped real estate in 1996.

Other income, net, in 1995 decreased by $2,120,000 to $3,677,000. The decrease was a result of numerous non-recurring
transactions in 1994 which included:   (i) $2,489,000 to reverse
a tax reserve upon final settlement of prior period federal income tax audits (the reversal of the reserve had no impact on liquidity or cash flows due to the non-cash impact of this ad-justment); (ii) a $494,000 pre-tax gain on the sale of unde-veloped real estate; and (iii) $357,000 of acquisition-related costs which were written off as a result of the termination of negotiations for various acquisitions. These 1994 transactions were partially offset by a $2,343,000 increase in the deferral of interest and other expenses associated with the MGE Safety Pro-gram in 1995 and the $750,000 write-down of certain real estate held for sale during 1995.

Federal and State Income Taxes  Federal and state income tax
- - ------------------------------
expense in 1996, 1995 and 1994 was $14,979,000, $10,974,000 and
$5,185,000, respectively. The increase in income taxes in 1996 and 1995 was the result of an increase in pre-tax income attributable to the earnings contributions of recent acquisitions and the sale of WGI and other distribution properties. Income taxes in 1994 were impacted by reductions related to amended prior year federal income tax returns and non-taxable income items included with "other income" related to the reversal of a tax reserve recorded in September 1993, previously discussed. In July 1993 the Company paid the Internal Revenue Service $1,266,000 in settlement for federal income taxes and interest related to the tax years 1984 through 1989.

               Liquidity and Capital Resources

Operating Activities  The seasonal nature of Southern Union's
- - --------------------
business results in a high level of cash flow needs during the peak winter-heating season months to finance gas purchases, out-standing customer accounts receivable and certain tax payments. To provide these funds, as well as funds for its continuing con-struction and maintenance programs, the Company has historically used its revolving credit facility along with internally-generated funds. Because of available short-term credit and the ability to obtain various market financing, management believes it has adequate financial flexibility to meet its cash needs.

Cash flow from operating activities in 1996 increased by $25,823,000 to $67,465,000, and decreased by $53,687,000 to
$41,642,000 in 1995. Operating activities were positively impacted by increased net earnings in 1996 as well as an increase in deferred gas purchase costs due to market fluctuations in the spot market price of natural gas.

Increased net earnings positively impacted cash flow from operating activities in 1995, which was offset by a decrease in deferred gas purchase costs due to market fluctuations in the spot market price of natural gas. The acquisitions of MGE and Rio Grande impacted 1994 operating cash flow in which net working capital assets of $50,999,000 were acquired. Subsequent to these acquisitions, collections on accounts receivable and payments on accounts payable occurred.

At June 30, 1996, 1995 and 1994, the Company's primary sources of liquidity included cash, cash equivalents and short-term invest-ments of $2,887,000, $58,597,000 and $5,881,000, respectively, and borrowings available under the revolving credit facility, previously discussed. No amounts under the revolving credit facility were outstanding at June 30, 1996 or 1995. A balance of $20,100,000 was outstanding under the facility at July 31, 1996.

Investing Activities  Cash flow used in investing activities in
- - --------------------
1996 decreased by $57,657,000 to $31,459,000, and decreased by $381,539,000 to $89,116,000 in 1995. Investing activity cash flow was primarily affected by additions to property, plant and equipment, acquisitions, sale of various properties and invest-ments in marketable securities.

During 1996, 1995 and 1994, the Company expended $59,376,000, $67,442,000 and $38,237,000, respectively, for capital expendi-tures excluding acquisitions. These expenditures primarily related to normal distribution system replacement and expansion. Included in these capital expenditures were $19,761,000, $24,476,000 and $9,505,000 for the MGE Safety Program in 1996, 1995 and 1994, respectively.

On January 31, 1994, MGE was acquired for $401,600,000 and in September 1993 Rio Grande was acquired for $30,500,000. These acquisitions were financed through a combination of the revolving credit facility, the sale of $475,000,000 of Senior Notes com-pleted on January 31, 1994, and net proceeds from the sale of $50,000,000 of common stock in the Rights Offering completed on December 31, 1993.

On May 1, 1996, the Company consummated the sale of various operations for $14,770,000, subject to post-closing adjustments. The operations included certain gas distribution operations of the Company in the Texas and Oklahoma Panhandles and WGI, exclu-sive of the Del Norte interconnect which transports natural gas into Mexico.

During 1996, the Company purchased $10,763,000 in common stock investment securities. These securities are classified as avail-able for sale and are intended to be held by the Company for an indefinite period of time. As of June 30, 1996, the investment securities had a fair value of $8,848,000. At June 30, 1996, the adjustment to unrealized holding loss, included as a separate component of common stockholders' equity, totaled $1,244,000. Subsequent to June 30, 1996, additional common stock investment securities were purchased. As of July 31, 1996, the investment securities had a fair value of $16,872,000 and an unrealized holding gain of $486,000.

Financing Activities  Cash flow used in financing activities in
- - --------------------
1996 was $72,134,000, while cash flow from financing activities decreased $288,421,000 to $80,608,000 in 1995. Financing activity cash flow changes were primarily due to the various financing transactions during the past three years. As a result, the Company's total debt to total capital ratio at June 30, 1996 was 52.7%.

On May 17, 1995, Southern Union Financing I (Subsidiary Trust), a consolidated wholly-owned subsidiary of Southern Union, issued $100,000,000 of Preferred Securities. The issuance of the Pre-ferred Securities was part of a $300,000,000 shelf registration filed with the Securities and Exchange Commission on March 29, 1995. Southern Union may sell a combination of preferred securities of financing trusts and senior and subordinated debt securities of Southern Union of up to $196,907,200 (the remaining shelf) from time to time, at prices determined at the time of any offering. The net proceeds from the Preferred Securities offering, along with working capital from operations, were used to repurchase $90,485,000 of the Senior Notes through June 1996 with the remaining balance used to provide working capital for seasonal needs. Depending upon market conditions and available cash balances, the Company may repurchase additional Senior Notes in the future. See Preferred Securities of Subsidiary Trust and Debt in the Notes to the Consolidated Financial Statements.

On January 31, 1994, the Company completed the sale of $475,000,000 of Senior Notes. In addition, on December 31, 1993 Southern Union completed a Rights Offering to its existing stock-holders to subscribe for and purchase 2,000,000 pre-split and pre-dividend shares of the Company's common stock, par value $1.00 per share, at a pre-split and pre-dividend price of $25.00 per share for net proceeds of $49,351,000. The net proceeds from the sale of the Senior Notes, together with the net proceeds from the Rights Offering and working capital from operations, were used to: (i) fund the acquisition of MGE; (ii) repay $59,300,000 of borrowings under the revolving credit facility used to fund the acquisition of Rio Grande and repurchase all outstanding pre-ferred stock; (iii) refinance, on January 31, 1994, $10,000,000 aggregate principal amount of 9.45% Senior Notes due January 31, 2004, and $25,000,000 aggregate principal amount of 10% Senior Notes due January 31, 2012 and the related premium of $10,400,000 resulting from the early extinguishment of such notes; (iv) refinance, on March 2, 1994, $50,000,000 aggregate principal amount of 10.5% Sinking Fund Debentures due May 15, 2017 and the related premium of $3,300,000 resulting from the early extinguishment of such debentures; and (v) refinance, on May 16, 1994, $20,000,000 aggregate principal amount of 10 1/8% Notes.

The Company's effective rate under the current debt structure is 7.9% (including interest and the amortization of debt issuance costs and redemption premiums on refinanced debt).

Southern Union has available a $100,000,000 revolving credit facility (Revolving Credit Facility) underwritten by a syndicate of banks. The Revolving Credit Facility is uncollaterized and has no borrowing base limitations as long as the Company's Senior Notes meet certain rating criteria. The Revolving Credit Facility can also be used in part, but not to exceed $40,000,000, to fund certain acquisitions and capital expenditures. The Revolving Credit Facility contains certain financial covenants that, among other things, restrict cash or asset dividends, share repurchases, certain investments and additional debt. The facility expires on December 31, 1997 but may be extended annually for periods of one year with the consent of each of the banks. The Revolving Credit Facility is subject to a commitment fee based on the rating of the Company's Senior Notes. As of June 30, 1996 the commitment fee was an annualized .15% on the unused balance.

The Company had standby letters of credit outstanding of $2,947,000 at both June 30, 1996 and 1995, which guarantee pay-payment of various insurance premiums and state taxes.

                         Other Matters

Propane Operations  Effective August 30, 1996, the Company pur-
- - ------------------
purchased certain propane distribution properties in El Paso, Texas, serving 1,100 customers. These operations will compliment the Company's gas distribution services and are expected to allow the Company to provide a greater scope of services.

Stock Splits and Dividends  On March 11, 1996, a four-for-three
- - --------------------------
stock split was distributed in the form of a 33 1/3% stock divi-dend and on March 9, 1994 a three-for-two stock split was distri-buted in the form of a 50% stock dividend. Additionally, Southern Union distributed annual 5% common stock dividends on November 27, 1995 and June 30, 1994. A portion of each 5% stock dividend was characterized as a distribution of capital due to the level of the Company's retained earnings available for dis-tribution as of each date of declaration. Unless otherwise stated, all per share data included herein and in the accom-panying Consolidated Financial Statements and Notes thereto have been restated to give effect to the stock splits and stock divi-dends.

Contingencies  The Company has been named as a potentially
- - -------------
responsible party in a special notice letter from the United States Environmental Protection Agency for costs associated with removing hazardous substances from the site of a former coal gasification plant in Vermont. The Company also assumed responsibility for certain environmental matters in connection with the acquisition of MGE. Additionally, the Company is investigating the possibility that the Company or predecessor companies may have been associated with Manufactured Gas Plant sites in other of its past, principally in Arizona and New Mexico, and present service areas in Texas. See Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Inflation  The Company believes that inflation has caused and
- - ---------
will continue to cause increases in certain operating expenses and has required and will continue to require assets to be replaced at higher costs. The Company continually reviews the adequacy of its gas rates in relation to the increasing cost of providing service and the inherent regulatory lag in adjusting those gas rates.

Regulatory  The majority of the Company's business activities are
- - ----------
subject to various regulatory authorities. The Company's finan-cial condition and results of operations have been and will con-tinue to be dependent upon the receipt of adequate and timely adjustments in rates. Gas service rates, which consist of a monthly fixed charge and a gas usage charge, are established by regulatory authorities and are intended to permit utilities to recover operating, administrative and financing costs and to have the opportunity to earn a return on equity. The monthly fixed charge provides a base revenue stream while the usage charge increases the Company's revenues and earnings in colder weather when natural gas usage increases.

The Company is continuing to pursue certain changes to rates and rate structures that are intended to reduce the sensitivity of earnings to weather including weather normalization clauses and higher minimum monthly service charges. Southern Union Gas has weather normalization clauses in Austin, El Paso (effective September 1, 1996), Port Arthur (also effective September 1,
1996), Galveston and in two other service areas in Texas. These clauses allow for the adjustments that help stabilize customers' monthly bills and the Company's earnings from the varying effects of weather.

On March 1, 1996, MGE filed a request for a rate increase with the Missouri Public Service Commission (MPSC) primarily con-sisting of the recovery of certain capital expenditures incurred by MGE for safety improvements under the MGE Safety Program. On October 15, 1993, MGE's rates increased by $9,750,000 annually. Southern Union Gas also received several annual cost of service adjustments in 1996, 1995 and 1994.

Pursuant to a 1989 MPSC order, MGE is engaged in a major gas safety program in its service territories. This program includes replacement of company- and customer-owned gas service and yard lines, the movement and resetting of meters, the replacement of cast iron mains and the replacement and cathodic protection of bare steel mains. In recognition of the significant capital expenditures associated with this safety program, the MPSC per-mits the deferral, and subsequent recovery through rates, of depreciation expense, property taxes and associated carrying costs. The continuation of the MGE Safety Program will result in significant levels of future capital expenditures. The Company estimates incurring capital expenditures of $20,296,000 in fiscal 1997 related to this program which are expected to be financed through working capital.

Accounting Pronouncements  In March 1995, the Financial
- - -------------------------
Accounting Standards Board (FASB) issued Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, a standard which is effective for fiscal years beginning after December 15, 1995. This standard requires that long-lived assets, identifiable intangibles, capital leases and goodwill be reviewed for impairment whenever changes in circum-stances indicate that the carrying amount of the assets may not be recoverable. In addition, this standard requires that regula-tory assets meet the recovery criteria set forth in a previously issued standard, Accounting for the Effects of Certain Types of Regulation, on an ongoing basis in order to continue to defer applicable costs. Since the Company's policy was basically the same as the policy prescribed by the new standard, implementa-tion of this standard had no effect on the Company's financial position, results of operations or cash flows.

In October 1995, the FASB issued another standard, Accounting for Stock-Based Compensation which establishes fair value-based accounting and reporting standards for all transactions in which a company acquires goods or services by issuing its equity securities, including all arrangements under which employees receive stock-based compensation. This standard encourages, but does not require, companies to adopt fair value accounting to recognize compensation expense for grants under stock-based com-pensation plans. However, companies must comply with the fair value disclosure requirements set forth in the standard, which is effective for fiscal years beginning after December 15, 1995.
The Company expects to adopt the disclosure requirements of the standard, which will have no impact on the Company's financial position, results of operations or cash flows.

See the Notes to Consolidated Financial Statements for other accounting pronouncements followed by the Company.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF OPERATIONS



                                      Year Ended June 30,
                                 --------------------------------
                                    1996       1995       1994
                                 ---------- ---------- ----------
                                  (thousands of dollars, except
                                   shares and per share amounts)

Operating revenues............   $ 620,391  $ 479,983  $ 372,043
Gas purchase costs............     361,539    241,839    211,127
                                 ---------  ---------  ---------
  Operating margin............     258,852    238,144    160,916
Revenue related taxes.........     (34,886)   (27,157)   (19,540)
                                 ---------  ---------  ---------
  Net operating margin........     223,966    210,987    141,376

Operating expenses:
  Operating, maintenance
    and general...............     107,521    102,371     78,952
  Depreciation and
    amortization..............      32,982     32,083     21,684
  Taxes, other than on income
    and revenues..............      13,659     12,124      7,510
                                 ---------  ---------  ---------
    Total operating expenses..     154,162    146,578    108,146
                                 ---------  ---------  ---------
    Net operating revenues....      69,804     64,409     33,230
                                 ---------  ---------  ---------

Other income (expenses):
  Interest....................     (35,832)   (39,884)   (25,464)
  Dividends on preferred
    securities of subsidiary
    trust.....................      (9,480)    (1,159)      --
  Other, net..................      11,326      3,677      5,797
                                 ---------  ---------  ---------
    Total other expenses, net.     (33,986)   (37,366)   (19,667)
                                 ---------  ---------  ---------

Earnings before income taxes..      35,818     27,043     13,563

Federal and state income
  taxes.......................      14,979     10,974      5,185
                                 ---------  ---------  ---------

Net earnings available for
  common stock................   $  20,839  $  16,069  $   8,378
                                 =========  =========  =========

Earnings per common and
  common share equivalents....   $    1.25  $     .98  $     .59
                                 =========  =========  =========

Weighted average common and
  common share equivalents
  outstanding.................  16,726,016 16,449,370 14,189,549
                                ========== ========== ==========


                        See accompanying notes.

               SOUTHERN UNION COMPANY AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEET



                             ASSETS


                                                  June 30,
                                          -----------------------
                                             1996         1995
                                          ----------   ----------
                                          (thousands of dollars)

Property, plant and equipment:
  Plant in service....................    $ 912,552    $ 882,769
  Construction work in progress.......        8,411       14,670
                                          ---------    ---------
                                            920,963      897,439
  Less accumulated depreciation and
    amortization......................     (310,289)    (303,327)
                                          ---------    ---------
                                            610,674      594,112
Additional purchase cost assigned to
  utility plant, net of accumulated
  amortization of $19,305,000 and
  $16,561,000, respectively...........      133,780      144,629
                                          ---------    ---------
  Net property, plant and equipment...      744,454      738,741


Current assets:
  Cash and cash equivalents...........        2,887       39,015
  Short-term investments..............         --         19,582
  Accounts receivable, billed and
    unbilled..........................       47,846       35,465
  Inventories, principally at
    average cost......................       27,023       23,561
  Deferred gas purchase costs.........        2,650        7,641
  Prepayments and other...............        1,947        1,349
                                          ---------    ---------

Total current assets..................       82,353      126,613

Deferred charges......................      116,286      114,167

Investment securities.................        8,848         --

Real estate...........................        9,513       10,742

Other.................................        3,006        2,334

                                          ---------    ---------

  Total assets........................    $ 964,460    $ 992,597
                                          =========    =========

                       See accompanying notes.

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
            CONSOLIDATED BALANCE SHEET (Continued)



             STOCKHOLDERS' EQUITY AND LIABILITIES


                                                  June 30,
                                          -----------------------
                                             1996         1995
                                          ----------   ----------
                                          (thousands of dollars)

Common stockholders' equity:
  Common stock, $1 par value; autho-
    rized 50,000,000 shares; issued
    16,275,292 shares at June 30, 1996..  $  16,275    $  11,570
  Premium on capital stock..............    206,047      198,819
  Less treasury stock:  51,625 shares
    at cost.............................       (794)        (794)
  Retained earnings.....................     25,631       16,069
  Unrealized holding loss...............     (1,244)        --
                                          ---------    ---------

                                            245,915      225,664

Company-obligated mandatorily
  redeemable preferred securities of
  subsidiary trust holding solely
  $103,093,000 principal amount of
  9.48% subordinated notes of
  Southern Union due 2025...............    100,000      100,000

Long-term debt..........................    385,394      462,503

  Total capitalization..................    731,309      788,167

Current liabilities:
  Long-term debt due within one year....        615          770
  Accounts payable......................     39,238       28,784
  Federal, state and local taxes             16,741        6,310
  Accrued interest......................     12,773       15,194
  Accrued dividends on preferred
    securities of subsidiary trust......      2,370         --
  Customer deposits.....................     15,656       14,166
  Other.................................     15,937       13,621
                                          ---------    ---------

    Total current liabilities...........    103,330       78,845

Deferred credits and other..............     86,287       89,529

Accumulated deferred income taxes.......     43,534       36,056

Commitments and contingencies...........       --           --
                                          ---------    ---------

  Total stockholders' equity and
    liabilities.........................  $ 964,460    $ 992,597
                                          =========    =========

                      See accompanying notes.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF CASH FLOWS


Cash paid for interest in 1996, 1995 and 1994 was $36,893,000, $38,987,000 and $12,001,000, respectively. Cash paid for income taxes in 1996, 1995 and 1994 was $11,000, $2,533,000 and
$5,820,000, respectively.

As a result of the Missouri Gas Energy and Rio Grande acquisi-tions, various non-cash assets and liabilities were acquired during 1994 including $50,999,000 in working capital, $385,650,000 in net property, plant and equipment, $46,988,000 in other noncurrent assets and $42,971,000 in noncurrent liabilities.

                                      Year Ended June 30,
                             ------------------------------------
                                1996         1995         1994
                             ----------   ----------   ----------
                                    (thousands of dollars)
Cash flows from
  operating activities:
    Net earnings...........  $  20,839    $  16,069    $   8,378
    Adjustments to recon-
      cile net earnings
      to net cash flows
      from operating
      activities:
        Depreciation and
          amortization.....     32,982       32,083       21,684
        Deferred income
          taxes............      9,413        5,909        8,943
        Provision for bad
          debts............      5,535        4,162        2,897
        Deferral of in-
          terest expense...     (5,664)      (2,619)        (276)
        Other, net.........        191        1,952         (805)
        Changes in assets
          and liabilities,
          net of acquisi-
          tions and dispo-
          sitions:
            Accounts re-
              ceivable,
              billed and
              unbilled.....    (17,743)      11,051       63,059
            Accounts pay-
              able.........     10,048       (7,255)      (4,152)
            Taxes and
              other
              liabilities..      9,141       (7,187)       6,518
            Customer
              deposits.....      1,489        1,137          (75)
            Deferred gas
              purchase
              costs........      4,991      (22,537)      (4,586)
            Inventories....     (3,607)       7,975       (9,240)
            Other, net.....       (150)         902        2,984
                             ---------    ---------    ---------
        Net cash flows
          from operating
          activities.......     67,465       41,642       95,329
                             ---------    ---------    ---------
Cash flows from (used in)
  investing activities:
    Additions to property,
      plant and equipment..    (59,376)     (67,442)     (38,237)
    Acquisition of
      operations, net of
      cash received........       --           (750)    (440,666)
    Purchase of investment
      securities...........    (10,763)        --           --
    Litigation settlement
      proceeds.............      4,250         --           --
    Maturity (purchase) of
      short-term invest-
      ments................     19,582      (19,582)        --
    Increase (decrease) in
      customer advances....      3,547          725       (3,079)
    Increase (decrease) in
      deferred charges and
      credits..............     (3,811)      (3,868)       5,603
    Proceeds from notes
      receivable...........       --           --          6,368
    Proceeds from sale of
      various operations...     14,770         --           --
    Other, net.............        342        1,801         (644)
                             ---------    ---------    ---------
    Net cash flows used in
      investing activities.    (31,459)     (89,116)    (470,655)
                             ---------    ---------    ---------
Cash flows from (used in)
  financing activities:
    Repayment of debt......    (72,790)     (16,212)    (107,052)
    Net payments under
      revolving credit
      facility.............       --           --        (28,200)
    Issuance of debt.......       --           --        475,000
    Premium on early
      extinguishment of
      debt.................       --           --        (13,715)
    Debt issuance cost.....       --           --         (5,450)
    Proceeds from rights
      offering, net........       --           --         49,351
    Issuance of preferred
      securities of sub-
      sidiary trust........       --        100,000         --
    Issuance cost of pre-
      ferred securities of
      subsidiary trust.....       --         (3,799)        --
    Other, net.............        656          619         (905)
                             ---------    ---------    ---------
    Net cash flows from
      (used in) financing
      activities...........    (72,134)      80,608      369,029
                             ---------    ---------    ---------
Increase (decrease) in cash
  and cash equivalents.....    (36,128)      33,134       (6,297)
Cash and cash equivalents
  at beginning of year.....     39,015        5,881       12,178
                             ---------    ---------    ---------
Cash and cash equivalents
  at end of year...........  $   2,887    $  39,015    $   5,881
                             =========    =========    =========

                      See accompanying notes.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
         CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



             Common  Premium   Trea-             Unrea-
             Stock,     on     sury              lized
             $1 Par  Capital   Stock, Retained  Holding
             Value    Stock   at Cost Earnings    Loss   Total
             ------- -------- ------- --------  ------- --------
                            (thousands of dollars)

Balance at
 July 1,
 1993.....   $ 5,302 $144,902  $(794) $  1,744  $  --   $151,154
  Net
   earn-
   ings...      --       --      --      8,378     --      8,378
 Rights
  offering
  for
  2,000,000
  shares of
  common
  stock...     2,000   47,351    --       --       --     49,351
 Three-for-
  two stock
  split...     3,628   (3,628)   --       --       --       --
 5% stock
  divi-
  dend....       545    9,524    --    (10,069)    --       --
 Exercise
  of stock
  options.        22      186    --       --       --        208
 Stock
  issuance
  costs
  and
  other...      --        (63)   --        (53)    --       (116)
             ------- --------  -----  --------  ------- --------
Balance
 June 30,
 1994.....    11,497  198,272   (794)     --       --    208,975

  Net
   earn-
   ings...      --       --      --     16,069     --     16,069
  Exercise
   of
   stock
   op-
   tions..        73      547    --       --       --        620
             ------- --------  -----  --------  ------- --------
Balance
 June 30,
 1995.....    11,570  198,819   (794)   16,069     --    225,664

  Net
   earn-
   ings...      --       --      --     20,839     --     20,839
  5%
   stock
   divi-
   dend          576   10,701    --    (11,277)    --       --
  Four-
   for-
   three
   stock
   split..     4,054   (4,054)   --       --       --       --
  Unrea-
   lized
   holding
   loss...      --       --      --       --     (1,244)  (1,244)
  Exercise
   of
   stock
   op-
   tions..        75      581    --       --       --        656
             ------- --------  -----  --------  ------- --------
Balance
 June 30,
 1996.....   $16,275 $206,047  $(794) $ 25,631  $(1,244)$245,915
             ======= ========  =====  ========  ======= ========


                   See accompanying notes.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         I  Summary of Significant Accounting Policies

Operations  Southern Union Company (Southern Union and, together
- - ----------
with its wholly-owned subsidiaries, the Company), is a public utility primarily engaged in the distribution and sale of natural gas to residential, commercial and industrial customers in ser-vice areas in Texas and Missouri. Subsidiaries of Southern Union also market natural gas to end-users, operate intrastate and interstate natural gas pipeline systems and sell commercial gas air conditioning and other gas-fired engine-driven applications. Certain subsidiaries own or hold interests in real estate and other assets, which are primarily used in the Company's utility business. Substantial operations of the Company are subject to regulation.

Principles of Consolidation  The consolidated financial state-
- - ----------
ments include the accounts of Southern Union and its wholly-owned subsidiaries. All significant intercompany accounts and transac-tions are eliminated in consolidation. All dollar amounts in the tables herein, except per share amounts, are stated in thousands unless otherwise indicated. Certain reclassifications have been made to prior years' financial statements to conform with the current year's presentation.

Gas Utility Revenues and Gas Purchase Costs  Gas utility custo-
- - -------------------------------------------
mers are billed on a monthly-cycle basis. The related cost of gas is matched with cycle-billed revenues through operation of purchased gas adjustment provisions in tariffs approved by the regulatory agencies having jurisdiction. Revenues from gas delivered but not yet billed are accrued, along with the related gas purchase costs and revenue-related taxes. The distribution and sale of natural gas in Texas and Missouri contribute in excess of 90% of the Company's total revenue, net earnings and identifiable assets. Four suppliers provided 43% of the Com-pany's gas purchases in 1996.

Credit Risk  Concentrations of credit risk in trade receivables
- - -----------
are limited due to the large customer base with relatively small individual account balances. In addition, Company policy requires a deposit from certain customers. The Company has recorded an allowance for doubtful accounts totaling $4,000,000 and $2,100,000 at June 30, 1996 and 1995, respectively.

Fair Value of Financial Instruments  The carrying amounts
- - -----------------------------------
reported in the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, investment securities and accounts payable approximates their fair value. The fair value of the Company's investment securities and long-term debt is estimated using current market quotes and other estimation techniques.

Inventories  Inventories consist of gas in underground storage
- - -----------
and materials and supplies. Gas in underground storage of $22,784,000 and $15,427,000 at June 30, 1996 and 1995, respec-
tively, consists of 9,844,000 and 9,701,000 British thermal units
(MMBtu), respectively.

Earnings Per Share  The computation of earnings per common and
- - ------------------
common share equivalents is based on the weighted average number of outstanding common shares during the period plus, when their effect is dilutive, common share equivalents consisting of cer-tain shares subject to stock options and warrants. Primary and fully diluted earnings per share are identical for all periods presented and, therefore, earnings per common and common share equivalents represent fully diluted earnings per share.

New Pronouncements  The Financial Accounting Standards Board
- - ------------------
recently issued Accounting for Stock-Based Compensation, a standard which establishes fair value-based accounting and dis-closure requirements for all transactions in which a company acquires goods or services in exchange for its equity securities, including all arrangements under which employees receive stock-based compensation. This standard encourages, but does not require, companies to adopt fair value accounting to recognize compensation expense for grants under stock-based compensation plans. However, companies must comply with the fair value dis-closure requirements set forth in the standard which is effective for fiscal years beginning after December 15, 1995. The Company expects to adopt the disclosure requirements of this standard, which will not impact the Company's financial position, results of operations or cash flows.

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



Use of Estimates  The preparation of financial statements in con-
- - ----------------
formity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of con-tingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             II  Acquisitions and Divestiture

Missouri Gas Energy  On January 31, 1994, the Company consummated
- - -------------------
the acquisition of Missouri Gas Energy from Western Resources, Inc. (Western Resources or the seller of the Missouri properties) for $400,300,000 in cash, based on account balances as of December 31, 1993. The final purchase price, which was deter-mined through post-closing adjustments and subsequent arbitra-tion, was $401,600,000. The acquisition of Missouri Gas Energy was financed through the sale of $475,000,000 of 7.60% Senior Debt Securities due 2024 (Senior Notes) completed on January 31, 1994 and net proceeds from a $50,000,000 common stock subscrip-tion rights offering (Rights Offering) completed on December 31, 1993. The assets of Missouri Gas Energy were included in the Company's consolidated balance sheet at January 31, 1994 and the results of operations of Missouri Gas Energy have been included in the statements of consolidated operations and cash flows since February 1, 1994. The acquisition was accounted for using the purchase method. The additional purchase cost assigned to utility plant of $54,000,000 reflects the excess of the purchase price over the historical book carrying value of net assets acquired plus various accounting entries to record certain preacquisition contingencies. The additional purchase cost assigned to utility plant is amortized on a straight-line basis over forty years.

Rio Grande Valley  On September 30, 1993, the Company acquired
- - -----------------
the Rio Grande Valley Gas Company (Rio Grande) for $30,500,000. The Company initially funded the Rio Grande purchase with borrowings from its Revolving Credit Facility which were subse-quently repaid with proceeds from the sale of the Senior Notes and the Rights Offering. The assets of Rio Grande were included in the Company's consolidated balance sheet at September 30, 1993 and the results of operations of Rio Grande have been included in the Company's statements of consolidated operations and cash flows since October 1, 1993. The acquisition was accounted for using the purchase method. The additional purchase cost assigned to utility plant of $12,000,000 reflects the excess of the pur-chase price over the historical book carrying value of the net assets acquired. The additional purchase cost assigned to utility plant is amortized on a straight-line basis over forty years.

Sale of Assets  On October 16, 1995, Southern Union Company
- - --------------
entered into an agreement to sell certain gas distribution operations of the Company in the Texas and Oklahoma Panhandles and to sell Western Gas Interstate Company (WGI), a wholly-owned subsidiary of the Company, exclusive of the Del Norte intercon-nect operation which transports natural gas into Mexico, for $14,770,000, subject to post-closing adjustments. The sale was closed on May 1, 1996.

The results of operations of the Company for the periods subse-quent to these acquisitions and divestiture are not comparable to those periods prior to the acquisitions and divestiture nor are the 1996, 1995 and 1994 results of operations comparable with previous periods. Unaudited pro forma consolidated results for the twelve months ended June 30, 1994 for operating revenues, earnings before income taxes, net earnings available for common stock and net earnings per common and common share equivalents were $604,962,000, $16,529,000, $10,248,000 and $.64, respec-
tively. These results give effect to the Missouri Gas Energy and Rio Grande acquisitions, the sale of the Senior Notes, the com-pletion of the Rights Offering and refinancing of certain short-term and long-term debt as of July 1, 1993. These results are not necessarily indicative of the results which would have been obtained, or may be obtained, in the future.

                   III  Other Income, Net

Other income, net in 1996, 1995 and 1994 was $11,326,000,
$3,677,000 and  $5,797,000, respectively.

Other income of $11,326,000 in 1996 included: $5,664,000 related to the deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program; $2,300,000 pre-tax gain on the sale of WGI and other operations; investment interest and interest on notes receivable of $2,051,000; net rental income from Lavaca Realty


             SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



Company (Lavaca Realty), the Company's real estate subsidiary, of $1,392,000; and $1,581,000 in net gains from the repurchase of Senior Notes. This was partially offset by losses of $470,000 on the sale of undeveloped real estate.

Other income of $3,677,000 in 1995 included: $2,619,000 related to the deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program; net rental income from Lavaca Realty of $1,403,000; and $244,000 from gas appliance merchandising. This was partially offset by $750,000 for the write-down to estimated fair market value of certain real estate held for sale.

Other income of $5,797,000 in 1994 included: a non-recurring accounting adjustment of $2,489,000 to reverse a tax reserve upon the final settlement of prior period federal income tax audits and the filing of amended federal income tax returns; net rental income from Lavaca Realty of $1,115,000; investment interest and interest on notes receivable of $950,000; $500,000 from gas appliance merchandising; a pre-tax gain of $494,000 on the sale of undeveloped real estate; the write-off of $357,000 of acquisition-related costs as a result of the termination of negotiations related to various acquisitions and $276,000 related to the deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program.

                   IV  Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Short-term investments are highly liquid investments with maturities of more than three months when purchased, and are carried at cost, which approximates market. The Company places its temporary cash investments with a high credit quality financial institution which, in turn, invests the temporary funds in a variety of high-quality short-term financial securities.

               V  Property, Plant and Equipment

Plant  Plant in service and construction work in progress are
- - -----
stated at original cost net of contributions in aid of construc-tion. The cost of additions includes an allowance for funds used during construction and applicable overhead charges. Gain or loss is recognized upon the disposition of significant utility properties and other property constituting operating units. Gain or loss from minor dispositions of property is charged to accumu-lated depreciation and amortization. The Company capitalizes the cost of significant internally-developed computer software sys-tems and amortizes the cost over the expected useful life.

                                                   June 30,
                                            ---------------------
                                               1996       1995
                                            ---------- ----------
Distribution plant.....................     $ 870,820  $ 831,401
General plant..........................        71,127     70,713
Other..................................        14,636     22,324
                                            ---------  ---------
  Total plant..........................       956,583    924,438
Less contributions in aid of
  construction.........................       (44,031)   (41,669)
                                            ---------  ---------
    Plant in service...................       912,552    882,769
Construction work in progress..........         8,411     14,670
                                            ---------  ---------
                                              920,963    897,439
Less accumulated depreciation and
  amortization.........................      (310,289)  (303,327)
                                            ---------  ---------
                                              610,674    594,112
Additional purchase cost assigned to
  utility plant, net...................       133,780    144,629
                                            ---------  ---------

Net property, plant and equipment......     $ 744,454  $ 738,741
                                            =========  =========

During 1996 WGI and other operations were sold in which property, plant and equipment had a cost and accumulated depreciation and amortization of $21,111,000 and $10,356,000, respectively.

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



Acquisitions are recorded at the historical book carrying value of utility plant. Additional purchase cost assigned to utility plant is the excess of the purchase price over the book carrying value of the net assets acquired. In general, the Company has not been allowed direct recovery of additional purchase cost assigned to utility plant in rates. Periodically, the Company evaluates the carrying value of its additional purchase cost assigned to utility plant, long-lived assets, capital leases and other identifiable intangibles by comparing the anticipated future operating income from the businesses giving rise to the respective asset with the original cost or unamortized balance. No impairment has been indicated or is expected.

Depreciation and Amortization  Depreciation of utility plant is
- - -----------------------------
provided at an average straight-line rate of approximately 3% per annum of the cost of such depreciable properties less applicable salvage. Franchises are amortized over their respective lives. Depreciation and amortization of other property is provided at straight-line rates estimated to recover the costs of the properties, after allowance for salvage, over their respective lives. Internally-developed computer software system costs are amortized over various regulatory-approved periods. Amortization of additional purchase cost assigned to utility plant is provided on a straight-line basis over forty years unless the Company's regulators have provided for the recovery of the additional pur-chase cost in rates, in which case the Company's policy is to utilize the amortization period which follows the rate recovery period.

Depreciation and amortization of property, plant and equipment in 1996, 1995 and 1994 was $29,264,000, $27,815,000 and $18,197,000,
respectively.

                   VI  Investment Securities

At June 30, 1996, all securities owned by the Company were clas-sified as available for sale and are intended to be held by the Company for an indefinite period of time. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of common stockholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the Statement of Consolidated Operations when incurred.

As of June 30, 1996, investment securities consisted of common stock with a specific cost of $10,763,000 and a fair value of $8,848,000. The unrealized holding loss, included as a separate component of common stockholders' equity, totaled $1,244,000 at June 30, 1996. There were no adjustments to unrealized holding loss on securities available-for-sale in previous years as no investment securities were held. Subsequent to June 30, 1996, additional common stock investment securities were purchased. As of July 31, 1996, the investment securities available-for-sale had a fair value of $16,872,000 and an unrealized holding gain of $486,000.

                   VII  Stockholders' Equity

Stock Dividends and Splits  On November 27, 1995 and June 30,
- - --------------------------
1994, Southern Union distributed its annual 5% common stock divi-dend to stockholders of record on November 15, 1995 and June 14, 1994, respectively. A portion of each 5% stock dividend was characterized as a distribution of capital due to the level of the Company's retained earnings available for distribution as of each declaration date. On February 13, 1996, the Board of Directors declared a four-for-three stock split distributed in the form of a 33 1/3% stock dividend on March 11, 1996, to stock-holders of record on February 23, 1996. In addition, on February 11, 1994, the Board of Directors declared a three-for-two stock split distributed in the form of a 50% stock dividend on March 9, 1994, to stockholders of record on February 23, 1994. Unless otherwise stated, all per share and share data included herein have been restated to give effect to the dividends and splits.

Rights Offering  On December 31, 1993, Southern Union consummated
- - ---------------
a Rights Offering to its existing stockholders to subscribe for and purchase 2,000,000 pre-split and pre-dividend shares of the Company's common stock, par value $1.00 per share, at a pre-split and pre-dividend price of $25.00 per share for net proceeds of $49,351,000. The proceeds from the Rights Offering, together with the proceeds from the sale of the Senior Notes, were used to fund the Missouri Gas Energy and Rio Grande acquisitions and to retire or refinance certain outstanding debt.

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



Common Stock  The Company maintains its 1992 Long-Term Stock In-
- - ------------
centive Plan (1992 Plan) under which options to purchase 1,146,600 shares may be granted to officers and key employees at prices not less than the fair market value on the date of grant. The 1992 Plan allows for the granting of stock appreciation rights, dividend equivalents, performance shares and restricted stock. The Company also had an incentive stock option plan (1982
Plan) which provided for the granting of 787,500 options, until December 31, 1991. Upon exercise of an option granted under the 1982 Plan, the Company may elect, instead of issuing shares, to make a cash payment equal to the difference at the date of exer-cise between the option price and the market price of the shares as to which such option is being exercised. Options granted under both the 1992 Plan and the 1982 Plan are exercisable for periods of ten years from the date of grant or such lesser period as may be designated for particular options, and become exercisable after a specified period of time from the date of grant in cumulative annual installments.

                          1992 Plan               1982 Plan
                    ----------------------  ---------------------
                     Shares                  Shares
                      Under      Option       Under     Option
                     Option      Prices      Option     Prices
                    -------  -------------  -------  ------------

Outstanding
  July 1, 1993...   284,445  $6.23 -  7.24  544,635  $5.54 - 6.23
    Granted......   350,595          12.59     --            --
    Exercised....      --            --     (37,485)         5.54
    Canceled.....    (2,205)  6.23 -  7.24  (46,305)  5.54 - 6.23
                    -------                 -------
Outstanding
  June 30, 1994..   632,835   6.23 - 12.59  460,845   5.54 - 6.23
    Exercised....    (1,544)          7.24 (100,905)  5.54 - 6.23
    Canceled.....    (3,972)  6.23 -  7.24     --            --
                    -------                 -------
Outstanding
  June 30, 1995..   627,319   6.23 - 12.59  359,940   5.54 - 5.66
    Granted......   287,770          15.68     --            --
    Exercised....   (33,957)  7.24 - 12.59  (63,997)  5.54 - 5.66
    Canceled.....   (45,239)  7.24 - 15.68     --            --
                    -------                 -------
Outstanding
  June 30, 1996..   835,893   6.23 - 15.68  295,943   5.54 - 5.66
                    =======                 =======

At June 30, 1996, 1995 and 1994, options for 290,178, 191,173 and
56,448 shares ranging from $6.23 to $12.59 were exercisable under the 1992 Plan. At June 30, 1996, 1995 and 1994, options under the 1982 Plan for 291,533, 293,790 and 310,905 shares were exer-cisable at prices ranging from $5.54 to $5.66. There were 267,488, 364,299 and 361,462 shares available for future option grants under the 1992 Plan at June 30, 1996, 1995 and 1994, respectively. No shares were available for future option grants under the 1982 Plan at June 30, 1996, 1995 and 1994.

On February 10, 1994, Southern Union granted to Fleischman and
Walsh L.L.P., legal counsel to the Company, a warrant which expires on February 10, 2004, to purchase up to 55,125 shares of Common Stock at an exercise price of $12.59.

Retained Earnings  Under the most restrictive provisions in
- - -----------------
effect, as a result of the sale of Senior Notes, Southern Union will not declare or pay any cash or asset dividends on common stock (other than dividends and distributions payable solely in shares of its common stock or in rights to acquire its common stock) or acquire or retire any shares of Southern Union's common stock, unless no event of default exists and the Company meets certain financial ratio requirements. In addition, Southern Union's charter relating to the issuance of preferred stock limits the payment of cash or asset dividends on capital stock.

         VIII  Preferred Securities of Subsidiary Trust

On May 17, 1995, Southern Union Financing I (Subsidiary Trust), a consolidated wholly-owned subsidiary of Southern Union, issued $100,000,000 of 9.48% Trust Originated Preferred Securities (Preferred Securities). In connection with the Subsidiary Trust's issuance of the Preferred Securities and the related pur-chase by Southern Union of all of the Subsidiary Trust's common securities (Common Securities), Southern Union issued to the Sub-sidiary Trust $103,092,800 principal amount of its 9.48% Subordi-nated Deferrable Interest Notes, due 2025 (Subordinated Notes). The sole assets of the Subsidiary Trust are the Subordinated Notes. The interest and other payment dates on the Subordinated Notes

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



correspond to the distribution and other payment dates on the Preferred Securities and the Common Securities. Under certain circumstances, the Subordinated Notes may be distributed to holders of the Preferred Securities and holders of the Common Securities in liquidation of the Subsidiary Trust. The Subordi-nated Notes are redeemable at the option of the Company on or after May 17, 2000, at a redemption price of $25 per Subordinated Note plus accrued and unpaid interest. The Preferred Securities and the Common Securities will be redeemed on a pro rata basis to the same extent as the Subordinated Notes are repaid, at $25 per Preferred Security and Common Security plus accumulated and unpaid distributions. Southern Union's obligations under the Subordinated Notes and related agreements, taken together, con-stitute a full and unconditional guarantee by Southern Union of payments due on the Preferred Securities. As of June 30, 1996 and 1995, 4,000,000 shares of Preferred Securities were out-standing.

                           IX  Debt

                                                   June 30,
                                             --------------------
                                               1996        1995
                                             --------    --------

7.60% Senior Notes.......................    $384,515    $460,000
Other....................................       1,494       3,273
                                             --------    --------
Total long-term debt.....................    $386,009    $463,273
                                             ========    ========

The maturities of long-term debt for each of the next five years ending June 30 are: 1997 -- $615,000; 1998 -- $612,000; 1999 --
$266,000; 2000 -- $1,000; 2001 -- none; and thereafter --
$384,515,000.

Senior Notes  On January 31, 1994, Southern Union completed the
- - ------------
sale of the Senior Notes. The net proceeds from the sale, to-gether with the net proceeds from the Rights Offering and working capital from operations, were used to: (i) fund the acquisition of Missouri Gas Energy; (ii) repay $59,300,000 of borrowings under the revolving credit facility; and (iii) refinance $105,000,000 aggregate principal amount of various notes and debentures and the related premiums of $13,700,000 resulting from the early extinguishment of such notes and debentures.

During 1996, $75,485,000 of Senior Notes were repurchased at prices ranging from $922 to $985 per $1,000 note resulting in a net pre-tax gain of $1,581,000. In June 1995, $15,000,000 of
Senior Notes were repurchased at prices ranging from $993 to $995 per $1,000 note resulting in a net pre-tax loss of $33,000.
Debt issuance costs and premiums on the early extinguishment of debt are accounted for in accordance with that required by its various regulatory bodies having jurisdiction over the Company's operations. The Company recognizes gains or losses on the early extinguishment of debt to the extent it is provided for by its regulatory authorities and in some cases such costs are deferred and amortized over the term of the new or replacement debt issues.

The Senior Notes traded at $950 and $933 (per $1,000 note) on
June 30 and July 31, 1996, respectively, as quoted by a major brokerage firm. The carrying amount of long-term debt at June 30, 1996 and 1995 was $386,009,000 and $463,273,000,
respectively. The fair value of long-term debt at June 30, 1996 and 1995 was $366,783,000 and $460,973,000, respectively.

Revolving Credit Facility  The Company has availability under a
- - -------------------------
$100,000,000 revolving credit facility with a three-year term (facility) underwritten by a syndication of banks. Borrowings under the facility are available for Southern Union's working capital, letter of credit requirements and other general corpo-rate purposes. The facility is uncollateralized and has no borrowing base limitations as long as the Senior Debt Notes meet certain rating criteria. The Company may use up to $40,000,000 of this facility to finance future acquisitions. This facility contains covenants with respect to financial parameters and ratios, total debt limitations, restrictions as to dividend pay-ments, stock reacquisitions, certain investments and additional liens. The facility expires on December 31, 1997 but may be extended annually for periods of one year with the consent of each of the banks. The revolving credit facility is subject to a commitment fee based on the rating of the Senior Notes. As of June 30, 1996 the commitment fee was an annualized .15% on the unused balance. The interest rate on borrowings on the revolving credit facility is calculated based on a formula using the LIBOR or prime interest rates. The average interest rate under the revolving credit facility was 7.4% and 6.5% for the

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



year ended June 30, 1996 and 1995, respectively. No balance was outstanding under the facility as of June 30, 1996 and 1995. A balance of $20,100,000 was outstanding under the facility at July 31, 1996.

                     X  Employee Benefits

Defined Contribution Plan  The Company provides a Savings Plan
- - -------------------------
available to all employees. Under the provisions of the plan, the Company contributes $.50 of Company stock for each $1.00 con-tributed by a participant up to 7% of the employees' salary. Company contributions are 100% vested after six years of con-tinuous service. Company contributions to the plan during 1996, 1995 and 1994, were $1,425,000, $1,344,000 and $859,000, respec-
tively.

Postemployment Benefits  Certain postemployment benefits such as
- - -----------------------
disability and health care continuation coverage provided to former or inactive employees after employment but before retire-ment, are accrued if attributable to an employee's previously rendered service. The Company has recorded a regulatory asset to the extent it intends to file rate applications to include such costs in rates and such recovery is probable. As of both
June 30, 1996 and 1995, the Company has recorded a regulatory asset and a related liability of $1,100,000.

Defined Benefit Plan  Net pension expense for the years ended
- - --------------------
June 30, 1996, 1995 and 1994 (five months of expenses for Plan B in 1994) consisted of the following:

                       Plan A                     Plan B
               ----------------------  -------------------------
                1996    1995    1994     1996      1995    1994
               ------  ------  ------  --------  -------- ------

Service cost
 of benefits
 earned dur-
 ing the
 year........  $1,442  $1,220  $1,233   $ 1,640  $ 1,125  $  550
Interest cost
 on projected
 benefit
 obligations.   2,483   2,394   2,269     7,355    7,289   2,957
Actual return
 on plan
 assets......  (4,204) (2,768)     14   (18,669) (10,318)  3,303
Net amortiza-
 tion and
 deferral....   2,277     949  (1,633)   11,556    3,363  (6,464)
               ------  ------  ------   -------  -------  ------
Net pension
 expense.....  $1,998  $1,795  $1,883   $ 1,882  $ 1,459  $  346
               ======  ======  ======   =======  =======  ======

                               Plan A               Plan B
                         ------------------   ------------------
                           1996      1995       1996      1995
                         --------  --------   --------  --------

Actuarial present
 value of benefit
 obligations:
  Vested benefits....    $ 26,150  $ 25,893   $ 87,790  $ 87,542
  Nonvested benefits.       1,092     1,107      1,149     2,138
                         --------  --------   --------  --------
Accumulated benefit
 obligations.........      27,242    27,000     88,939    89,680
Effect of future
 salary increases....       6,573     7,731      7,381     5,203
                         --------  --------   --------  --------
Projected benefit
 obligation..........      33,815    34,731     96,320    94,883
Plan assets at
 fair value..........     (30,161)  (26,624)  (100,506)  (92,884)
                         --------  --------   --------  --------
Projected benefit
 obligation less
 plan assets.........       3,654     8,107     (4,186)    1,999
Unrecognized net
 transition asset....         524       621       --        --
Unrecognized prior
 service cost........      (1,627)   (1,796)      (828)     --
Unrecognized net
 gain (loss).........         853    (4,838)     5,468    (1,808)
                         --------  --------   --------  --------
Accrued retirement
 plan liabilities....    $  3,404  $  2,094   $    454  $    191
                         ========  ========   ========  ========

Actuarial assumptions:
  Weighted average
   discount rate.....       7.75%      7.5%      7.75%      7.5%
  Rate of increase
   in future com-
   pensation levels..       5.62%     5.62%       5.8%      5.8%
  Weighted average
   expected long-
   term rate of
   return............       7.75%        8%      7.75%        8%

The Company maintains two trusteed non-contributory defined bene-fit retirement plans which cover substantially all employees. Plan A covers those Company employees who are not employed by Missouri Gas Energy and Plan B covers those employees who are employed by Missouri Gas Energy. The Company funds the plans' cost in accordance

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



with federal regulations, not to exceed the amounts deductible for income tax purposes. The plans' assets are invested in cash, bond and stock funds.

The actuarial computations for the determination of accumulated and projected benefit obligations are based on the projected unit credit method. Prior service cost is being amortized on a straight-line basis over the average remaining expected future service of participants present at the time of amendment.

During the year ended June 30, 1994, the Company recorded an accrual and associated increase in the additional purchase cost assigned to utility plant of $11,200,000 reflecting employee severance and other special early termination benefit costs associated with an early retirement program for employees of Missouri Gas Energy. This amount has been included in the valua-tion above. Of an eligible 133 employees, 81 accepted the 1994 early retirement program.

The Company was required by the Missouri Public Service Commis-sion (MPSC) to contribute $3,000,000 to the Company's employee's qualified defined benefits plan applicable to Missouri Gas Energy's employees and retirees earlier than what would be required under the Internal Revenue Code as determined by the plan's actuaries. As of June 30, 1996 the Company has con-contributed the full amount required.

The Company also maintains a supplemental non-contributory defined benefit retirement plan which covers certain executive employees. The purpose of the supplemental plan is to provide part or all of those defined benefit plan benefits which are not payable to certain employees under the primary plan. The net pension cost of the supplemental plan for the years ended
June 30, 1996, 1995 and 1994 was not significant.

Postretirement Benefits Other than Pensions
- - -------------------------------------------

                                         1996     1995     1994
                                        ------   ------   ------

Service cost of benefits earned
  during the year...................    $  313   $  303   $  159
Interest cost on benefit
  obligations.......................     2,982    3,389    1,629
Actual return on plan assets........       (24)     (21)     (11)
Amortization of transition
  obligation........................       224      224      224
Net amortization and deferral.......      (195)    --        892
                                        ------   ------   ------
Net postretirement benefit cost.....     3,300    3,895    2,893
Regulatory deferrals................      (456)  (1,319)  (1,815)
                                        ------   ------   ------
Net expense.........................    $2,844   $2,576   $1,078
                                        ======   ======   ======

                                               1996       1995
                                             --------   --------

Accumulated postretirement benefit
  obligation:
    Retirees.............................    $ 29,080   $ 37,211
    Other fully eligible participants....       2,037      1,249
    Other active participants............       4,738      5,475
                                             --------   --------
Accumulated benefit obligation...........      35,855     43,935
Plan assets at fair value................        (383)      (305)
                                             --------   --------
Accumulated benefit obligations in
  excess of plan assets..................      35,472     43,630
Unrecognized net transition obligation...      (3,636)    (3,860)
Unrecognized prior service cost..........       1,347       --
Unrecognized net gain....................      10,531      3,833
                                             --------   --------
Accrued postretirement benefit cost......    $ 43,714   $ 43,603
                                             ========   ========

Postretirement medical and other benefit liabilities are accrued on an actuarial basis during the years an employee provides ser-vices. The Company, excluding Missouri Gas Energy, records a regulatory asset for the difference between the postretirement cost currently included in rates (cash basis) and the required accounting accrued expense to the extent the Company, excluding Missouri Gas Energy, has filed, or intends to file, a rate appli-cation to include such

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



expense in rates and it is probable that the regulator will allow such expense in future rates. The Company, excluding Missouri
Gas Energy, amortizes the transition obligation over an allowed
20-year period.

Missouri Gas Energy records a deferral of postretirement medical expense in excess of the cash basis amount allowed in rates per an MPSC accounting order. This deferred amount, in turn, is off-set by the income stream generated from a company-owned life insurance (COLI) plan. To the extent the deferred expense exceeds income from the COLI program, this excess is deferred and offset by future income generated through the deferral period of the COLI program. Additionally, the State of Missouri has passed legislation which provides for prospective recognition by the MPSC of postretirement medical and benefit costs on an accrual basis. Thus, to the extent that Missouri Gas Energy's COLI does not offset its accrued postretirement medical liability such expenses should be recoverable in future rates.

The significant features of the plan include the payment for life of a portion of the medical benefit costs for individuals (and their dependents) who are: (i) employees or retirees of Missouri Gas Energy; (ii) non-Missouri Gas Energy retirees who retired prior to January 1, 1993; and (iii) non-Missouri Gas Energy employees (and their dependents) who elected to retire during the first quarter of 1993. For active non-Missouri Gas Energy employees hired prior to January 1, 1993, benefits are provided only to retirees and only until eligibility for Medicare (age
65). The cost-sharing provisions for medical care benefits include an escalation in the non-Missouri Gas Energy retirees' share of claims obligations that is expected to follow the trend of claims net of Medicare reimbursements. The non-Missouri Gas Energy employees plan was amended during 1993 to substantially modify the cost-sharing provisions to decrease the employer's share of expected future claims and make certain other plan changes. The plan for Missouri Gas Energy employees and retirees provides payment of a portion of the medical benefit costs for individuals and their dependents. The cost sharing provisions include an escalation in the Missouri Gas Energy retirees share of claims that is expected to follow the trend of claims net of Medicare, subject to an overall limit on employer expenditures.

The funding policy for the non-Missouri Gas Energy plan is to pay claims as they arise from a tax-exempt trust through 1999. In addition, contributions are currently being made to a separate account within the pension plan to accumulate assets sufficient to fund claims arising after 1999. The funding policy for the Missouri Gas Energy plan is to pay claims as they arise through a tax exempt trust. Assets held in the tax-exempt trust include primarily short-term obligations.

Assets held in the separate account within the retirement plan include cash, bond and stock funds. Non-benefit liabilities are limited to expenses associated with plan operation and adminis-tration.

The weighted average assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.75% for the year ended June 30, 1996 and was 8.25% for the year ended
June 30, 1995. The weighted average expected long-term rate of return on plan assets was assumed to be 8% on an after-tax basis. The annual assumed rate of increase in the health care cost trend rate for 1997 was 7.75% per year, gradually decreasing thereafter to 6% in year eight and thereafter, of the projection. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percent for each future year would increase the aggregate of the service and interest cost components of the net periodic postretirement health care benefit cost by $270,000 and would increase the accumulated postretirement benefit obligation for health care benefits by $2,739,000.

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



                      XI  Taxes on Income

                                        Year Ended June 30,
                                  ------------------------------
                                    1996       1995       1994
                                  --------   --------   --------

Current:
  Federal......................   $ 4,960    $ 4,694    $ (3,592)
  State........................       606        371        (166)
                                  -------    -------    --------
                                    5,566      5,065      (3,758)

Deferred:
  Federal......................     8,563      5,218       8,389
  State........................       850        691         554
                                  -------    -------    --------
                                    9,413      5,909       8,943
                                  -------    -------    --------
Total provision................   $14,979    $10,974    $  5,185
                                  =======    =======    ========

Deferred credits and other liabilities also include $665,000 and $701,000 of unamortized deferred investment tax credit as of June 30, 1996 and 1995, respectively.

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

                                                   June 30,
                                            ---------------------
                                               1996        1995
                                            ---------   ---------

Deferred tax assets:
  Postretirement benefits...............    $  1,392    $    791
  Bad debt reserves.....................         713         713
  Estimated alternative minimum tax
    credit..............................       2,044       2,044
  Insurance accruals....................       1,552         558
  Unrealized holding loss on securities.         670        --
  Other.................................       1,609         555
                                            --------    --------
  Total deferred tax assets.............       7,980       4,661
                                            --------    --------
Deferred tax liabilities:
  Property, plant and equipment.........     (41,771)    (31,234)
  Unamortized debt expense..............      (5,712)     (6,333)
  Other.................................      (3,154)     (2,263)
                                            --------    --------
  Total deferred tax liabilities........     (50,637)    (39,830)
                                            --------    --------
Net deferred tax liability..............     (42,657)    (35,169)
Less current tax assets.................         877         887
                                            --------    --------
Accumulated deferred income taxes.......    $(43,534)   $(36,056)
                                            ========    ========

The Company accounts for income taxes utilizing the liability method which bases the amounts of current and future tax assets and liabilities on events recognized in the financial statements and on income tax laws and rates existing at the balance sheet date.

           SOUTHERN UNION COMPANY AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



                                           Year Ended June 30,
                                       --------------------------
                                         1996     1995     1994
                                       -------- -------- --------

Computed statutory tax expense
  at 35%.........................      $12,536  $ 9,465  $ 4,747
Changes in taxes resulting from:
  State income taxes, net of
    federal income tax benefit...          947      690      254
  Acquisition adjustment
    related to assets sold.......        1,096     --       --
  Amortization of acquisition
    adjustment...................          884      920      941
  Adjustment to tax reserve......         --       --       (615)
  Research and experimentation
    credit.......................         (400)    --        --
  Other..........................          (84)    (101)    (142)
                                       -------  -------  -------
Actual tax expense...............      $14,979  $10,974  $ 5,185
                                       =======  =======  =======

                 XII  Utility Regulation and Rates

Pursuant to a 1989 MPSC order, Missouri Gas Energy is engaged in a major gas safety program in its service territories. This pro-gram includes replacement of company- and customer-owned gas ser-vice and yard lines, the movement and resetting of meters, the replacement of cast iron mains and the replacement and cathodic protection of bare steel mains (Missouri Safety Program). In recognition of the significant capital expenditures associated with this safety program, the MPSC permits the deferral, and sub-sequent recovery through rates, of depreciation expense, property taxes and associated carrying costs, related to the Missouri Safety Program. Missouri Gas Energy has deferred depreciation expense, property taxes and carrying costs of $7,703,000, $4,154,000 and $600,000 for 1996, 1995 and 1994, respectively.
The continuation of the Missouri Safety Program will result in significant levels of future capital expenditures. The Company estimates incurring capital expenditures of $20,296,000 in fiscal 1997 related to this program.

As of the date of this filing, Missouri Gas Energy has a request for a rate increase pending before the MPSC. This rate increase request primarily consists of the recovery of certain capital expenditures incurred by Missouri Gas Energy for safety improvements under the Missouri Safety Program.

Under the order of the Federal Energy Regulatory Commission, a major supplier of gas to Missouri Gas Energy is allowed recovery of certain previously unrecovered deferred gas costs with a remaining balance of $21,500,000 at June 30, 1996. These costs were related to gas deliveries prior to April 30, 1994. Missouri Gas Energy filed a mechanism to recover these costs with the MPSC which was approved and allows recovery of these costs from its Missouri customers. The receivable and liability associated with these costs have been recorded as a deferred charge and a deferred credit, respectively, on the consolidated balance sheet as of June 30, 1996 and 1995.

As a result of the January 31, 1994 acquisition of Missouri Gas Energy, the MPSC required Missouri Gas Energy to reduce rate base by $30,000,000 to compensate Missouri rate payers for rate base reductions that were eliminated as a result of the acquisition. This is amortized over a ten-year period on a straight-line base since the date of acquisition.

                         XIII  Leases

The Company leases certain facilities, equipment and office space under cancelable and noncancelable operating leases. The minimum annual rentals under operating leases for the next five years ending June 30 are as follows: 1997 -- $2,937,000; 1998 --
$2,258,000; 1999 -- $1,298,000; 2000 -- $510,000; 2001 --
$267,000; and thereafter $6,243,000. Rental expense was $8,098,000, $7,268,000 and $3,605,000 for the years ended
June 30, 1996, 1995 and 1994, respectively.

             XIV  Commitments and Contingencies

Southern Union is aware of the possibility that it may become a defendant in an action brought by the United States Environmental
Protection Agency (EPA) for reimbursement of costs associated with removing hazardous substances

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



from the site of a former coal gasification plant (Pine Street Canal Site) in Burlington, Vermont. This knowledge arises out of the existence of a prior action, United States v. Green Mountain
                                 -------------------------------
Power Corp., et al, (Green Mountain Power) in which Southern
- - -------------------
Union became involved as a third-party defendant in January 1989. Green Mountain Power was an action under 42 U.S.C. Section 9607(a) by the federal government to recover clean-up costs asso-ciated with the Maltex Pond, which is part of the Pine Street Canal Site. Two defendants in Green Mountain Power, Vermont Gas Systems and Green Mountain Power Corp., claimed that Southern Union is the corporate successor to People's Light and Power Corporation, an upstream corporate parent of Green Mountain Power Corp. during the years 1928-1931. Green Mountain Power was set-tled without admission or determination of liability with respect to Southern Union by order dated December 26, 1990. The EPA has since conducted studies of the clean-up costs for the remainder of the Pine Street Canal Site, but the ultimate costs are unknown at this time. On November 30, 1992, Southern Union was named as a potentially responsible party in a special notice letter from the EPA. The Company has denied liability for any clean-up costs for various reasons, including that it is not a successor to any entity that owned or operated the site in question. Should Southern Union be made party to any action seeking recovery of remaining clean-up costs, the Company intends to vigorously defend against such an action. The Company has made demands of the appropriate insurers that they assume the defense of and liability for any such claim that may be asserted. The Company does not believe the outcome of this matter will have a material adverse effect on its financial position, results of operations or cash flows.

Southern Union and Western Resources entered into an Environmen-tal Liability Agreement (Environmental Liability Agreement) at the time of the closing of the acquisition of Missouri Gas Energy. Subject to the accuracy of certain representations made by Western Resources in the Missouri Asset Purchase Agreement, the Environmental Liability Agreement provides for a tiered approach to the allocation of certain liabilities under environ-mental laws that may exist or arise with respect to Missouri Gas Energy. The Environmental Liability Agreement contemplates Southern Union first seeking reimbursement from other potentially responsible parties, or recovery of such costs under insurance or through rates charged to customers. To the extent certain environmental liabilities were discovered by Southern Union prior to January 31, 1996, and are not so reimbursed or recovered, Southern Union will be responsible for the first $3,000,000, if any, of out-of-pocket costs and expenses incurred to respond to and remediate any such environmental claim. Thereafter, Western Resources would share one-half of the next $15,000,000 of any such costs and expenses, and Southern Union would be solely liable for any such costs and expenses in excess of $18,000,000. Missouri Gas Energy owns or is otherwise associated with a number of sites where manufactured gas plants were previously operated. These plants were commonly used to supply gas service in the late 19th and early 20th centuries, in certain cases by corporate pre-decessors to Western Resources. By-products and residues from manufactured gas could be located at these sites and at some time in the future may require remediation by the EPA or delegated state regulatory authority. By virtue of notice under the Missouri Asset Purchase Agreement and its preliminary, non-invasive review, the Company became aware prior to closing of eleven such sites in the service territory of Missouri Gas Energy. Based on information reviewed thus far, it appears that not all of these sites may have been owned or operated by Western Resources or its predecessors in interest. Subsequent to the closing of the acquisition of Missouri Gas Energy, as a result of an environmental audit, the Company has discovered the existence of possibly eight additional sites in the service territory of Missouri Gas Energy. Southern Union has so informed Western Resources. The Company does not know if any of these additional sites were ever owned or operated by Western Resources or any of its predecessors in interest. Western Resources has informed the Company that it was notified in 1991 by the EPA that it was evaluating one of the sites (in St. Joseph, Missouri) for any potential threat to human health and the environment. Western Resources has also advised the Company, as of September 15, 1994, the EPA had not notified it that any further action may be required. Evaluation of the remainder of the sites by appropri-ate federal and state regulatory authorities may occur in the future. At the present time and based upon information available to management, the Company believes that the costs of any remedi-ation efforts that may be required for these sites for which it may ultimately have responsibility will not exceed the aggregate amount subject to substantial sharing by Western Resources.

In addition to the Pine Street Canal Site and various Missouri Gas Energy sites described above, the Company is investigating the possibility that the Company or predecessor companies may have been associated with Manufactured Gas Plant (MGP) sites in other of its past, principally in Arizona and New Mexico, and present service areas in Texas. At the present time, the Company is aware of certain plant sites in some of these areas and is investigating those and certain other locations.

           SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



The municipal owner of a property adjacent to one of the Com-pany's service locations has raised concerns over the continued operation of that property as a park due to its former use as a portion of an MGP site. The Texas Water Commission (TWC), in cooperation with the EPA, conducted a site inspection and pre-liminary assessment of this MGP site. Correspondence received from the TWC in 1989 concluded that the site "did not appear at the time of our inspection to pose an apparent threat to the pub-lic or the environment." In April 1996 the city closed the park pending the performance of a risk assessment report. Based upon currently available information, Southern Union does not believe the outcome of this matter will have a material adverse effect on its financial position, results of operations or cash flows.

While the Company's evaluation of these Texas, Arizona and New Mexico MGP sites is in its preliminary stages, it is likely that some compliance costs may be identified and become subject to reasonable quantification. To the extent that such potential costs are quantified, the Company expects to provide any appro-priate accruals and seek recovery for such remediation costs through all appropriate means, including insurance and regulatory relief. Although significant charges to earnings could be required prior to rate recovery, management does not believe that environmental expenditures for such MGP sites will have a material adverse effect on the Company's financial position, results of operations or cash flows.

On June 1, 1994 Southern Union filed a lawsuit against Western Resources for damages for fraudulent misrepresentation, breach of contract, breach of covenant and other grounds. This suit was settled during 1996 with no adverse effect on the Company's financial position, results of operations or cash flows.

Southern Union and its subsidiaries are parties to other legal proceedings that management considers to be normal actions to which an enterprise of its size and nature might be subject, and not to be material to the Company's overall business or financial condition, results of operations or cash flows.

As a result of the acquisition of Missouri Gas Energy, the Com-pany assumed certain obligations related to a 1990 settlement of a Wyoming Tight Sands anti-trust claim. To secure the refund of the settlement proceeds, the MPSC authorized the establishment of an independently administered trust to collect cash receipts under the Tight Sands settlement and repay credit-facility borrowings used for the lump sum payment. In the event the trust does not receive cash payments from the gas suppliers as provided by the Tight Sands settlement agreements, the Company is com-mitted to pay its applicable portion of the amount owed the lender of the credit-facility borrowings. The Company's allo-cable unpaid portion of the amount the trust owes the lender at June 30, 1996 and 1995 was $6,723,000 and $8,204,000, respec-
tively.

The Company is committed under various agreements to purchase certain quantities of gas in the future. At June 30, 1996, the Company has purchase commitments for nominal quantities of gas at fixed prices. These fixed price commitments have an annual value of $2,500,000 for Southern Union Gas. Missouri Gas Energy cur-rently does not have any fixed price commitment contracts for the 1996/1997 winter heating season. At June 30, 1996, the Company also has purchase commitments for certain quantities of gas at variable, market-based prices. These market-based priced commit-ments have an annual value of $41,300,000 for Southern Union Gas and $79,800,000 for Missouri Gas Energy. The Company's purchase commitments may extend over a period of several years depending upon when the required quantity is purchased. The Company has purchase gas tariffs in effect for all its utility service areas that provide for recovery of its purchase gas costs under defined methodologies.

On May 1, 1996, the Company agreed to new three-year contracts with all of the bargaining-unit Missouri employees. Of those employees represented by unions, 83% are employed by Missouri Gas
Energy.

The Company had standby letters of credit outstanding of $2,947,000 at both June 30, 1996 and 1995, which guarantee pay-ment of various insurance premiums and state taxes.

           SOUTHERN UNION COMPANY AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



             XV  Quarterly Operations (Unaudited)

 Year Ended                 Quarter Ended
               -----------------------------------------
June 30, 1996  September 30 December 31 March 31 June 30   Total
- - -------------  ------------ ----------- -------- ------- --------

Total
 operating
 revenues(1).  $  70,228    $ 180,939   $275,028 $94,196 $620,391
Operating
 margin(1)...     42,398       74,337     96,575  45,542  258,852
Net operating
 revenues(1).      1,581       24,262     43,130     831   69,804
Net earnings
 (loss)
 available
 for common
 stock.......     (5,598)       8,746     20,549  (2,858)  20,839
Earnings
 (loss) per
 common and
 common
 share equiva-
 lents(2)....       (.35)         .53       1.22    (.18)    1.25


 Year Ended                 Quarter Ended
               -----------------------------------------
June 30, 1995  September 30 December 31 March 31 June 30   Total
- - -------------  ------------ ----------- -------- ------- --------

Total
 operating
 revenues(1).  $  69,305    $ 147,749   $179,626 $83,303 $479,983
Operating
 margin(1)...     40,480       70,115     79,877  47,671  238,143
Net operating
 revenues(1).       (641)      19,851     35,268   9,931   64,409
Net earnings
 (loss)
 available
 for common
 stock.......     (6,168)       6,558     16,153    (474)  16,069
Earnings
 (loss) per
 common and
 common
 share equiva-
 lent(2).....       (.38)         .40        .98    (.03)     .98

- - -------------------

(1) Certain amounts may vary from those previously reported due to reclassifications to conform with the current years' presentation.

(2) The sum of earnings per share by quarter may not equal the net earnings per common and common share equivalents for the year due to variations in the weighted average common and common share equivalents outstanding used in computing such amounts.

                REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and
Board of Directors of
Southern Union Company:


We have audited the accompanying consolidated balance sheets of Southern Union Company and Subsidiaries as of June 30, 1996 and 1995, and the related consolidated results of operations, cash flows and stockholders' equity for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated finan-cial position of Southern Union Company and Subsidiaries as of June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.




                             COOPERS & LYBRAND L.L.P.


Austin, Texas
July 31, 1996