Form 10-K, Exhibit 13
period 1997-06-30
SOUTHERN UNION CO
filed 1997-09-22
CIK 203248

                           EXHIBIT 13

       PORTIONS OF COMPANY'S ANNUAL REPORT TO STOCKHOLDERS

PORTIONS OF COMPANY'S ANNUAL REPORT TO STOCKHOLDERS    Exhibit 13



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

Overview  Southern Union Company's principal business is the
--------
distribution of natural gas as a public utility through Southern Union Gas, serving 497,000 customers in Texas (including the cities of Austin, Brownsville, El Paso, Galveston and Port Arthur), and Missouri Gas Energy (MGE), acquired on January 31, 1994, serving 474,000 customers in central and western Missouri (including the cities of Kansas City, St. Joseph, Joplin and Monett). The Company also operates natural gas pipeline systems, markets natural gas to end-users, distributes propane and holds investments in real estate and other assets.

To achieve profitability and continued growth, the Company con-tinues to emphasize gas sales in nontraditional markets, operating efficiencies of existing systems, and expansion through selective acquisitions of new systems.

                     Results of Operations

Net Earnings  Southern Union Company's 1997 (fiscal year ended
------------
June 30) net earnings were $19,032,000 ($1.07 per share), com pared with $20,839,000 ($1.19 per share) in 1996. The decrease was primarily due to $5,763,000 in additional bad debt expense in 1997 as a result of significant increases in delinquent customer accounts, principally at MGE. The significant increase in natural gas prices during 1997 caused many customers to receive considerably higher heating bills. Additionally, certain billing errors were discovered in MGE's billing practices and procedures. As a result of the customer's increased bills and negative media coverage over the high gas costs and billing errors, more custo mers than usual failed to pay their bills causing an unantici-pated increase in aged receivables, primarily in Missouri. MGE also responded to a Missouri Public Service Commission (MPSC) directive to delay collection efforts by suspending the discon-nection of customers for non-payment until July 1997. Also impacting 1997 net earnings was $2,125,000 in various settlement fees in connection with complaints brought by the Missouri Office of Public Counsel and the MPSC for the billing errors. Con-tributing to 1997 net earnings were additional revenues of $4,600,000 under a gas supply incentive plan approved by the MPSC in July 1996. Under the plan, Southern Union and its Missouri customers shared in certain savings below benchmark levels of gas costs incurred as a result of the Company's gas procurement activities. The incentive plan achieved a reduction of overall gas costs of $10,200,000, resulting in savings to Missouri custo-mers of $5,600,000. Average common and common share equivalents outstanding increased 1.1% in 1997. The Company earned 7.4% on average common equity in 1997.

The Company's 1996 net earnings increased to $20,839,000 ($1.19 per share), compared with $16,069,000 ($.93 per share) in 1995. The increase primarily was due to the colder winter throughout most of the Company's service territories. Also contributing to the increase was a reduction of interest expense after the repur-chase of $90,485,000 of the Company's 7.60% Senior Debt Securi-ties (Senior Notes) from June 1995 to June 1996. Certain gains on the repurchase of the Senior Notes also contributed to an increase in other income. These positive factors were partially offset by the May 1995 issuance of $100,000,000 of 9.48% Trust Originated Preferred Securities (Preferred Securities) which increased dividend expense by $8,321,000 in 1996. Average common and common share equivalents outstanding increased 1.7% in 1996. The Company earned 8.8% and 7.4% on average common equity in 1996 and 1995, respectively.

Operating Revenues  Operating revenues in 1997 increased
------------------
$96,640,000, or 16%, to $717,031,000, while gas purchase costs increased $87,649,000, or 24%, to $449,188,000.

Operating revenues and gas purchase costs in 1997 were affected by an increase in the average cost of gas and greater gas sales volumes. The average cost of gas increased $.60 to $3.65 per Mcf in 1997 due to increases in spot market gas prices as a result of the increased demand for natural gas during the past winter sea-son. The average spot market price of natural gas increased 38% to $2.32, per million British thermal units (MMBtu), in 1997.
Gas sales volumes increased 4% in 1997 to 122,722 million cubic feet (MMcf) due to growth in pipeline and marketing sales which typically have lower margins. This was partially offset by a reduction in volumes of 878 MMcf from the sale of certain opera-tions in the Texas and Oklahoma Panhandles on May 1, 1996. Addi-tionally impacting operating revenues was an $8,847,000 annual increase to revenues granted by the MPSC effective as of February 1, 1997, and increased revenues under the gas supply incentive plan, previously discussed. Also contributing to the increase in operating revenues was a $4,616,000 increase in gross receipt taxes that are levied on sales revenues, then collected from the customers and remitted to the various taxing authori-ties.

Southern Union Gas and MGE contributed 33% and 60%, respectively, of the Company's consolidated 1997 operating revenues. Four sup-pliers provided 44% of gas purchases in 1997.

Gas purchase costs generally do not directly affect earnings since these costs are generally passed on to customers pursuant to purchase gas adjustment clauses. Accordingly, while changes in the cost of gas may cause the Company's operating revenues to fluctuate, net operating margin is generally not affected by increases or decreases in the cost of gas.

Gas transportation volumes in 1997 increased 1,159 MMcf to 63,334 MMcf at an average transportation rate per Mcf of $.33 compared with $.31 in 1996. Transportation volumes increased from 30,269 MMcf to 30,439 MMcf in 1997 for MGE and increased from 31,906 MMcf to 32,895 MMcf in 1997 for Southern Union Gas and the Com-pany's pipeline subsidiaries. This was partially offset by a reduction in volumes of 2,452 MMcf from the sale of certain operations, previously discussed.

Operating revenues in 1996 increased $140,408,000, or 29%, to $620,391,000, while gas purchase costs increased $119,700,000, or 49%, to $361,539,000.

Operating revenues and gas purchase costs in 1996 were affected by greater gas sales volumes and increases in the cost of gas. Gas sales volumes increased 13% in 1996 to 118,454 MMcf due to the demands of the colder winter weather. The average cost of gas increased $.74 to $3.05 per Mcf in 1996 due to increases in spot market gas prices as a result of the increased demand for natural gas during the 1995/1996 winter season. The average spot market price of natural gas, per MMBtu, increased 17% to $1.68 in 1996. Also contributing to the increase in operating revenues was a $7,729,000 increase in gross receipt taxes.

Southern Union Gas and MGE contributed 32% and 63%, respectively, of the Company's consolidated 1996 operating revenues. Four sup-pliers provided 43% of gas purchases in 1996.

Gas transportation volumes in 1996 decreased 4% to 62,175 MMcf at an average transportation rate per Mcf of $.31 compared with $.26 in 1995. Transportation volumes decreased from 30,464 MMcf to 30,269 MMcf in 1996 for MGE and decreased 7% in 1996 for Southern Union Gas and the Company's pipeline subsidiaries. This decrease was mainly caused by a 66% decrease, or 10,855 MMcf, in volumes transported into Mexico by Norteno Pipeline Company (Norteno), a subsidiary of the Company.

Net Operating Margin  Net operating margin in 1997 (operating
--------------------
revenues less gas purchase costs and revenue-related taxes) increased by $4,375,000, or 2%, compared with an increase of $12,979,000, or 6%, in 1996. Operating margins and earnings are primarily dependent upon gas sales volumes and gas service rates. The level of gas sales volumes is sensitive to the variability of the weather. Southern Union Gas and MGE accounted for 42% and 55%, respectively, of the Company's net operating margin in 1997.

Weather  Weather in the Missouri service territories in 1997 was
-------
105% of a 30-year measure. Weather in 1997 in Southern Union Gas service territories was 100% of a 30-year measure which was 4% colder than in 1996. Weather in Missouri in 1996 was 105% of the 30-year measure which was 17% colder than in 1995, while weather in the Southern Union Gas service territories in 1996 was 96% of the 30-year measure which was 16% colder than in 1995.

Customers  The average number of customers served in 1997, 1996
---------
and 1995 was 955,895, 952,934 and 947,691, respectively.
Southern Union Gas served 489,138 residential, commercial, indus-trial, agricultural and other gas utility customers in the State of Texas during 1997. The 1997 gas utility customer base in Texas decreased slightly due to the divestiture of certain Texas and Oklahoma Panhandle distribution operations in May 1996 involving 7,000 customers. MGE served 464,841 customers in central and western Missouri during 1997. SUPro Energy Company (SUPro), a subsidiary of the Company, served 1,916 propane custo-mers in Texas during 1997.

Operating Expenses  Operating, maintenance and general expenses
------------------
in 1997 increased $2,367,000, or 2%, to $109,888,000.  Included in this increase were $5,763,000 in additional bad debt expense due to significant increases in delinquent customer accounts principally at MGE, previously discussed; increased media adver-tising, travel and call center labor costs as a result of and in response to the significant price spikes in natural gas during the past winter heating season; and increased field and call center labor and other costs to improve customer service at MGE. Partially offsetting these factors was a decrease in medical, dental, pension and injury and damage claims.

Depreciation and amortization expense in 1997 increased $1,847,000 to $34,829,000 as a result of including certain costs into rate base that were previously deferred as provided in the MGE rate case effective as of February 1, 1997 and normal growth in plant. Taxes other than on income and revenues, principally consisting of property, payroll and state franchise taxes, in 1997 decreased $1,505,000 to $12,154,000. The decrease was pri-marily due to decreases in assessed property tax values in several Texas taxing jurisdictions, a decrease in Missouri state franchise tax and a reduction in payroll taxes from the decrease in employees.

Operating, maintenance and general expenses in 1996 increased $5,150,000, or 5%, to $107,521,000. Included in this increase were the effects of increased bad debt expense, increased provi-sions for workers compensation obligations, increased medical costs provided to employees and certain severance costs at MGE. Partially offsetting these factors was a decrease in payroll and related benefits due to a 6% reduction in employees, as well as other cost-cutting measures.

Depreciation and amortization expense in 1996 increased $899,000 to $32,982,000, due to growth in plant. Taxes, other than on income and revenues in 1996 increased $1,535,000 to $13,659,000. This increase was primarily due to general increases in property tax assessments in Texas and Missouri by various local taxing authorities. Offsetting this increase was a reduction in payroll taxes from the decrease in employees, previously discussed.

Employees  The Company employed 1,595, 1,611, and 1,720 individ-
---------
uals as of June 30, 1997, 1996, and 1995, respectively. After gas purchases and taxes, employee costs and related benefits are the Company's most significant expense. Such expense includes salaries, payroll and related taxes and employee benefits such as health, savings, retirement and educational assistance. On
June 4, 1997, Southern Union Gas employees in Austin, Texas covered by a collective bargaining agreement voted to decertify their representing union. On May 1, 1996, the Company agreed to three-year contracts with each of the four unions that represent the bargaining-unit employees of MGE.

Interest Expense and Dividends on Preferred Securities  Total
------------------------------------------------------
interest expense in 1997 declined by $2,367,000, or 7%, to $33,465,000. Interest expense on long-term debt decreased by $4,205,000 in 1997 primarily due to the timing of the repurchase of $90,485,000 of the Senior Notes at various dates from June 1995 to June 1996. The funds used for the various repurchases of debt were obtained, in part, from the May 17, 1995 issuance of the Preferred Securities and working capital.

Interest expense on short-term debt in 1997 increased $1,629,000 to $1,833,000, due to the average short-term debt outstanding during 1997 increasing $27,093,000 to $29,772,000. The average short-term debt balance outstanding during 1996 of $2,679,000 was the result of the available cash balance on hand from the sale of the Preferred Securities. The average rate of interest on short-term debt was 6.1% in 1997 compared with 7.4% in 1996.

Total interest expense in 1996 declined by $4,052,000, or 10%, to $35,832,000. Interest expense on long-term debt decreased by $2,817,000 in 1996 primarily due to the repurchase of Senior Notes, previously discussed. As a result of the timing of the issuance of the Preferred Securities, preferred dividend expense increased in 1996 by $8,321,000 to $9,480,000.

Interest expense on short-term debt in 1996 decreased $1,583,000 to $204,000, due to the average short-term debt outstanding during 1996 decreasing $24,480,000 to $2,679,000 as a result of initially utilizing the Preferred Securities proceeds for working capital needs. The average rate of interest on short-term debt was 7.4% in 1996 compared with 6.5% in 1995.

Other Income (Expense), Net  Other income, net, in 1997 decreased
---------------------------
by $8,446,000 to $2,880,000. Other income in 1997 included $3,729,000 in deferral of interest and other expenses associated with the MGE Safety Program; realized gains on the sale of investment securities of $2,545,000; and net rental income of Lavaca Realty Company, (Lavaca Realty), the Company's real estate subsidiary, of $1,329,000. This was partially offset by $2,125,000 for the settlement of certain billing errors, previously discussed; the write-off of $1,750,000 acquisition-related costs from the termination of various acquisition activi-ties; and a $257,000 expense associated with the donation of emissions analysis equipment and software to a Texas university.

Other income in 1996 included $5,664,000 in deferral of interest and other expenses associated with the MGE Safety Program; a $2,300,000 pre-tax gain on the sale of Western Gas Interstate Company (WGI), a former subsidiary of the Company, and other dis-tribution operations on May 1, 1996; investment interest and interest on notes receivable of $2,051,000; net rental income of Lavaca Realty of $1,392,000; and gains on the repurchase of Senior Notes of $1,581,000. This was partially offset by losses of $470,000 on the sale of undeveloped real estate.

Other income in 1995 included $2,619,000 related to the deferral of interest and other expenses associated with the MGE Safety Program; net rental income of Lavaca Realty of $1,403,000; and $244,000 from gas appliance merchandising. This was partially offset by $750,000 for the write-down to estimated fair market value of certain real estate held for sale.

Federal and State Income Taxes  Federal and state income tax
------------------------------
expense in 1997, 1996, and 1995 was $12,373,000, $14,979,000, and
$10,974,000, respectively. The decrease in income taxes during 1997 was due to the decrease in pre-tax income, previously dis-cussed. The increase in income taxes in 1996 was the result of an increase in pre-tax income attributable to the earnings con-tributions of previous acquisitions and the sale of WGI and cer-tain distribution properties.

                Liquidity and Capital Resources

Operating Activities  The seasonal nature of Southern Union's
--------------------
business results in a high level of cash flow needs to finance gas purchases, outstanding customer accounts receivable and cer-tain tax payments. To provide these funds, as well as funds for its continuing construction and maintenance programs, the Company has historically used its credit facilities along with internally-generated funds. Because of available short-term credit and the ability to obtain various market financing, man-agement believes it has adequate financial flexibility to meet its cash needs.

Cash flow from operating activities in 1997 decreased by $19,471,000 to $47,994,000, and increased by $25,823,000 to
$67,465,000 in 1996. Operating activities were impacted by a reduction in net earnings in 1997, increased accounts receivable balances due to increases in delinquent customer accounts dis-cussed above and general changes in other operating accounts. Increased net earnings positively impacted cash flow from operating activities in 1996 as well as an increase in deferred gas purchase costs due to market fluctuations in the spot market price of natural gas.

At June 30, 1997, 1996 and 1995, the Company's primary sources of liquidity included cash, cash equivalents and short-term invest-ments of nil, $2,887,000 and $58,597,000, respectively, and borrowings available under the Company's credit facilities. A balance of $1,600,000 and nil was outstanding under the credit facilities at June 30, 1997 and 1996, respectively. A balance of $19,000,000 was outstanding under the facilities at July 31, 1997.

Investing Activities  Cash flow used in investing activities in
--------------------
1997 increased by $22,556,000 to $54,015,000, and decreased by $57,657,000 to $31,459,000 in 1996. Investing activity cash flow was primarily affected by additions to property, plant and equip-ment, the sale of various properties and sales and purchases of investment securities.

During 1997, 1996 and 1995, the Company expended $64,463,000, $59,376,000 and $67,442,000, respectively, for capital expendi-tures excluding acquisitions. These expenditures primarily related to distribution system replacement and expansion. Included in these capital expenditures were $20,972,000, $19,761,000 and $24,476,000 for the MGE Safety Program in 1997, 1996 and 1995, respectively. Cash flow from operations has historically been utilized to finance capital expenditures and is expected to be the primary source for future capital expendi-tures.

On May 1, 1996, the Company consummated the sale of various operations for $15,900,000. The operations included certain gas distribution operations of the Company in the Texas and Oklahoma Panhandles and WGI, exclusive of the Del Norte interconnect which transports natural gas into Mexico.

During 1997, the Company purchased investment securities of $5,363,000 and had proceeds from the sale of investment securi-ties of $13,327,000. During 1996, the Company purchased $10,763,000 in investment securities. As of June 30, 1997, the investment securities had a fair value of $6,432,000 and are classified as available for sale. At June 30, 1997, the adjust-ment to unrealized holding gain, net of related income tax and included as a separate component of common stockholders' equity, totaled $664,000. Subsequent to June 30, 1997, all of the investment securities were used to satisfy short sale positions of investment securities. Proceeds and realized gains from this transaction, to be recorded in fiscal 1998, are $6,599,000 and $1,088,000, respectively.

The Company is in the process of installing an Automated Meter Reading (AMR) system at MGE. The installation of the AMR system will involve an investment of $27,000,000. This system will improve meter reading accuracy and provide electronic accessi-bility to meters in residential customers' basements, thereby assisting in the reduction of the number of estimated bills.

Financing Activities  Cash flow from financing activities in 1997
--------------------
was $3,134,000, while cash flow used in financing activities was $72,134,000 in 1996. Cash flow from financing activities in 1995 was $80,608,000. Financing activity cash flow changes were primarily due to the various financing transactions during the past three years. As a result of these financing transactions, the Company's total debt to total capital ratio at June 30, 1997 was 51.2%, compared with 52.7% and 58.7% at June 30, 1996 and 1995, respectively. The Company's effective debt cost rate under the current debt structure is 8.1% (which includes interest and the amortization of debt issuance costs and redemption premiums on refinanced debt).

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

Southern Union has availability under a $100,000,000 revolving credit facility (Revolving Credit Facility) underwritten by a syndicate of banks. The Company has additional availability under uncommitted line of credit facilities (Uncommitted Facili-ties) with various banks. Covenants under the Revolving Credit Facility allow for up to $35,000,000 of borrowings under Uncom-mitted Facilities at any one time. Borrowings under these facilities are available for Southern Union's working capital, letter of credit requirements and other general corporate pur-poses. The facilities are uncollateralized and have no borrowing base limitations as long as the Company's Senior Notes meet cer-tain rating criteria. The Company may use up to $40,000,000 of the Revolving Credit Facility to finance future acquisitions. These facilities contain certain financial covenants that, among other things, restrict cash or asset dividends, share repur-chases, certain investments and additional debt. The facility expires on December 31, 1999 but may be extended annually for periods of one year with the consent of each of the banks. The Revolving Credit Facility is subject to a commitment fee based on the rating of the Company's Senior Notes. As of June 30, 1997 the commitment fee was an annualized .15% on the unused balance.

The Company had standby letters of credit outstanding of $2,947,000 at both June 30, 1997 and 1996, which guarantee pay-ment of various insurance premiums and state taxes.

                         Other Matters

Propane Operations  On August 30, 1996, SUPro purchased certain
------------------
propane distribution operations in El Paso, Texas and on June 30, 1997 acquired additional propane operations in and around Alpine, Texas. SUPro sold 2,417,000 gallons of propane during 1997. These operations serve 3,600 customers and allow the Company to provide a greater scope of energy services.

Foreign Operations  Subsequent to June 30, 1997, Energia Estrella
------------------
del Sur, S. A. de C. V., a wholly-owned subsidiary of Southern Union Energy International, Inc. and Southern Union International Investments, Inc., both subsidiaries of the Company, acquired a 42% equity ownership in a natural gas distribution company which serves 16,000 customers in Piedras Negras, Mexico, which is across the border from the Company's Eagle Pass, Texas service area. In September 1997, Southern Transmission Company, another subsidiary of the Company, purchased a 45-mile intrastate pipe-line for $305,000 which will augment the Company's gas supply to the city of Eagle Pass and ultimately Piedras Negras.

Stock Splits and Dividends  On March 11, 1996, a four-for-three
--------------------------
stock split was distributed in the form of a 33 1/3% stock divi-dend. Additionally, Southern Union distributed annual 5% common stock dividends on December 10, 1996 and November 27, 1995. A portion of the 5% stock dividend distributed on November 27, 1995 was characterized as a distribution of capital due to the level of the Company's retained earnings available for distribution as of such date of declaration. Unless otherwise stated, all per share data included herein and in the accompanying Consolidated Financial Statements and Notes thereto have been restated to give effect to the stock splits and stock dividends.

Contingencies   The Company has been named as a potentially
-------------
responsible party in a special notice letter from the United States Environmental Protection Agency for costs associated with removing hazardous substances from the site of a former coal gasification plant in Vermont. The Company also assumed responsibility for certain environmental matters in connection with the acquisition of MGE. Additionally, the Company is investigating the possibility that the Company or predecessor companies may have been associated with Manufactured Gas Plant sites in other of its past, principally in Arizona and New Mexico, and present service areas in Texas.

In connection with MGE's $8,847,000 annual revenue increase from the rate case as approved by the MPSC, the rate order also retroactively reduced the carrying cost rate applied by the Com-pany on expenditures incurred on the MGE Safety Program. The Company has appealed this decision to the Missouri Court of Appeals, Western District. Absent a reversal of this part of the rate order, the Company will have to record a one-time $5,600,000 pre-tax write-off of the previously deferred carrying costs. The Company has not provided for any potential disallowance relative to this matter in its financial statements, as the Company be-lieves it will ultimately be successful in litigating this matter as it believes this portion of the rate order is unlawful. See Commitments and Contingencies in the Notes to Consolidated Finan-cial Statements.

Inflation  The Company believes that inflation has caused and
---------
will continue to cause increases in certain operating expenses and has required and will continue to require assets to be replaced at higher costs. The Company continually reviews the adequacy of its gas rates in relation to the increasing cost of providing service and the inherent regulatory lag in adjusting those gas rates.

Regulatory  The majority of the Company's business activities are
----------
subject to various regulatory authorities. The Company's finan-cial condition and results of operations have been and will con-tinue to be dependent upon the receipt of adequate and timely adjustments in rates. Gas service rates, which consist of a monthly fixed charge and a gas usage charge, are established by regulatory authorities and are intended to permit utilities to recover operating, administrative and financing costs and to have the opportunity to earn a reasonable return on equity. The monthly fixed charge provides a base revenue stream while the usage charge increases the Company's revenues and earnings in colder weather when natural gas usage increases.

Subsequent to June 30, 1997, the Company, the Missouri Office of Public Counsel (OPC) and MPSC staff proposed global settlements to resolve complaints brought by the OPC and the MPSC staff regarding billing errors during the past two winters. The set-tlements call for credits to gas bills by MGE totaling approxi-mately $1,575,000 to those customers overbilled and a $550,000 contribution by MGE to a social service organization for the express purpose of assisting needy MGE customers in paying their gas bills. The settlement is currently pending final approval by the MPSC. These balances were accrued as of June 30, 1997.

In August 1997, the MPSC issued an order authorizing MGE to begin making semi-annual purchase gas adjustments in November and April, instead of more frequent adjustments as in the past. Additionally, the order authorized MGE to establish an Experimen-tal Price Stabilization Fund for purposes of procuring natural gas financial instruments to hedge a portion of its gas purchase costs for the 1997/1998 winter heating season. The Company anticipates that these procedures will help stabilize the monthly heating bills for Missouri customers and, depending on market conditions, could ultimately reduce the cost of gas which is traditionally passed on to customers. The Company believes it bears minimal risk under the authorized transactions.

The MPSC also approved a gas supply incentive plan for MGE effective July 1, 1996. Under the plan, the Company and MGE's customers share in certain savings below benchmark levels of gas costs achieved as a result of the Company's gas procurement activities. Likewise, if natural gas is acquired above benchmark levels, both the Company and customers share in such costs. For the year ended June 30, 1997, the incentive plan achieved a reduction of overall gas costs of $10,200,000, resulting in savings to Missouri customers of $5,600,000. The Company recorded revenues of $4,600,000 in 1997 under this program.

On January 22, 1997, Missouri Gas Energy was notified by the MPSC of its decision to grant an $8,847,000 annual increase to revenue effective as of February 1, 1997. Southern Union Gas also received several annual cost of service adjustments in 1997, 1996 and 1995. See Utility Regulation and Rates and Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Pursuant to a 1989 MPSC order, MGE is engaged in a major gas safety program in its service territories. This program includes replacement of company- and customer-owned gas service and yard lines, the movement and resetting of meters, the replacement of cast iron mains and the replacement and cathodic protection of bare steel mains. In recognition of the significant capital expenditures associated with this safety program, the MPSC per-mits the deferral, and subsequent recovery through rates, of depreciation expense, property taxes and associated carrying costs. The continuation of the MGE Safety Program will result in significant levels of future capital expenditures. The Company estimates incurring capital expenditures of $20,000,000 in fiscal 1998 related to this program which are expected to be financed through cash flow from operations. See Utility Regulation and Rates and Commitments and Contingencies in the Notes to Consoli-dated Financial Statements.

The Company is continuing to pursue certain changes to rates and rate structures that are intended to reduce the sensitivity of earnings to weather including weather normalization clauses and higher minimum monthly service charges. Southern Union Gas has weather normalization clauses in Austin, certain El Paso service area cities , Port Arthur, Galveston and in two other service areas in Texas. These clauses allow for the adjustments that help stabilize customers' monthly bills and the Company's earnings from the varying effects of weather.

Accounting Pronouncements  The Financial Accounting Standards
-------------------------
Board (FASB) recently issued Earnings per Share and Disclosure of Information About Capital Structure standards which establish computation and presentation of earnings per share and disclosure of information concerning an entity's capital structure, respec-tively. The Company is required to adopt the provisions of these standards for periods ending after December 15, 1997, and does not expect the adoption thereof to have a material effect on the Company's financial position, results of operations or cash flows.

The FASB also recently issued Reporting Comprehensive Income and Disclosures about Segments of an Enterprise and Related Informa-tion, which establish procedures for reporting and display of comprehensive income and its components, and certain disclosures about segment information in interim and annual financial state-ments and related information about products, services, geo-graphic areas and major customers, respectively. The Company will adopt the provisions of these standards for the fiscal year ending June 30, 1998, but does not expect the adoption thereof to have a material effect on the Company's financial position, results of operations or cash flows.

See the Notes to Consolidated Financial Statements for other accounting pronouncements followed by the Company.

Cautionary Statement Regarding Forward-Looking Information  This
----------------------------------------------------------
Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report con-tain forward-looking statements that are based on current expec-tations, estimates and projections about the industry in which the Company operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are outside the Company's control. Therefore, actual outcomes and results may differ materially from what is expressed or fore-casted in such forward-looking statements. The Company under-takes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to put undue reliance on such forward-looking statements. Stockholders may review the Company's reports filed in the future with the Securities and Exchange Commission for more current descriptions of developments that could cause actual results to differ materially from such forward-looking statements.

Factors that could cause or contribute to actual results dif-fering materially from such forward-looking statements include the following: cost of gas; gas sales volumes; weather condi-tions in the Company's service territories; the achievement of operating efficiencies and the purchases and implementation of new technologies for attaining such efficiencies; impact of rela-tions with labor unions of bargaining-unit employees; the receipt of timely and adequate rate relief; the outcome of pending and future litigation; governmental regulations and proceedings affecting or involving the Company; and the nature and impact of any extraordinary transactions such as any acquisition or divest-iture of a business unit or any assets. These are representative of the factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions, and general economic conditions, including interest rate fluctuations, federal, state and local laws and regulations affecting the retail gas industry or the energy industry generally, and other factors.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF OPERATIONS



                                     Years Ended June 30,
                             ------------------------------------
                                1997         1996         1995
                             ----------   ----------   ----------
                                (thousands of dollars, except
                                 shares and per share amounts)


Operating revenues.........  $ 717,031    $ 620,391    $ 479,983
Gas purchase costs.........    449,188      361,539      241,839
                             ---------    ---------    ---------
  Operating margin.........    267,843      258,852      238,144
Revenue related taxes......    (39,502)     (34,886)     (27,157)
                             ---------    ---------    ---------
  Net operating margin.....    228,341      223,966      210,987

Operating expenses:
  Operating, maintenance
    and general............    109,888      107,521      102,371
  Depreciation and
    amortization...........     34,829       32,982       32,083
  Taxes, other than on
    income and revenues....     12,154       13,659       12,124
                             ---------    ---------    ---------
    Total operating
      expenses.............    156,871      154,162      146,578
                             ---------    ---------    ---------
    Net operating revenues.     71,470       69,804       64,409
                             ---------    ---------    ---------

Other income (expenses):
  Interest.................    (33,465)     (35,832)     (39,884)
  Dividends on preferred
    securities of
    subsidiary trust.......     (9,480)      (9,480)      (1,159)
  Other, net...............      2,880       11,326        3,677
                             ---------    ---------    ---------

    Total other expenses,
      net..................    (40,065)     (33,986)     (37,366)
                             ---------    ---------    ---------

Earnings before income
  taxes....................     31,405       35,818       27,043

Federal and state income
  taxes....................     12,373       14,979       10,974
                             ---------    ---------    ---------

Net earnings available
  for common stock.........  $  19,032    $  20,839    $  16,069
                             =========    =========    =========

Earnings per common and
  common share equivalents.  $    1.07    $    1.19    $     .93
                             =========    =========    =========

Weighted average common
  and common share
  equivalents outstanding.. 17,752,399   17,562,317   17,271,839
                            ==========   ==========   ==========



                      See accompanying notes.

               SOUTHERN UNION COMPANY AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEET



                              ASSETS


                                                  June 30,
                                          -----------------------
                                             1997         1996
                                          ----------   ----------
                                           (thousands of dollars)

Property, plant and equipment:
  Plant in service....................    $ 963,269    $ 912,552
  Construction work in progress.......        7,970        8,411
                                          ---------    ---------
                                            971,239      920,963
  Less accumulated depreciation and
    amortization......................     (329,182)    (310,289)
                                          ---------    ---------
                                            642,057      610,674
  Additional purchase cost assigned to
    utility plant, net of accumulated
    amortization of $23,082,000 and
    $19,305,000, respectively.........      131,539      133,780
                                          ---------    ---------

    Net property, plant and equipment.      773,596      744,454


Current assets:
  Cash and cash equivalents...........         --          2,887
  Accounts receivable, billed and
    unbilled..........................       58,659       47,846
  Inventories, principally at average
    cost..............................       21,523       27,023
  Deferred gas purchase costs.........         --          2,650
  Investment securities...............        6,432         --
  Prepayments and other...............        9,609        1,947
                                          ---------    ---------

    Total current assets..............       96,223       82,353

Deferred charges......................      109,512      116,286

Investment securities.................         --          8,848

Real estate...........................        9,046        9,513

Other.................................        2,026        3,006



                                          ---------    ---------

  Total assets........................    $ 990,403    $ 964,460
                                          =========    =========


                         See accompanying notes.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
              CONSOLIDATED BALANCE SHEET (Continued)



              STOCKHOLDERS' EQUITY AND LIABILITIES


                                                  June 30,
                                          -----------------------
                                             1997         1996
                                          ----------   ----------
                                           (thousands of dollars)

Common stockholders' equity:
  Common stock, $1 par value;
    authorized 50,000,000 shares;
    issued 17,170,861 shares at
    June 30, 1997.....................    $  17,171    $  16,275
  Premium on capital stock............      225,252      206,047
  Less treasury stock:  51,625 shares
    at cost...........................         (794)        (794)
  Retained earnings...................       25,169       25,631
  Unrealized holding gain (loss)......          664       (1,244)
                                          ---------    ---------

                                            267,462      245,915

Company-obligated mandatorily redeem-
  able preferred securities of sub-
  sidiary trust holding solely
  $103,093,000 principal amount of
  9.48% subordinated notes of
  Southern Union due 2025.............      100,000      100,000

Long-term debt........................      386,157      385,394
                                          ---------    ---------

    Total capitalization..............      753,619      731,309

Current liabilities:
  Long-term debt due within one year..          687          615
  Notes payable.......................        1,600         --
  Accounts payable....................       33,827       39,238
  Federal, state and local taxes......       13,699       16,741
  Accrued interest....................       12,840       12,773
  Accrued dividends on preferred
    securities of subsidiary trust....         --          2,370
  Customer deposits...................       17,214       15,656
  Deferred gas purchase costs.........        3,565         --
  Other...............................       22,291       15,937
                                          ---------    ---------

    Total current liabilities.........      105,723      103,330

Deferred credits and other ...........       77,083       86,287

Accumulated deferred income taxes.....       53,978       43,534

Commitments and contingencies.........         --           --


                                          ---------    ---------

  Total stockholders' equity and
    liabilities.......................    $ 990,403    $ 964,460
                                          =========    =========


                   See accompanying notes.

              SOUTHERN UNION COMPANY AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF CASH FLOWS



                                        Years Ended June 30,
                                    ----------------------------
                                      1997      1996      1995
                                    --------  --------  --------
                                       (thousands of dollars)

Cash flows from operating
  activities:
    Net earnings.................   $ 19,032  $ 20,839  $ 16,069
    Adjustments to reconcile net
      earnings to net cash flows
      from operating activities:
        Depreciation and
          amortization...........     34,829    32,982    32,083
        Deferred income taxes....      7,340     9,413     5,909
        Provision for bad debts..     11,298     5,535     4,162
        Deferral of interest
          expense................     (3,729)   (5,664)   (2,619)
        Gain on sale of
          investment securities..     (2,545)     --        --
        Gain on sale of various
          operations.............       --      (2,300)     --
        Other....................      1,077       621     1,952
        Changes in assets and
          liabilities, net of
          acquisitions and
          dispositions:
            Accounts receivable,
              billed and
              unbilled...........    (22,111)  (17,743)   11,051
            Accounts payable.....     (6,978)   10,048    (7,255)
            Taxes and other
              liabilities........     (2,975)   11,021    (7,187)
            Customer deposits....      1,558     1,489     1,137
            Deferred gas
              purchase costs.....      6,215     4,991   (22,537)
            Inventories..........      5,691    (3,607)    7,975
            Other................       (708)     (160)      902
                                    --------  --------  --------
        Net cash flows from
          operating activities...     47,994    67,465    41,642
                                    --------  --------  --------
Cash flows from (used in)
  investing activities:
    Additions to property, plant
      and equipment..............    (64,463)  (59,376)  (67,442)
    Acquisition of operations,
      net of cash received.......     (1,861)     --        (750)
    Purchase of investment
      securities.................     (5,363)  (10,763)     --
    Litigation settlement
      proceeds...................       --       4,250      --
    Maturity (purchase) of
      short-term investments.....       --      19,582   (19,582)
    Increase in customer
      advances...................      2,470     3,547       725
    Increase (decrease) in
      deferred charges and
      credits....................          6    (3,811)   (3,868)
    Proceeds from sale of
      various operations.........      1,130    14,770      --
    Proceeds from sale of land...      1,096      --        --
    Proceeds from sale of
      investment securities......     13,327      --        --
    Other........................       (357)      342     1,801
                                    --------  --------  --------
      Net cash flows used in
        investing activities.....    (54,015)  (31,459)  (89,116)
Cash flows from (used in)
  financing activities:
    Repayment of debt............       (640)  (72,790)  (16,212)
    Net borrowings under
      revolving credit facility..      1,600      --        --
    Increase in cash overdrafts..      1,567      --        --
    Issuance of preferred
      securities of subsidiary
      trust......................       --        --     100,000
    Issuance cost of preferred
      securities of subsidiary
      trust......................       --        --      (3,799)
    Other........................        607       656       619
                                    --------  --------  --------
      Net cash flows from (used
        in) financing activities.      3,134   (72,134)   80,608
Increase (decrease) in cash and
  cash equivalents...............     (2,887)  (36,128)   33,134
Cash and cash equivalents at
  beginning of year..............      2,887    39,015     5,881
                                    --------  --------  --------
Cash and cash equivalents at
  end of year....................   $   --    $  2,887  $ 39,015
                                    ========  ========  ========

Cash paid for interest, net of amounts capitalized, in 1997, 1996, and 1995 was $32,282,000, $36,893,000, and $38,987,000,
respectively. Cash paid for income taxes in 1997, 1996, and 1995 was $5,871,000, $11,000, and $2,533,000, respectively.

                        See accompanying notes.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
         CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                Trea-            Unrea-
                Common  Premium sury             lized
                Stock,     on   Stock,          Holding
                $ Par   Capital   at   Retained  Gain/
                Value    Stock   Cost  Earnings (Loss)   Total
               ------- -------- ------ -------- ------- --------

Balance
 July 1,
 1994........  $11,497 $198,272 $(794) $   --   $  --   $208,975

  Net
   earnings..     --       --     --     16,069    --     16,069
  Exercise
   of stock
   options...       73      547   --       --      --        620
               ------- -------- ------ -------- ------- --------
Balance
 June 30,
 1995........   11,570  198,819  (794)   16,069    --    225,664

  Net
   earnings..     --       --     --     20,839    --     20,839
  5% stock
   dividend..      576   10,701   --    (11,277)   --       --
  Four-for-
   three
   stock
   split.....    4,054   (4,054)  --       --      --       --
  Unrealized
   holding
   loss......     --       --     --       --    (1,244)  (1,244)
  Exercise
   of stock
   options...       75      581   --       --      --        656
               ------- -------- ------ -------- ------- --------
Balance
 June 30,
 1996........   16,275  206,047  (794)   25,631  (1,244) 245,915

  Net
   earnings..     --       --     --     19,032    --     19,032
  5% stock
   dividend..      813   18,681   --    (19,494)   --       --
  Unrealized
   holding
   gain......     --       --     --       --     1,908    1,908
  Exercise
   of stock
   options...       83      524   --       --      --        607
               ------- -------- ------ -------- ------- --------
Balance
 June 30,
 1997........  $17,171 $225,252 $(794) $ 25,169 $   664 $267,462
               ======= ======== =====  ======== ======= ========



                      See accompanying notes.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



           I   Summary of Significant Accounting Policies

Operations  Southern Union Company (Southern Union and, together
----------
with its wholly-owned subsidiaries, the Company), is a public utility primarily engaged in the distribution and sale of natural gas to residential, commercial and industrial customers. Sub-sidiaries of Southern Union also market natural gas to end-users, distribute propane, operate natural gas pipeline systems and sell commercial gas air conditioning and other gas-fired engine-driven applications. Certain subsidiaries own or hold interests in real estate and other assets, which are primarily used in the Com-pany's utility business. Substantial operations of the Company are subject to regulation.

Principles of Consolidation  The consolidated financial state-
---------------------------
ments include the accounts of Southern Union and its wholly-owned subsidiaries. All significant intercompany accounts and transac-tions are eliminated in consolidation. All dollar amounts in the tables herein, except per share amounts, are stated in thousands unless otherwise indicated. Certain reclassifications have been made to prior years' financial statements to conform with the current year's presentation.

Gas Utility Revenues and Gas Purchase Costs  Gas utility custo-
-------------------------------------------
mers are billed on a monthly-cycle basis. The related cost of gas is matched with cycle-billed revenues through operation of purchased gas adjustment provisions in tariffs approved by the regulatory agencies having jurisdiction. Revenues from gas delivered but not yet billed are accrued, along with the related gas purchase costs and revenue-related taxes. The distribution and sale of natural gas in Texas and Missouri contributed in excess of 90% of the Company's total revenue, net earnings and identifiable assets in both 1997 and 1996. Four suppliers pro-vided 44% and 43% of the Company's gas purchases in 1997 and 1996, respectively.

Credit Risk  Concentrations of credit risk in trade receivables
-----------
are limited due to the large customer base with relatively small individual account balances. In addition, Company policy requires a deposit from certain customers. The Company has recorded an allowance for doubtful accounts totaling $10,986,000, $4,000,000, $2,100,000 and $1,600,000 at June 30, 1997, 1996,
1995 and 1994, respectively. The allowance for doubtful accounts is increased for estimated uncollectible accounts and reduced for the write-off of trade receivables.

Missouri initiated a special payment plan in 1997 known as Relief Now to help ease the impact of last winter's high gas bills. Customers on this plan are allowed to pay their outstanding trade receivable balance over two years. Imputed interest on the carrying cost of this plan has been recorded at June 30, 1997, which was not significant.

Fair Value of Financial Instruments  The carrying amounts
-----------------------------------
reported in the balance sheet for cash and cash equivalents, accounts receivable, investment securities, accounts payable and notes payable approximates their fair value. The fair value of the Company's investment securities and long-term debt is esti-mated using current market quotes and other estimation techniques.

Inventories  Inventories consist of natural gas in underground
-----------
storage and materials and supplies. Natural gas in underground storage of $17,171,000 and $22,784,000 at June 30, 1997 and 1996,
respectively, consists of 7,785,000 and 9,844,000 British thermal units, respectively.

Earnings Per Share  The computation of earnings per common and
------------------
common share equivalents is based on the weighted average number of outstanding common shares during the period plus, when their effect is dilutive, common share equivalents consisting of cer-tain shares subject to stock options and warrants. Primary and fully diluted earnings per share are identical for all periods presented and, therefore, earnings per common and common share equivalents represent fully diluted earnings per share.

New Pronouncements  The Financial Accounting Standards Board
------------------
(FASB) recently issued Earnings Per Share and Disclosure of Information About Capital Structure standards which establish computation and presentation of earnings per share and disclosure of information concerning an entity's capital structure, respectively. The Company is required

              SOUTHERN UNION COMPANY AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



to adopt the provisions of these standards for periods ending after December 15, 1997, and does not expect the adoption thereof to have a material affect on the Company's financial position, results of operations or cash flows.

The FASB also recently issued Reporting Comprehensive Income and Disclosures about Segments of an Enterprise and Related Informa-tion, which establish procedures for reporting and displaying comprehensive income and its components, and certain disclosures about segment information in interim and annual financial state-ments and related information about products, services, geo-graphic areas and major customers, respectively. The Company intends to adopt the provisions of these standards for the fiscal year ending June 30, 1998, but does not expect the adoption thereof to have a material effect on the Company's financial position, results of operations or cash flows.

Use of Estimates  The preparation of financial statements in con-
----------------
formity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of con-tingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   II   Acquisitions and Divestiture

On August 30, 1996, SUPro Energy Company, a wholly-owned sub-sidiary of the Company, purchased certain propane distribution operations in El Paso, Texas and on June 30, 1997, acquired pro-pane operations located in and around Alpine, Texas. These acquisitions which serve 3,600 customers were for $1,861,000 in cash and the assumption of $1,475,000 in long-term debt. Subse-quent to June 30, 1997, Southern Union Energy International, Inc., another wholly-owned subsidiary, acquired a 42% equity ownership in a natural gas distribution company which serves 16,000 customers in Piedras Negras, Mexico for $2,700,000.

On May 1, 1996, Southern Union Company sold certain gas distribu-tion operations of the Company in the Texas and Oklahoma Pan-handles and Western Gas Interstate Company (WGI), a former wholly-owned subsidiary of the Company, exclusive of the Del Norte interconnect operation which transports natural gas into Mexico, for $15,900,000.

                 III   Other Income, Net

Other income, net in 1997, 1996, and 1995 was $2,880,000,
$11,326,000, and $3,677,000, respectively.

Other income of $2,880,000 in 1997 included: $3,729,000 related to the deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program; realized gains on the sale of investment securities of $2,545,000; and net rental income of Lavaca Realty Company (Lavaca Realty), the Company's real estate subsidiary, of $1,329,000. This was partially offset by $2,125,000 for the settlement of complaints brought by the Missouri Office of Public Counsel and the Missouri Public Service Commission (MPSC) for certain billing errors primarily from this past winter heating season; the write-off of $1,750,000 of acquisition-related costs as a result of termination of various acquisition activities; and a $257,000 expense associated with the donation of emissions analysis equipment and software to a Texas university.

Other income of $11,326,000 in 1996 included: $5,664,000 related to the deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program; $2,300,000 pre-tax gain on the sale of WGI and other operations; investment interest and interest on notes receivable of $2,051,000; net rental income of Lavaca Realty of $1,392,000; and $1,581,000 in net gains from the repurchase of Senior Notes. This was partially offset by losses of $470,000 on the sale of undeveloped real estate.

Other income of $3,677,000 in 1995 included: $2,619,000 related to the deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program; net rental income of Lavaca Realty of $1,403,000; and $244,000 from gas appliance merchandising. This was partially offset by $750,000 for the write-down to estimated fair market value of certain real estate held for sale.

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



                IV   Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Short-term investments are highly liquid investments with maturities of more than three months when purchased, and are carried at cost, which approximates market. The Company places its temporary cash investments with a high credit quality finan-cial institution which, in turn, invests the temporary funds in a variety of high-quality short-term financial securities.

Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classifed in accounts payable in the consolidated balance sheet.

                V   Property, Plant and Equipment

Plant  Plant in service and construction work in progress are
-----
stated at original cost net of contributions in aid of construc-tion. The cost of additions includes an allowance for funds used during construction and applicable overhead charges. Gain or loss is recognized upon the disposition of significant utility properties and other property constituting operating units. Gain or loss from minor dispositions of property is charged to accumu-lated depreciation and amortization. The Company capitalizes the cost of significant internally-developed computer software sys-tems and amortizes the cost over the expected useful life.

                                                 June 30,
                                         -----------------------
                                            1997         1996
                                         ----------   ----------

Distribution plant.....................  $  919,998   $  870,820
General plant..........................      74,375       71,127
Other..................................      15,872       14,636
                                         ----------   ----------
  Total plant..........................   1,010,245      956,583
Less contributions in aid of
  construction.........................     (46,976)     (44,031)
                                         ----------   ----------
  Plant in service.....................     963,269      912,552
Construction work in progress..........       7,970        8,411
                                         ----------   ----------
                                            971,239      920,963
Less accumulated depreciation and
  amortization.........................    (329,182)    (310,289)
                                         ----------   ----------
                                            642,057      610,674
Additional purchase cost assigned to
  utility plant, net...................     131,539      133,780
                                         ----------   ----------

Net property, plant and equipment......  $  773,596   $  744,454
                                         ==========   ==========

During 1996 WGI and certain distribution operations were sold in which utility plant and equipment had a cost and accumulated depreciation and amortization of $21,111,000 and $10,356,000, respectively.

Acquisitions are recorded at the historical book carrying value of utility plant. Additional purchase cost assigned to utility plant is the excess of the purchase price over the book carrying value of the net assets acquired. In general, the Company has not been allowed recovery of additional purchase cost assigned to utility plant in rates. Periodically, the Company evaluates the carrying value of its additional purchase cost assigned to utility plant, long-lived assets, capital leases and other identifiable intangibles by comparing the anticipated future operating income from the businesses giving rise to the respective asset with the original cost or unamortized balance. No impairment has been indicated or is expected at June 30, 1997.

Depreciation and Amortization  Depreciation of utility plant is
-----------------------------
provided at an average straight-line rate of approximately 3% per annum of the cost of such depreciable properties less applicable salvage. Franchises are amortized over their respective lives. Depreciation and amortization of other property is provided at straight-line rates estimated to recover the costs of the properties, after allowance for salvage, over their respective lives. Internally-developed computer software system costs are amortized over various regulatory-approved periods. Amortization of additional purchase

              SOUTHERN UNION COMPANY AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



cost assigned to utility plant is provided on a straight-line basis over forty years unless the Company's regulators have pro-vided for the recovery of the additional purchase cost in rates, in which case the Company's policy is to utilize the amortization period which follows the rate recovery period.

Depreciation of property, plant and equipment in 1997, 1996, and 1995 was $31,051,000, $29,264,000, and $27,815,000, respectively.

                    VI   Investment Securities

At June 30, 1997, all securities owned by the Company were clas-sified as available for sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of common stockholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the Consolidated Statement of Operations when incurred.

As of June 30, 1997, investment securities consisted of common stock with a specific cost of $5,443,000 and a fair value of $6,432,000. The unrealized holding gain, net of related income taxes and included as a separate component of common stock-holders' equity, totaled, $643,000 at June 30, 1997.

As of June 30, 1997, the Company had short sales of investment securities and recorded a prepayment for the anticipated proceeds of $6,599,000. The related payable of $6,566,000, based on fair value of the investment securities, was recorded in other current liabilities. The unrealized holding gain, net of related income taxes and included as a separate component of common stock-holders' equity, totaled $21,000 at June 30, 1997.

Subsequent to June 30, 1997, the outstanding investment securities were used to satisfy the previously-mentioned short sales of investment securities. Proceeds and realized gains from this transaction, to be recorded in fiscal 1998, are $6,599,000 and $1,088,000, respectively.

                   VII   Stockholders' Equity

Stock Dividends and Splits  On December 10, 1996 and November 27,
--------------------------
1995, Southern Union distributed its annual 5% common stock divi-dend to stockholders of record on November 22, 1996 and November 15, 1995, respectively. A portion of the 5% stock divi-dend distributed on November 27, 1995 was characterized as a dis-tribution of capital due to the level of the Company's retained earnings available for distribution as of the declaration date. On February 13, 1996, the Board of Directors declared a four-for-three stock split distributed in the form of a 33 1/3% stock dividend on March 11, 1996, to stockholders of record on February 23, 1996. Unless otherwise stated, all per share and share data included herein have been restated to give effect to the dividends and split.

Common Stock  The Company maintains its 1992 Long-Term Stock In-
------------
centive Plan (1992 Plan) under which options to purchase 1,203,930 shares were provided to be granted to officers and key employees at prices not less than the fair market value on the date of grant. The 1992 Plan allows for the granting of stock appreciation rights, dividend equivalents, performance shares and restricted stock. The Company also had an incentive stock option plan (1982 Plan) which provided for the granting of 787,500 options, until December 31, 1991. Upon exercise of an option granted under the 1982 Plan, the Company may elect, instead of issuing shares, to make a cash payment equal to the difference at the date of exercise between the option price and the market price of the shares as to which such option is being exercised. Options granted under both the 1992 Plan and the 1982 Plan are exercisable for periods of ten years from the date of grant or such lesser period as may be designated for particular options, and become exercisable after a specified period of time from the date of grant in cumulative annual installments. Options typically vest 20% per year for five years but may be a lesser or greater period as designated for particular options.

The Company accounts for its incentive plans under an Accounting Principles Board opinion, Accounting for Stock Issued to Employees. As a result, the Company recorded no compensation expense for 1997, 1996 and 1995. During 1997, the Company adopted the FASB standard, Accounting for Stock-Based Compensa-tion, for footnote disclosure

           SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



purposes only. Had compensation cost for these incentive plans been determined consistent with this standard, the Company's net income and earnings per share would have been $18,135,000 and $1.02, respectively, in 1997 and $20,455,000 and $1.16, respectively, in 1996. Because this standard has not been applied to options granted prior to July 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997 and 1996, respectively: dividend yield of nil for both years; volatility of 21% and 25%; risk-free interest rate of 6.2% and 6.6%; and expected life outstanding of 5.5 to 7.2 years and 3.5 to 7.0 years.

                                  1992 Plan         1982 Plan
                              ----------------- -----------------
                                       Weighted          Weighted
                               Shares  Average   Shares  Average
                               Under   Exercise  Under   Exercise
                               Option   Price    Option   Price
                             --------- -------- --------  --------
Outstanding July 1, 1994...    664,477  $ 9.34   483,887  $ 5.43
  Exercised................     (1,621)   6.90  (105,950)   5.75
  Canceled.................     (4,171)  11.14      --      --
                             ---------           -------
Outstanding June 30, 1995..    658,685    9.33   377,937    5.34
  Granted..................    302,159   15.24      --      --
  Exercised................    (35,655)   8.62   (67,197)   5.29
  Canceled.................    (47,501)  10.50      --      --
                             ---------           -------
Outstanding June 30, 1996..    877,688   11.33   310,740    5.34
  Granted..................    283,300   22.72      --      --
  Exercised................    (35,234)   9.86   (49,302)   5.34
  Canceled.................     (6,414)  11.31      --      --
                             ---------           -------
Outstanding June 30, 1997..  1,119,340   14.26   261,438    5.35
                             =========           =======

The following table summarizes information about stock options outstanding under the 1992 Plan at June 30, 1997:


                                                     Options
            Options Outstanding                    Exercisable
----------------------------------------------   ----------------
                            Weighted
                            Average   Weighted           Weighted
                           Remaining  Average    Number  Average
                Number of Contractual Exercise     of    Exercise
Exercise Prices  Options     Life      Price     Options  Price
--------------- --------- ----------- --------   ------- --------

$ 5.00 - $ 7.00   278,059  5.71 years $  6.75    230,598  $  6.72
  7.01 -  15.00   513,125  7.60 years   13.42    195,698    12.58
 15.01 -  24.00   328,156  9.77 years   21.94      8,971    17.04
                ---------                        -------
                1,119,340                        435,267
                =========                        =======

The shares exercisable under the 1992 Plan and the corresponding weighted average exercise price at June 30, 1997, 1996 and 1995 were 435,267 at $9.57; 304,687 at $8.61; and 200,732 at $8.45,
respectively. The shares exercisable under the 1982 Plan and the corresponding weighted average exercise price at June 30, 1997, 1996 and 1995 were 261,438 at $5.35; 306,110 at $5.34; and
308,480 at $5.34, respectively. The weighted average remaining contractual life of options outstanding under the 1982 Plan at June 30, 1997 was 2.94 years. There were 2,008 shares available for future option grants under the 1992 Plan at June 30, 1997.
No shares were available for future option grants under the 1982 Plan at June 30, 1997.

On February 10, 1994, Southern Union granted a warrant which expires on February 10, 2004, to purchase up to 57,881 shares of Common Stock at an exercise price of $11.99 to the Company's outside legal counsel.

Retained Earnings  Under the most restrictive provisions in
-----------------
effect, as a result of the sale of Senior Notes, Southern Union will not declare or pay any cash or asset dividends on common stock (other than dividends and distributions

              SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



payable solely in shares of its common stock or in rights to acquire its common stock) or acquire or retire any shares of Southern Union's common stock, unless no event of default exists and the Company meets certain financial ratio requirements. In addition, Southern Union's charter relating to the issuance of preferred stock limits the payment of cash or asset dividends on capital stock.

         VIII   Preferred Securities of Subsidiary Trust

On May 17, 1995, Southern Union Financing I (Subsidiary Trust), a consolidated wholly-owned subsidiary of Southern Union, issued $100,000,000 of 9.48% Trust Originated Preferred Securities (Pre-ferred Securities). In connection with the Subsidiary Trust's issuance of the Preferred Securities and the related purchase by Southern Union of all of the Subsidiary Trust's common securities (Common Securities), Southern Union issued to the Subsidiary Trust $103,092,800 principal amount of its 9.48% Subordinated Deferrable Interest Notes, due 2025 (Subordinated Notes). The sole assets of the Subsidiary Trust are the Subordinated Notes. The interest and other payment dates on the Subordinated Notes correspond to the distribution and other payment dates on the Preferred Securities and the Common Securities. Under certain circumstances, the Subordinated Notes may be distributed to holders of the Preferred Securities and holders of the Common Securities in liquidation of the Subsidiary Trust. The Subordi-nated Notes are redeemable at the option of the Company on or after May 17, 2000, at a redemption price of $25 per Subordinated Note plus accrued and unpaid interest. The Preferred Securities and the Common Securities will be redeemed on a pro rata basis to the same extent as the Subordinated Notes are repaid, at $25 per Preferred Security and Common Security plus accumulated and unpaid distributions. Southern Union's obligations under the Subordinated Notes and related agreements, taken together, con-stitute a full and unconditional guarantee by Southern Union of payments due on the Preferred Securities. As of June 30, 1997 and 1996, 4,000,000 shares of Preferred Securities were out-standing.

                         IX   Debt

                                                  June 30,
                                          -----------------------
                                             1997         1996
                                          ----------   ----------

7.60% Senior Notes, due 2024...........   $ 384,515    $ 384,515
Other..................................       2,329        1,494
                                          ---------    ---------
Total long-term debt...................   $ 386,844    $ 386,009
                                          =========    =========

The maturities of long-term debt for each of the next five years ending June 30 are: 1998 -- $687,000; 1999 -- $431,000; 2000 --
$144,000; 2001 -- $145,000; 2002 -- $160,000; and thereafter --
$385,277,000.

Senior Notes  On January 31, 1994, Southern Union completed the
------------
sale of the 7.60% Senior Debt Securities (Senior Notes). The net proceeds from the sale, together with the net proceeds from a $50,000,000 common stock subscription rights offering (Rights Offering) completed on December 31, 1993 and working capital from operations, were used to: (i) fund the acquisition of Missouri Gas Energy; (ii) repay $59,300,000 of borrowings under the revolving credit facility; and (iii) refinance $105,000,000 aggregate principal amount of various notes and debentures and the related premiums of $13,700,000 resulting from the early extinguishment of such notes and debentures.

During 1996, $75,485,000 of Senior Notes were repurchased at prices ranging from $922 to $985 per $1,000 note resulting in a net pre-tax gain of $1,581,000. In June 1995, $15,000,000 of
Senior Notes were repurchased at prices ranging from $993 to $995 per $1,000 note resulting in a net pre-tax loss of $33,000. Debt issuance costs and premiums on the early extinguishment of debt are accounted for in accordance with that required by its various regulatory bodies having jurisdiction over the Company's opera-tions. The Company recognizes gains or losses on the early extinguishment of debt to the extent it is provided for by its regulatory authorities and in some cases such costs are deferred and amortized over the term of the new or replacement debt issues.

The Senior Notes traded at $966 and $1,020 (per $1,000 note) on
June 30 and July 31, 1997, respectively, as quoted by a major brokerage firm. The carrying amount of long-term debt at June 30, 1997 and 1996 was $386,844,000 and

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



$386,009,000, respectively. The fair value of long-term debt at June 30, 1997 and 1996 was $373,770,000 and $366,783,000,
respectively.

Credit Facilities  The Company has availability under a
-----------------
$100,000,000 revolving credit facility (Revolving Credit Facility) underwritten by a syndicate of banks. The Company has additional availability under uncommitted line of credit facili-ties (Uncommitted Facilities) with various banks. Covenants under the Revolving Credit Facility allow for up to $35,000,000 of borrowings under Uncommitted Facilities at any one time. Borrowings under these facilities are available for Southern Union's working capital, letter of credit requirements and other general corporate purposes. The facilities are uncollateralized and have no borrowing base limitations as long as the Senior Notes meet certain rating criteria. The Company may use up to $40,000,000 of the Revolving Credit Facility to finance future acquisitions. These facilities contain covenants with respect to financial parameters and ratios, total debt limitations, restric-tions as to dividend payments, stock reacquisitions, certain investments and additional liens. The facilities expire on December 31, 1999. The Revolving Credit Facility is subject to a commitment fee based on the rating of the Senior Notes. As of June 30, 1997, the commitment fee was an annualized .15% on the unused balance. The interest rate on borrowings on the Revolving Credit Facility is calculated based on a formula using the LIBOR or prime interest rates. The average interest rate under the facilities was 6.1% and 7.4% for the years ended June 30, 1997 and 1996, respectively. A $1,600,000 balance was outstanding under the facilities as of June 30, 1997 but no balance was out-standing at June 30, 1996. A balance of $19,000,000 was out-standing under the facilities at July 31, 1997.

                      X   Employee Benefits

Defined Contribution Plan  The Company provides a Savings Plan
-------------------------
available to all employees. Since January 1, 1997, the Company contributes $.50 of Company stock for each $1.00 contributed by a non-Missouri Gas Energy participant up to 5% of the employee's salary. Additionally, the Company contributes $.75 of Company stock for each $1.00 contributed by a non-Missouri Gas Energy participant from 6% to 10% of the employee's salary. For Missouri Gas Energy non-union employees, the Company contributes $.50 of Company stock for each $1.00 contributed by such a par-ticipant up to 5% of the employee's salary and the Company con-tributes $.75 of Company stock for each $1.00 contributed by such a participant from 6% to 8% of the employee's salary. For Missouri Gas Energy union employees, the Company contributes $.50 of Company stock for each $1.00 contributed by such a participant up to 7% of the employee's salary. Company contributions are 100% vested after six years of continuous service. Company con-tributions to the plan during 1997, 1996, and 1995, were $1,476,000, $1,425,000, and $1,344,000, respectively.

Postemployment Benefits  Certain postemployment benefits such as
-----------------------
disability and health care continuation coverage provided to former or inactive employees after employment but before retire-ment, are accrued if attributable to an employee's previously rendered service. The Company has recorded a regulatory asset to the extent it intends to file rate applications to include such costs in rates and such recovery is probable. As of both
June 30, 1997 and 1996, the Company has recorded a regulatory asset and a related liability of $1,100,000.

Postretirement Benefits Other than Pensions
-------------------------------------------

                                         1997     1996     1995
                                       -------- -------- --------

Service cost of benefits earned
  during the year..................... $   282  $   313  $   303
Interest cost on benefit obligations..   2,772    2,982    3,389
Actual return on plan assets..........     (31)     (24)     (21)
Amortization of transition obligation.     224      224      224
Net amortization and deferral.........  (1,115)    (195)    --
                                       -------  -------  -------
Net postretirement benefit cost....... $ 2,132  $ 3,300  $ 3,895
                                       =======  =======  =======

              SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



                                              1997        1996
                                           ----------  ----------

Accumulated postretirement benefit
  obligation:
    Retirees...........................    $  28,713   $  29,080
    Other fully eligible participants..        2,424       2,037
    Other active participants..........        4,811       4,738
                                           ---------   ---------
Accumulated benefit obligation.........       35,948      35,855
Plan assets at fair value..............         (863)       (383)
                                           ---------   ---------
Accumulated benefit obligations in
  excess of plan assets................       35,085      35,472
Unrecognized net transition obligation.       (3,412)     (3,636)
Unrecognized prior service cost........        1,207       1,347
Unrecognized net gain..................        7,552      10,531
                                           ---------   ---------
Accrued postretirement benefit cost....    $  40,432   $  43,714
                                           =========   =========

Postretirement medical and other benefit liabilities are accrued on an actuarial basis during the years an employee provides ser-vices. Prior to 1997, Missouri Gas Energy recorded a deferral of postretirement medical expense in excess of cash paid per an accounting authority order approved by the MPSC. These deferrals were to be amortized to expense and were to be fully offset by the net income stream generated from a company-owned life insur-ance (COLI) plan. Legislation passed in 1996 by Congress elimi-nated the tax advantages afforded to COLI plans, and the Missouri Gas Energy COLI program was terminated in February 1997. Addi-tionally, the State of Missouri passed legislation which provides for prospective recognition by the MPSC of postretirement medical and benefit costs on an accrual basis when funded. Amortization of deferrals recorded prior to the termination of the COLI are currently included in Missouri Gas Energy rates. The Company amortizes the transition obligation over an allowed 20-year period. Fluctuations in the stock market could impact future plan asset investment returns and ultimately net pension expense.

The significant features of the plan include the payment of a portion of the medical benefit costs for individuals (and their dependents) who are: (i) employees or retirees of Missouri Gas Energy; (ii) non-Missouri Gas Energy retirees who retired prior to January 1, 1993; and (iii) non-Missouri Gas Energy employees (and their dependents) who elected to retire during the first quarter of 1993. For active non-Missouri Gas Energy employees hired prior to January 1, 1993, benefits are provided only to retirees and only until eligibility for Medicare (age 65). The cost-sharing provisions for medical care benefits include an escalation in the non-Missouri Gas Energy retirees' share of claims obligations that is expected to follow the trend of claims net of Medicare reimbursements. The non-Missouri Gas Energy employees plan was amended during 1993 to substantially modify the cost-sharing provisions to decrease the employer's share of expected future claims and make certain other plan changes. The plan for Missouri Gas Energy employees and retirees provides payment of a portion of the medical benefit costs for individuals and their dependents. The cost sharing provisions include an escalation in the Missouri Gas Energy retirees share of claims that is expected to follow the trend of claims net of Medicare, subject to an overall limit on employer expenditures.

The weighted average assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.75% for the year ended June 30, 1997 and 1996. The weighted average expected long-term rate of return on plan assets was assumed to be 8% on an after-tax basis. The annual assumed rate of increase in the health care cost trend rate for 1998 was 7.5% per year, gradually decreasing thereafter to 6% in year eight and thereafter, of the projection. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percent for each future year would increase the aggregate of the service and in-terest cost components of the net periodic postretirement health care benefit cost by $42,000 and would increase the accumulated postretirement benefit obligation for health care benefits by $430,000. Assets held in the separate account within the retire-ment plan include cash and bond and stock funds. Non-benefit liabilities are limited to expenses associated with plan opera-tion and administration.

Defined Benefit Plan  The Company maintains two trusteed non-
--------------------
contributory defined benefit retirement plans which cover sub-stantially all employees. Plan A covers those Company employees who are not employed by Missouri Gas Energy and Plan B covers those employees who are employed by Missouri Gas Energy. The Company funds the plans' cost in accordance with federal regula-tions, not to exceed the amounts deductible for income tax purposes. The plans' assets are invested in cash and bond and stock funds.

              SOUTHERN UNION COMPANY AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



Net pension expense for the years ended June 30, 1997, 1996 and 1995 consisted of the following:

                       Plan A                    Plan B
               ----------------------  --------------------------
                1997    1996    1995     1997     1996     1995
               ------  ------  ------  -------- -------- --------

Service cost
 of benefits
 earned dur-
 ing the
 year........  $1,405  $1,442  $1,220  $ 1,509  $ 1,640  $ 1,125
Interest cost
 on projected
 benefit ob-
 ligations...   2,759   2,483   2,394    7,487    7,355    7,289
Actual return
 on plan
 assets......  (6,473) (4,204) (2,768) (20,797) (18,669) (10,318)
Net amortiza-
 tion and
 deferral....   4,121   2,277     949   12,025   11,556    3,363
               ------  ------  ------  -------  -------  -------
Net pension
 expense.....  $1,812  $1,998  $1,795  $   224  $ 1,882  $ 1,459

                                 Plan A              Plan B
                             -----------------  -----------------
                               1997     1996      1997     1996
                             -------- --------  -------- --------

Actuarial present value
 of benefit obligations:
  Vested benefits.........   $29,738  $26,150   $88,541  $87,790
  Nonvested benefits......     1,184    1,092     1,086    1,149
                             -------  -------   -------  -------
Accumulated benefit
 obligations..............    30,922   27,242    89,627   88,939
Effect of future salary
 increases................     5,933    6,573     7,113    7,381
                             -------  -------   -------  -------
Projected benefit
 obligation...............    36,855   33,815    96,740   96,320
Plan assets at fair value.   (36,931) (30,161) (112,574)(100,506)
                             -------  -------   -------  -------
Projected benefit obliga-
 tion less plan assets....       (76)   3,654   (15,834)  (4,186)
Unrecognized net
 transition asset.........       427      524      --       --
Unrecognized prior
 service cost.............    (1,515)  (1,627)   (1,103)    (828)
Unrecognized net gain.....     4,555      853    17,324    5,468
                             -------  -------   -------  -------
Accrued retirement plan
 liabilities..............   $ 3,391  $ 3,404   $   387  $   454
                             =======  =======   =======  =======

Actuarial assumptions:
 Weighted average
  discount rate...........     7.75%    7.75%     7.75%    7.75%
 Rate of increase in
  future compensation
  levels..................     5.62%    5.62%      5.8%     5.8%
 Weighted average
  expected long-term rate
  of return...............        8%    7.75%        8%    7.75%

The actuarial computations for the determination of accumulated and projected benefit obligations are based on the projected unit credit method. Prior service cost is being amortized on a straight-line basis over the average remaining expected future service of participants present at the time of amendment.

The Company was required by the MPSC in 1994 to contribute $3,000,000 to the Company's employee's qualified defined benefits plan applicable to Missouri Gas Energy's employees and retirees earlier than what would be required under the Internal Revenue Code as determined by the plan's actuaries. As of June 30, 1996 the Company had contributed the full amount required.

The Company also maintains a supplemental non-contributory defined benefit retirement plan which covers certain executive employees. The purpose of the supplemental plan is to provide part or all of those defined benefit plan benefits which are not payable to certain employees under the primary plan. The net pension cost of the supplemental plan for each of the three years ended June 30, 1997 was not significant.

              SOUTHERN UNION COMPANY AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



                     XI   Taxes on Income

                                         Year Ended June 30,
                                     ----------------------------
                                       1997      1996      1995
                                     --------  --------  --------

Current:
  Federal.........................   $ 4,437   $ 4,960   $ 4,694
  State...........................       596       606       371
                                     -------   -------   -------
                                       5,033     5,566     5,065

Deferred:
  Federal.........................     6,690     8,563     5,218
  State...........................       650       850       691
                                     -------   -------   -------
                                       7,340     9,413     5,909
                                     -------   -------   -------

Total provision...................   $12,373   $14,979   $10,974
                                     =======   =======   =======

Deferred credits and other liabilities also include $629,000 and $665,000 of unamortized deferred investment tax credit as of June 30, 1997 and 1996, respectively.

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

                                                 June 30,
                                         ------------------------
                                            1997          1996
                                         ----------    ----------

Deferred tax assets:
  Postretirement benefits..............  $   2,053     $   1,392
  Bad debt reserves....................      2,643           713
  Estimated alternative minimum
    tax credit.........................      7,890         2,044
  Insurance accruals...................      2,599         1,552
  Unrealized holding (gain) loss
    on securities......................       (357)          670
  Other................................      1,266         1,609
                                         ---------     ---------
    Total deferred tax assets..........     16,094         7,980
                                         ---------     ---------
Deferred tax liabilities:
  Property, plant and equipment........    (57,839)      (41,771)
  Unamortized debt expense.............     (5,492)       (5,712)
  Other................................     (3,955)       (3,154)
                                         ---------     ---------
    Total deferred tax liabilities.....    (67,286)      (50,637)
                                         ---------     ---------
Net deferred tax liability.............    (51,192)      (42,657)
Less current tax assets................      2,786           877
                                         ---------     ---------
Accumulated deferred income taxes......  $ (53,978)    $ (43,534)
                                         =========     =========

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



The Company accounts for income taxes utilizing the liability method which bases the amounts of current and future tax assets and liabilities on events recognized in the financial statements and on income tax laws and rates existing at the balance sheet date.

                                         Year Ended June 30,
                                     ----------------------------
                                       1997      1996      1995
                                     --------  --------  --------

Computed statutory tax expense
  at 35%..........................   $ 10,992  $ 12,536  $ 9,465
Changes in taxes resulting from:
  State income taxes, net of
    federal income tax benefit....        811       947      690
  Acquisition adjustment related
    to assets sold................       --       1,096     --
  Amortization of acquisition
    adjustment....................        724       884      920
  Research and experimentation
   credit.........................       --        (400)    --
  Other...........................       (154)      (84)    (101)
                                     --------  --------  -------
Actual tax expense................   $ 12,373  $ 14,979  $10,974
                                     ========  ========  =======

                  XII   Utility Regulation and Rates

On January 22, 1997, Missouri Gas Energy was notified by the MPSC of its decision to grant an $8,847,000 annual increase to revenue effective on February 1, 1997. See Commitments and Contin-gencies.

The MPSC approved a gas supply incentive plan for Missouri Gas Energy effective July 1, 1996. Under the plan, the Company and Missouri Gas Energy's customers share in certain savings below benchmark levels of gas costs achieved as a result of the Com-pany's gas procurement activities. Likewise, if natural gas is acquired above benchmark levels, both the Company and customers share in such costs. For the year ended June 30, 1997, the incentive plan achieved a reduction of overall gas costs of $10,200,000, resulting in savings to Missouri customers of $5,600,000. The Company recorded revenues of $4,600,000 under this program.

Under the order of the Federal Energy Regulatory Commission, a major supplier of gas to Missouri Gas Energy is allowed recovery of certain previously unrecovered deferred gas costs with a remaining balance of $10,200,000 at June 30, 1997. Missouri Gas Energy filed a mechanism to recover these costs with the MPSC which was approved and allows recovery of these costs from its Missouri customers. The receivable and liability associated with these costs have been recorded as a deferred charge and a deferred credit, respectively, on the consolidated balance sheet as of June 30, 1997 and 1996.

As a result of the January 31, 1994 acquisition of Missouri Gas Energy, the MPSC required Missouri Gas Energy to reduce rate base by $30,000,000 to compensate Missouri rate payers for rate base reductions that were eliminated as a result of the acquisition. This is amortized over a ten-year period on a straight-line basis since the date of acquisition.

                       XIII   Leases

The Company leases certain facilities, equipment and office space under cancelable and noncancelable operating leases. The minimum annual rentals under operating leases for the next five years ending June 30 are as follows: 1998 -- $5,440,000; 1999 --
$5,613,000; 2000 -- $4,639,000; 2001 -- $4,356,000; 2002 --
$4,411,000; and thereafter $7,793,000. Rental expense was $6,797,000, $8,098,000 and $7,268,000 for the years ended
June 30, 1997, 1996 and 1995, respectively.

                XIV   Commitments and Contingencies

Southern Union is aware of the possibility that it may become a defendant in an action brought by the United States Environmental Protection Agency (EPA) for damages associated with the site of a former coal gasification plant (Pine Street Canal Site) in Bur-lington, Vermont. This knowledge arises out of the existence of a prior action, United States v. Green Mountain Power Corp., et
                -----------------------------------------------
al, (Green Mountain Power) in which Southern Union became
---
involved as a

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



third-party defendant in January 1989. Green Mountain Power was an action under 42 U.S.C. Section 9607(a) by the federal govern-ment to recover clean-up costs associated with the Maltex Pond, which is part of the Pine Street Canal Site. Two defendants in Green Mountain Power, Vermont Gas Systems and Green Mountain Power Corp., claimed that Southern Union is the corporate succes-sor to People's Light and Power Corporation, an upstream corpo-rate parent of Green Mountain Power Corp. during the years 1928-1931. Green Mountain Power was settled without admission or determination of liability with respect to Southern Union by order dated December 26, 1990. The EPA has since conducted studies of the clean-up costs for the remainder of the Pine Street Canal Site, but the ultimate costs are unknown at this time. On November 30, 1992, Southern Union was named as a potentially responsible party in a special notice letter from the EPA. The Company has denied liability for any clean-up costs for various reasons, including that it is not a successor to any entity that owned or operated the site in question. Should Southern Union be made party to any action seeking recovery of remaining clean-up costs, the Company intends to vigorously defend against such an action. The Company has made demands of the appropriate insurers that they assume the defense of and liability for any such claim that may be asserted. The Company does not believe the outcome of this matter will have a material adverse effect on its financial position, results of operations or cash flows.

Southern Union and Western Resources, Inc. entered into an Environmental Liability Agreement (Environmental Liability Agree-ment) at the time of the closing of the acquisition of Missouri Gas Energy. Subject to the accuracy of certain representations made by Western Resources in the Missouri Asset Purchase Agree-ment, the Environmental Liability Agreement provides for a tiered approach to the allocation of certain liabilities under environ-mental laws that may exist or arise with respect to Missouri Gas Energy. The Environmental Liability Agreement contemplates Southern Union first seeking reimbursement from other potentially responsible parties, or recovery of such costs under insurance or through rates charged to customers. To the extent certain environmental liabilities were discovered by Southern Union prior to January 31, 1996, and are not so reimbursed or recovered, Southern Union will be responsible for the first $3,000,000, if any, of out-of-pocket costs and expenses incurred to respond to and remediate any such environmental claim. Thereafter, Western Resources would share one-half of the next $15,000,000 of any such costs and expenses, and Southern Union would be solely liable for any such costs and expenses in excess of $18,000,000. Missouri Gas Energy owns or is otherwise asso-ciated with a number of sites where manufactured gas plants were previously operated. These plants were commonly used to supply gas service in the late 19th and early 20th centuries, in certain cases by corporate predecessors to Western Resources. By-products and residues from manufactured gas could be located at these sites and at some time in the future may require remedia-tion by the EPA or delegated state regulatory authority. By virtue of notice under the Missouri Asset Purchase Agreement and its preliminary, non-invasive review, the Company became aware prior to closing of eleven such sites in the service territory of Missouri Gas Energy. Based on information reviewed thus far, it appears that not all of these sites may have been owned or operated by Western Resources or its predecessors in interest. Subsequent to the closing of the acquisition of Missouri Gas Energy, as a result of an environmental audit, the Company has discovered the existence of possibly eight additional sites in the service territory of Missouri Gas Energy. Southern Union has so informed Western Resources. The Company does not know if any of these additional sites were ever owned or operated by Western Resources or any of its predecessors in interest. Western Resources has informed the Company that it was notified in 1991 by the EPA that it was evaluating one of the sites (in St. Joseph, Missouri) for any potential threat to human health and the environment. Western Resources has also advised the Company, as of September 15, 1994, the EPA had not notified it that any further action may be required. Evaluation of the remainder of the sites by appropriate federal and state regulatory authorities may occur in the future. At the present time and based upon information available to management, the Company believes that the costs of any remediation efforts that may be required for these sites for which it may ultimately have responsibility will not exceed the aggregate amount subject to substantial sharing by Western Resources.

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

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



The municipal owner of a property adjacent to one of the Com-pany's service locations has raised concerns over the continued operation of that property as a park due to its former use as a portion of an MGP site. The Texas Water Commission (TWC), in cooperation with the EPA, conducted a site inspection and prelim-inary assessment of this MGP site. Correspondence received from the TWC in 1989 concluded that the site "did not appear at the time of our inspection to pose an apparent threat to the public or the environment." In April 1996 the city closed the park pending the performance of a risk assessment report. Although this site was previously listed in the Comprehensive Environmen-tal Response, Compensation and Liability Information System (CERCLIS) data base, in a letter dated December 30, 1996, the United States Environmental Protection Agency removed the site from the CERCLIS data base. Based upon currently available information, Southern Union does not believe the outcome of this matter will have a material adverse effect on its financial position, results of operations or cash flows.

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

Pursuant to a 1989 MPSC order, Missouri Gas Energy is engaged in a major gas safety program in its service area. This program includes replacement of company- and customer-owned gas service and yard lines, the movement and resetting of meters, the replacement of cast iron mains and the replacement and cathodic protection of bare steel mains (Missouri Safety Program). In connection with this program, the MPSC issued an accounting authority order (AAO) in Case No. GO-92-234 in 1994 which authorized MGE to defer depreciation expenses, property taxes and carrying costs at a specified rate of 10.54% on the costs incurred in the Missouri Safety Program. This AAO was consistent with those which were issued by the MPSC from 1990 through 1993 to the predecessor owner of Missouri Gas Energy. Since
February 1, 1994, the Company has followed the specifications of the AAO as provided for by generally accepted accounting princi-ples. The MPSC rate order of January 22, 1997, however, retro-actively reduced the carrying cost rate applied by the Company on the expenditures incurred on the Missouri Safety Program since early 1994 to an Allowance for Funds Used During Construction (AFUDC) rate which ranged from 6% to 7% from October 1993 to January 1997. The Company has filed an appeal of that portion of the rate order in the Missouri State Court of Appeals, Western District. Absent a reversal of this part of the rate order, the Company will have to record a one-time $5,600,000 pre-tax write-ff of the previously deferred carrying costs. Associated carrying costs deferred by the Company were $3,956,000 for the twelve months ended June 30, 1997. Had the Company applied the AFUDC rate, as now suggested by the MPSC, the carrying costs would have been $2,583,000 for the twelve months ended June 30, 1997, respectively. The Company has not provided for any potential disallowance relative to this matter in its financial statements because it believes this part of the order is not lawful and that the related regulatory asset ultimately will be recovered in the future. The Company believes it will ultimately be successful in litigating this matter and, therefore, will not have a material adverse affect on its financial position, results of operations or cash flows.

The continuation of the Missouri Safety Program will result in significant levels of future capital expenditures. The Company estimates incurring capital expenditures of $20,000,000 in fiscal
1998 related to this program.

Southern Union and its subsidiaries are parties to other legal proceedings that management considers to be normal actions to which an enterprise of its size and nature might be subject, and not to be material to the Company's overall business or financial condition, results of operations or cash flows.

As a result of the acquisition of Missouri Gas Energy, the Com-pany assumed certain obligations related to a 1990 settlement of a Wyoming Tight Sands anti-trust claim. To secure the refund of the settlement proceeds, the MPSC authorized the establishment of an independently administered trust to collect cash receipts under the Tight Sands settlement and repay credit-facility borrowings used for the lump sum payment. In the event the trust does not receive cash payments from the gas suppliers as provided by the Tight Sands settlement agreements, the Company is

           SOUTHERN UNION COMPANY AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



committed to pay its applicable portion of the amount owed the lender of the credit-facility borrowings. The Company's allocable unpaid portion of the amount the trust owes the lender at June 30, 1997 and 1996 was $5,116,000 and $6,723,000,
respectively.

The Company is committed under various agreements to purchase certain quantities of gas in the future. At June 30, 1997, the Company has purchase commitments for nominal quantities of gas at fixed prices. These fixed price commitments have an annual value of $2,500,000 for Southern Union Gas. Missouri Gas Energy cur-rently does not have fixed price commitment contracts for the 1997/1998 winter heating season. At June 30, 1997, the Company also has purchase commitments for certain quantities of gas at variable, market-based prices. These market-based price commit-ments have an annual value of $49,700,000 for Southern Union Gas and $72,100,000 for Missouri Gas Energy. The Company's purchase commitments may extend over a period of several years depending upon when the required quantity is purchased. The Company has purchase gas tariffs in effect for all its utility service areas that provide for recovery of its purchase gas costs under defined methodologies.

The Company is in the process of installing an Automated Meter Reading (AMR) system at Missouri Gas Energy. The installation of the AMR system will involve an investment of $27,000,000. This system will improve meter reading accuracy and provide electronic accessibility to meters in residential customers' basements, thereby reducing the number of estimated bills.

On May 1, 1996, the Company agreed to three-year contracts with the bargaining-unit Missouri employees. Of the Company's employees represented by unions, 84% are employed by Missouri Gas
Energy.

The Company had standby letters of credit outstanding of $2,947,000 at both June 30, 1997 and 1996, which guarantee payment of various insurance premiums and state taxes.

The Company follows the provisions of an American Institute of Certified Public Accountants Statement of Position, Environmental
Remediation Liabilities, for recognition, measurement, display and disclosure of environmental remediation liabilities.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



             XV   Quarterly Operations (Unaudited)

 Year Ended                   Quarter Ended
-------------  -----------------------------------------
June 30, 1997  September 30 December 31 March 31 June 30  Total
-------------  ------------ ----------- -------- ------- --------

Total
 operating
 revenues(1).   $  80,830   $  231,462  $316,916 $87,823 $717,031
Operating
 margin(1)...      41,415       76,517   100,922  48,989  267,843
Net operating
 revenues(1).         439       25,565    37,000   8,466   71,470
Net earnings
 (loss)
 available
 for common
 stock.......      (5,405)       9,661    17,678  (2,902)  19,032
Earnings
 (loss) per
 common and
 common
 share equiv-
 alents(2)....        (.32)         .54      1.00    (.17)    1.07

 Year Ended                   Quarter Ended
-------------  -----------------------------------------
June 30, 1997  September 30 December 31 March 31 June 30  Total
-------------  ------------ ----------- -------- ------- --------

Total
 operating
 revenues(1).   $  70,228   $  180,939  $275,028 $94,196 $620,391
Operating
 margin(1)...      42,398       74,337    96,575  45,542  258,852
Net operating
 revenues(1).       1,581       24,262    43,130     831   69,804
Net earnings
 (loss)
 available
 for common
 stock.......      (5,598)       8,746    20,549  (2,858)  20,839
Earnings
 (loss) per
 common and
 common
 share equiv-
 alents(2)....        (.33)         .50      1.16    (.17)    1.19

----------------------

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

                REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and
Board of Directors of
Southern Union Company:


We have audited the accompanying consolidated balance sheets of Southern Union Company and Subsidiaries as of June 30, 1997 and 1996, and the related consolidated results of operations, cash flows and stockholders' equity for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Union Company and Subsidiaries as of June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.




                             COOPERS & LYBRAND L.L.P.

Austin, Texas
August 13, 1997