Form 10-K, Exhibit 13
period 1999-06-30
SOUTHERN UNION CO
filed 1999-09-10
CIK 203248

                         EXHIBIT 13

     PORTIONS OF COMPANY'S ANNUAL REPORT TO STOCKHOLDERS

PORTIONS OF COMPANY'S ANNUAL REPORT TO STOCKHOLDERS    Exhibit 13



Management's Discussion and Analysis of Results of Operations and
Financial Condition

Overview  Southern Union Company's core business is the distribution
--------
of natural gas as a public utility through three divisions:
Southern Union Gas, Missouri Gas Energy and Atlantic Utilities doing business as South Florida Natural Gas (SFNG). Southern Union Gas serves 513,000 customers in Texas (including the cities of Austin, Brownsville, El Paso, Galveston, Harlingen, McAllen and Port Arthur), Missouri Gas Energy serves 484,000 customers in central and western Missouri (including the cities of Kansas City, St. Joseph, Joplin and Monett) and SFNG, acquired as of December 31, 1997, serves 4,400 customers in portions of central Florida (including the cities of New Smyrna Beach, Edgewater and areas of Volusia County,
Florida).

The Company also operates natural gas pipeline systems, markets natural gas to end-users, distributes propane and holds invest-ments in real estate and other assets. To achieve profitability and continued growth, the Company continues to emphasize gas sales in nontraditional markets, operating efficiencies of existing systems, and expansion through selective acquisitions of new systems.

                     Results of Operations

Net Earnings  Southern Union Company's 1999 (fiscal year ended
------------
June 30) net earnings were $10,445,000 ($.32 per common share, diluted for outstanding options and warrants -- hereafter referred to as per share), compared with $12,229,000 ($.39 per share) in 1998. The decrease was primarily due to the extremely warm winter of 1998/1999, which was experienced in all of the Company's service territories. Weather in the Southern Union Gas service territories during 1999 was 25% warmer than 1998 while gas sales volumes in the corresponding period decreased 13%. Weather in the Missouri service territories during 1999 was 6% warmer than 1998 while gas sales volumes in the corresponding period decreased 10%. A $13,300,000 annual rate increase, to be earned volumetrically, was granted by the MPSC to Missouri Gas Energy effective as of September 2, 1998. As a result of the volumetric nature of revenues and unusually warm weather, net earnings were only marginally impacted by the rate increase. The decrease in net earnings for 1999 is also attributed to $3,839,000 of pre-tax costs associated with various acquisition efforts, impacting per share earnings by $.07. Average common and common share equivalents outstanding increased 3.2% in 1999 due to the issuance of 755,650 pre-split and pre-stock dividend shares of the Company's common stock on December 31, 1997 in connection with the acquisition of Atlantic Utilities Corporation and Subsidiaries (Atlantic). The Company earned 3.5% on average common equity in 1999.

The Company's 1998 net earnings were $12,229,000 ($.39 per share), compared with $19,032,000 ($.62 per share) in 1997. The decrease was primarily due to the pre-tax write-off of previously recorded regulatory assets as ordered by the Missouri Public Ser-vice Commission (MPSC). On August 18, 1998, the Missouri Court of Appeals denied the previously disclosed appeal by the Company of the MPSC's January 1997 rate order granted to Missouri Gas Energy. Because of this decision, the Company recorded a one-time non-cash write-off of $5,942,000 of deferred costs recorded since 1994. On August 21, 1998, the MPSC also granted Missouri Gas Energy a rate increase which, among other things, disallowed certain previously recorded deferred costs requiring an addi-tional pre-tax non-cash write-off of $2,221,000. Significantly warmer weather in the winter of 1997/1998, especially in Missouri, also contributed to the decrease in earnings, despite an $8,847,000 annual increase to Missouri Gas Energy revenues granted by the MPSC effective February 1, 1997. Weather in the Missouri service territories during 1998 was 14% warmer than 1997 while gas sales volumes in the corresponding period decreased 9%. Average common and common share equivalents outstanding increased 2.5% in 1998 due to the previously discussed issuance of the Com-pany's common stock on December 31, 1997 in connection with the acquisition of Atlantic. The Company earned 4.3% and 7.4% on average common equity in 1998 and 1997, respectively.

Operating Revenues  Operating revenues in 1999 decreased
------------------
$64,073,000, or 10%, to $605,231,000, while gas purchase costs decreased $63,279,000, or 16%, to $342,301,000.

Operating revenues and gas purchase costs in 1999 were affected by both a reduction in gas sales volumes and decreases in the cost of gas. Gas sales volumes decreased 9% in 1999 to 105,156 MMcf due to the significantly warmer winter weather in the Missouri and Texas service territories. Gas sales volumes were also impacted by a reduction in average usage per customer throughout the Company's service territories as a result of more energy efficient housing and appliances. The average cost of gas decreased $.26 to $3.23 per Mcf in 1999 due to decreases in aver-age spot market gas prices throughout the Company's distribution system as a result of seasonal impacts on demands for natural gas and the ensuing competitive pricing within the industry. The average spot market price of natural gas decreased 16% to $1.88 per million British thermal units (MMBtu) in 1999. Additionally impacting operating revenues in 1999 was a $2,852,000 decrease in gross receipt taxes due to the mild weather in 1999. Gross receipt taxes are levied on sales revenues billed to the custo-mers and remitted to the various taxing authorities. Operating revenues in 1999 compared with 1998 were also impacted by a $1,200,000 decrease in revenues under a gas supply incentive plan approved by the MPSC in July, 1996. Under the plan, Southern Union and its Missouri customers share in certain savings below benchmark levels of gas costs incurred as a result of the Com-pany's gas procurement activities. Operating revenues were favorably impacted by the $13,300,000 annual increase to revenues granted to Missouri Gas Energy, effective as of September 2, 1998. However, as previously stated, the impact from this rate increase was marginal as it is earned volumetrically.

Gas purchase costs generally do not directly affect earnings since these costs are generally passed on to customers pursuant to purchase gas adjustment (PGA) clauses. Accordingly, while changes in the cost of gas may cause the Company's operating revenues to fluctuate, net operating margin is generally not affected by increases or decreases in the cost of gas. Increases in gas purchase costs indirectly affect earnings as the custo-mer's bill increases, usually resulting in increased bad debt and collection costs being recorded by the Company.

Gas transportation volumes in 1999 decreased 3,461 MMcf to 55,692 MMcf at an average transportation rate per Mcf of $.36 compared with $.33 in 1998. Transportation volumes increased from 30,165 MMcf to 31,774 MMcf in 1999 for Missouri Gas Energy and decreased from 28,988 MMcf to 23,918 MMcf in 1999 for Southern Union Gas and the Company's pipeline subsidiaries. This decrease was mainly caused by a 45% decrease, or 5,190 MMcf, in the amount of volumes transported into Mexico by Norteno Pipeline Company (Norteno), a subsidiary of the Company.

Operating revenues in 1998 compared with 1997 decreased
$47,727,000, or 7%, to $669,304,000 while gas purchase costs decreased $43,608,000, or 10%, to $405,580,000.

Operating revenues and gas purchase costs in 1998 were affected by both a reduction in gas sales volumes and decreases in the cost of gas. Gas sales volumes decreased 6% in 1998 compared with 1997 to 115,261 MMcf due to the warmer winter weather in the Missouri service territories. Gas sales volumes were also impacted by a reduction in average usage per customer throughout the Company's service territories as a result of more energy efficient housing and appliances. The average cost of gas decreased $.18 to $3.49 per Mcf in 1998 due to decreases in average spot market gas prices throughout the Company's distribu-tion system as a result of seasonal impacts on demands for natural gas and the ensuing competitive pricing within the indus-try. The average spot market price of natural gas decreased 3% to $2.24 per MMBtu in 1998. Additionally impacting operating revenues in 1998 was a $4,616,000 decrease in gross receipt taxes, a $2,104,000 decrease in gas transportation revenues at Missouri Gas Energy, and decreased revenues of $500,000 under the previously discussed gas supply incentive plan. Operating reve-nues were favorably impacted by an $8,847,000 annual increase to revenues granted by the MPSC effective as of February 1, 1997.

Gas transportation volumes in 1998 decreased 3,380 MMcf to 59,153 MMcf at an average transportation rate per Mcf of $.33 compared with $.34 in 1997. Transportation volumes increased from 29,638 MMcf to 30,165 MMcf in 1998 for Missouri Gas Energy and decreased from 32,895 MMcf to 28,988 MMcf in 1998 for Southern Union Gas and the Company's pipeline subsidiaries. This decrease was mainly caused by a 32% decrease, or 5,531 MMcf, in the amount of volumes transported into Mexico by Norteno.

In 1999 and 1998, the gas distribution operations in Texas con-tributed 29% and 32%, respectively, of the Company's consolidated operating revenues. In 1999 and 1998, the gas distribution operations in Missouri contributed 61% and 59%, respectively, of the Company's consolidated operating revenues. Four suppliers provided 50% and 45% of gas purchases in 1999 and 1998, respectively.

Net Operating Margin  Net operating margin in 1999 (operating
--------------------
revenues less gas purchase costs and revenue-related taxes) increased by $2,058,000, compared with an increase of $497,000, in 1998. Operating margins and earnings are primarily dependent upon gas sales volumes, gas service rates and timing of acquisi-tions. The level of gas sales volumes is sensitive to the variability of the weather. If normal weather had been present throughout the Company's service territories in 1999 and 1998, net operating margin would have increased by approximately $20,334,000 and $8,443,000, respectively. Texas and Missouri accounted for 40% and 55%, respectively, of the Company's net operating margin in 1999 and 43% and 52%, respectively, in 1998.

Weather  Weather in the Missouri Gas Energy service territories
-------
in 1999 was 85% of a 30-year measure, 6% warmer than in 1998. Weather in the Southern Union Gas service territories in 1999 was 74% of a 30-year measure, 25% warmer than in 1998. Weather in Missouri in 1998 was 90% of a 30-year measure, 14% warmer than in 1997, while weather in Texas in 1998 was 99% of a 30-year measure, 8% colder than in 1997.

Customers  The average number of customers served in 1999, 1998
---------
and 1997 was 998,476, 979,186 and 955,838, respectively.  These customer totals exclude Southern Union's 43% equity ownership in a natural gas distribution company in Piedras Negras, Mexico which currently serves 19,500 customers. Southern Union Gas served 507,517 customers in Texas during 1999. Missouri Gas Energy served 475,826 customers in central and western Missouri during 1999. SFNG and Atlantic Gas Corporation, a propane sub-sidiary of the Company, served 4,160 and 953 customers, respectively, during 1999. SUPro Energy Company (SUPro), a subsidiary of the Company, served 9,785 propane customers during 1999.

Operating Expenses  Operating, maintenance and general expenses
------------------
in 1999 increased $2,166,000, or 2%, to $109,693,000.  The in-
crease is a result of increased expenses associated with various claims and litigation and increases in employee benefit costs.

Depreciation and amortization expense in 1999 increased $3,416,000 to $41,855,000 as a result of including certain costs into rate base that were previously deferred as provided in the Missouri Gas Energy revenue increase effective as of September 2, 1998 and normal growth in plant. Taxes other than on income and revenues, principally consisting of property, payroll and state franchise taxes increased $296,000 to $14,501,000 in 1999. The increase was primarily due to increases in property taxes resulting from the inclusion of certain plant assets pursuant to the Missouri Gas Energy Safety Program that were previously deferred prior to the September 2, 1998 revenue increase in Missouri.

Operating, maintenance and general expenses in 1998 decreased $2,361,000, or 2%, to $107,527,000. Included in this decrease was $5,837,000 in reduced bad debt expense due to a reduction in delinquent customer accounts in 1998 compared with 1997. The significant increase in natural gas prices during 1997 caused many customers to receive considerably higher heating bills. Partially offsetting this factor was an increase in reserves for litigation claims and settlements in 1998 compared with 1997.

Depreciation and amortization expense in 1998 increased $3,610,000 to $38,439,000 as a result of including certain costs into rate base that were previously deferred as provided in the Missouri Gas Energy revenue increase effective as of February 1, 1997 and normal growth in plant. Taxes other than on income and revenues increased $2,051,000 to $14,205,000 in 1998. The increase was primarily due to increases in property taxes resulting from the inclusion of certain plant assets pursuant to the Missouri Gas Energy Safety Program that were deferred prior to the February 1, 1997 revenue increase in Missouri.

Employees  The Company employed 1,554, 1,594 and 1,595 indi-
---------
viduals as of June 30, 1999, 1998, and 1997, respectively. After gas purchases and taxes, employee costs and related benefits are the Company's most significant expense. Such expense includes salaries, payroll and related taxes and employee benefits such as health, savings, retirement and educational assistance. In December 1998, the Company agreed to new five-year contracts with each bargaining-unit representing Missouri employees, which were effective in May 1999.

Interest Expense and Dividends on Preferred Securities  Total
------------------------------------------------------
interest expense in 1999 increased by $1,115,000, or 3%, to $35,999,000. Interest expense on long-term debt and capital leases increased by $752,000 in 1999 primarily due to an increase of $14,984,000 in the average capital lease obligation out-standing associated with the installation of an Automated Meter Reading (AMR) system at Missouri Gas Energy. The installation of the AMR system was completed during the first quarter of fiscal year 1999.

Interest expense on short-term debt in 1999 decreased $849,000 to $1,550,000 due to the average short-term debt outstanding during 1999 decreasing $11,631,000 to $27,474,000. The average rate of interest on short-term debt also decreased from 6.1% in 1998 to 5.6% in 1999. Interest expense incurred on PGA liabilities increased $850,000 during 1999 due to lower than anticipated gas supply costs.

Total interest expense in 1998 increased by $1,419,000, or 4%, to $34,884,000. Interest expense on long-term debt and capital leases increased by $577,000 in 1998 primarily due to Missouri Gas Energy's capital lease obligation of $22,151,000 incurred in 1998 for the installation of the AMR system.

Interest expense on short-term debt in 1998 increased $566,000 to $2,399,000, due to the average short-term debt outstanding during 1998 increasing $9,333,000 to $39,105,000. The average rate of interest on short-term debt was 6.1% in both 1998 and 1997.

Write-Off of Regulatory Assets  During 1998, the Company was
------------------------------
impacted by pre-tax non-cash write-offs totaling $8,163,000 of previously recorded regulatory assets. Pursuant to a 1989 MPSC order, Missouri Gas Energy is engaged in a major gas safety pro-gram. In connection with this program, the MPSC issued an accounting authority order in 1994 which authorized Missouri Gas Energy to defer carrying costs at a rate of 10.54%. The MPSC rate order of January 22, 1997, however, retroactively reduced the 10.54% carrying cost rate used since early 1994 to an Allowance for Funds Used During Construction (AFUDC) rate of approximately 6%. The Company filed an appeal of this portion of the rate order in the Missouri State Court of Appeals, Western District, and on August 18, 1998 was notified that the appeal was denied. This resulted in a one-time non-cash write-off of $5,942,000 by the Company of previously deferred costs in its fiscal year ended June 30, 1998. See Commitments and Contin-gencies in the Notes to Consolidated Financial Statements.

On August 21, 1998, Missouri Gas Energy was notified by the MPSC of its decision to grant a $13,300,000 annual increase to revenue effective on September 2, 1998, which is primarily earned volu-metrically. The MPSC rate order reflected a 10.93% return on common equity. The rate order, however, disallowed certain previously recorded deferred costs associated with the rate filing, requiring a non-cash write-off of $2,221,000. Though the Company has requested a rehearing on significant portions of these disallowances, the Company recorded this charge to earnings in its fiscal year ended June 30, 1998.

Other Income (Expense), Net  Other expense, net, in 1999 was
---------------------------
$1,814,000, compared to other income, net, of $4,073,000 in 1998. Other expense in 1999 included $3,839,000 of costs associated with various acquisition efforts and a net expense of $619,000 related to the amortization and current deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program. This was partially offset by net rental income of Lavaca Realty Company (Lavaca Realty), the Company's real estate subsidiary, of $1,448,000 and equity earnings of $609,000 from Southern Union's 43% equity ownership of a natural gas distribu-tion company in Piedras Negras, Mexico.

Other income in 1998 included $1,671,000 in deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program; realized gains on the sale of investment securities of $1,088,000; and net rental income of Lavaca Realty of $1,119,000. This was partially offset by $885,000 of costs associated with various acquisition efforts.

Other income in 1997 included $3,729,000 in deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program; realized gains on the sale of investment securities of $2,545,000; and net rental income of Lavaca Realty of $1,329,000. This was partially offset by the payment of $2,125,000 for the settlement with the Missouri Office of Public Counsel (OPC) and the MPSC for certain billing errors primarily from the 1996/1997 winter heating season; costs of $1,750,000 associated with various acquisition efforts; and a $257,000 donation of emissions analysis equipment and software to a Texas university.

Federal and State Income Taxes  Federal and state income tax
------------------------------
expense in 1999, 1998, and 1997 was $7,109,000, $7,984,000 and
$12,373,000, respectively. The decrease in income taxes during 1999 and 1998 was due to the decrease in pre-tax income, previously discussed.

                Liquidity and Capital Resources

Operating Activities  The seasonal nature of Southern Union's
--------------------
business results in a high level of cash flow needs to finance gas purchases, outstanding customer accounts receivable and certain tax payments. To provide these funds, as well as funds for its continuing construction and maintenance programs, the Company has historically used its credit facilities along with internally-generated funds. Because of available short-term credit and the ability to obtain various market financing, management believes it has adequate financial flexibility to meet its cash needs.

The Company's strategic plan is to increase the scale of its operations and the size of its customer base by pursuing and con-summating future business combination transactions. The Company has entered into a merger agreement with Pennsylvania Enterprises, Inc. (PEI). See "Other Matters -- Merger Agreement with Pennsylvania Enterprises, Inc." Acquisitions may require sub-stantial financial expenditures that will need to be financed through cash flow from operations or future debt and equity offerings. The availability and terms of any such financing sources will depend upon various factors and conditions such as the Company's combined cash flow and earnings, the Company's resulting capital structure, and conditions in financial markets at the time of such offerings. Acquisitions and financings will also affect the Company's combined results due to factors such as the Company's ability to realize any anticipated benefits from the PEI merger and any other acquisitions, successful integration of new and different operations and businesses, and effects of different regional economic and weather conditions. Future acquisitions may involve the issuance of shares of the Company's common stock, which could have a dilutive effect on the then-current stockholders of the Company. See "Other Matters -- Cautionary Statement Regarding Forward-Looking Information."

Despite the abnormally warm weather, cash flow from operating activities in 1999 increased by $8,596,000 to $76,853,000, and increased by $20,263,000 to $68,257,000 in 1998. Operating ac-
tivities were impacted by a reduction in net earnings in 1999 and 1998, the non-cash write-off of previously recorded regulatory assets in 1998 discussed above, increased accounts receivable balances in 1997 due to increases in delinquent customer accounts discussed above, the timing of natural gas stored in inventory at Missouri Gas Energy and general changes in other operating accounts.

At June 30, 1999, 1998 and 1997, the Company's primary source of liquidity included borrowings available under the Company's credit facilities. A balance of $21,000,000 and $1,600,000 was outstanding under the credit facilities at June 30, 1999 and 1998, respectively. A balance of $17,900,000 was outstanding under the facilities at July 31, 1999.

Investing Activities  Cash flow used in investing activities in
--------------------
in 1999 increased by $15,575,000 to $81,209,000, and increased by $11,619,000 to $65,634,000 in 1998. Investing activity cash flow was primarily affected by additions to property, plant and equip-ment, acquisition of operations and sales and purchases of in-vestment securities.

During 1999, 1998 and 1997, the Company expended $73,147,000, $77,018,000 and $64,463,000, respectively, for capital expendi-tures excluding acquisitions. These expenditures primarily related to distribution system replacement and expansion. Included in these capital expenditures were $17,951,000, $21,125,000 and $20,972,000 for the Missouri Gas Energy Safety Program in 1999, 1998 and 1997, respectively. Cash flow from operations has historically been utilized to finance capital expenditures and is expected to be the primary source for future capital expenditures.

On December 31, 1997, Southern Union acquired Atlantic for
755,650 pre-split and pre-stock dividend shares of common stock and $4,436,000 of cash. On the date of acquisition, Atlantic had $11,683,000 of cash and cash equivalents.

During 1999, the Company purchased investment securities of $7,000,000. During 1998, the Company purchased investment securities of $5,000,000 and had proceeds from the sale of investment securities of $6,531,000. During 1997, the Company purchased $5,363,000 in investment securities and had proceeds from the sale of investment securities of $13,327,000. As of June 30, 1999, the investment securities are accounted for under the cost method.

The Company completed the installation of an AMR system at Missouri Gas Energy during the first quarter of fiscal year 1999.
The installation of the AMR system involved an investment of approximately $30,000,000 which is accounted for as a capital lease obligation. As of June 30, 1999, the capital lease obligation outstanding was $26,894,000.

Financing Activities  Cash flow from financing activities was
--------------------
$4,356,000 in 1999. Cash flow used in financing activities was $2,623,000 in 1998, while cash flow from financing activities was $3,134,000 in 1997. Financing activity cash flow changes were primarily due to repayment of debt, net borrowings under the revolving credit facilities and changes in cash overdrafts. As a result of these financing transactions, the Company's total debt to total capital ratio at June 30, 1999 was 49.0%, compared with 50.6% and 51.2% at June 30, 1998 and 1997, respectively. The Company's effective debt cost rate under the current debt struc-ture is 7.7% (which includes interest and the amortization of debt issuance costs and redemption premiums on refinanced debt).

Southern Union Financing I, a consolidated wholly-owned sub-sidiary of Southern Union, issued $100,000,000 of Preferred Securities in May 1995. The issuance of the Preferred Securities was part of a $300,000,000 shelf registration filed with the Securities and Exchange Commission on March 29, 1995. Southern Union may sell a combination of preferred securities of financing trusts and senior and subordinated debt securities of Southern Union of up to $196,907,200 (the remaining shelf) from time to time, at prices determined at the time of any offering.

In June 1999, the Company repurchased $20,000,000 of Senior Notes. Depending upon market conditions and available cash balances, the Company may repurchase additional Senior Notes in the future. See Preferred Securities of Subsidiary Trust and Debt and Capital Lease in the Notes to the Consolidated Financial Statements.

The Company has availability under two revolving credit facili-ties (Revolving Credit Facilities) underwritten by a syndicate of banks. Of the Revolving Credit Facilities, $40,000,000 is avail-able under a short-term facility which expires June 29, 2000, while $60,000,000 is available under a long-term facility which expires June 30, 2002. The Company has additional availability under uncommitted line of credit facilities (Uncommitted Facili-ties) with various banks. Covenants under the Revolving Credit Facilities allow for up to $35,000,000 of borrowings under Uncom-mitted Facilities at any one time. Borrowings under the facili-ties are available for Southern Union's working capital, letter of credit requirements and other general corporate purposes. The Revolving Credit Facility is subject to a commitment fee based on the rating of the Senior Notes. As of June 30, 1999, the commit-ment fee was an annualized .15% on the unused balance. The in-terest rate on borrowings on the Revolving Credit Facility is calculated based on a formula using the LIBOR or prime interest rates.

The Company had standby letters of credit outstanding of $1,622,000 at June 30, 1999 and $2,947,000 at June 30, 1998,
which guarantee payment of various insurance premiums and state taxes.

    Quantitative and Qualitative Disclosures About Market Risk

The Company has long-term debt, Preferred Securities and Revolving Credit Facilities, which subject the Company to the risk of loss associated with movements in market interest rates.

At June 30, 1999, the Company had issued fixed-rate long-term debt and Preferred Securities aggregating $466,103,000 in princi-pal amount and having a fair value of $442,865,000. These in-struments are fixed-rate and, therefore, do not expose the Company to the risk of earnings loss due to changes in market interest rates. However, the fair value of these instruments would increase by approximately $22,832,000 if interest and dividend rates were to decline by 10% from their levels at June 30, 1999. In general, such an increase in fair value would impact earnings and cash flows only if the Company were to reacquire all or a portion of these instruments in the open market prior to their maturity.

The Company's floating-rate obligations aggregated $21,003,000 at June 30, 1999 and primarily consisted of amounts borrowed under Revolving Credit Facilities of the Company. These floating-rate obligations expose the Company to the risk of increased interest expense in the event of increases in short-term interest rates. If the floating rates were to increase by 10% from June 30, 1999 levels, the Company's consolidated interest expense would increase by a total of approximately $14,000 each month in which such increase continued.

The risk of an economic loss is mitigated at this time as a result of the Company's regulated status. Any unrealized gains or losses are accounted for in accordance with the Financial Accounting Standards Board Accounting for the Effects of Certain Types of Regulation as a regulatory asset/liability because the Company believes that its future contributions which are cur-rently recovered through the rate-making process will be adjusted for these gains and losses.

The change in exposure to loss in earnings and cash flow related to interest rate risk from June 30, 1998 to June 30, 1999 is not material to the Company.

See Preferred Securities of Subsidiary Trust and Debt and Capital
Lease in the Notes to the Consolidated Financial Statements.

                        Other Matters

Merger Agreement with Pennsylvania Enterprises, Inc.  On June 7,
----------------------------------------------------
1999, Southern Union and Pennsylvania Enterprises, Inc. announced a definitive merger agreement. The agreement calls for PEI to merge into Southern Union in a transaction valued at approximately $500 million, including assumption of debt. If approved, each PEI shareholder will receive Southern Union common stock having a value of $32.00, plus $3.00 in cash, subject to adjustment. PEI is a multifaceted energy company headquartered in Wilkes-Barre, Pennsylvania with natural gas distribution being its primary business. PEI's principal subsidiary, PG Energy, together with Honesdale Gas Company serve more than 152,000 gas customers in northeastern and central Pennsylvania. In addition, PEI markets electricity to more than 20,000 customers through PG Energy Power Plus. Southern Union anticipates having shareholder and all regulatory approvals for this merger in the second quarter of the Company's fiscal year 2000.

The amount of Southern Union common stock to be issued in connec-tion with the PEI merger and cash to be paid to PEI's stockholders may vary as a result of fluctuations in the price of the Company's common stock. Management anticipates that substantially all of the cash portion of the merger consideration to be paid to PEI's stockholders under the merger agreement and other merger-related costs (approximately $35 to $55 million) will be financed through external sources. In addition, the Company anticipates refinancing substantially all of the current portion of outstanding long-term debt of PEI and its subsidiaries, and the preferred stock of a PEI subsidiary in connection with or soon after completion of the PEI merger. Sources of financing may include commercial and investment banks, institutional lenders and investors, and the public securities markets. Management believes that the Company will have access to many sources and types of short-term and long-term capital financing; however, the terms of such financing or refinancing arrangements may contain covenants that could adversely affect the financial condition and flexibility of the Company.

Propane Operations  SUPro and Atlantic Gas Corporation currently
------------------
serve 11,000 and 1,100 customers, respectively. These propane operations sold 7,293,000 and 5,758,000 gallons of propane during 1999 and 1998, respectively.

Foreign Operations  On July 23, 1997, Energia Estrella del Sur,
------------------
S. A. de C. V., a wholly-owned subsidiary of Southern Union Energy International, Inc. and Southern Union International Investments, Inc., both subsidiaries of the Company, acquired an equity ownership in a natural gas distribution company and other operations which currently serves 19,500 customers in Piedras Negras, Mexico, which is across the border from the Company's Eagle Pass, Texas service area. Southern Union currently has a 43% equity ownership in this company. On September 8, 1997, Southern Transmission Company, another subsidiary of the Company, purchased a 45-mile intrastate pipeline for $305,000 which augments the Company's gas supply to the city of Eagle Pass and, subject to necessary regulatory approvals, ultimately Piedras Negras. Financial results of these foreign operations did not have a significant impact on the Company's financial results during 1999 and 1998.

Stock Splits and Dividends  On August 6, 1999 and December 9,
--------------------------
1998, Southern Union distributed its annual 5% common stock divi-dend to stockholders of record on July 23, 1999 and November 23, 1998. A portion of each of these 5% stock dividends was charac-terized as a distribution of capital due to the level of the Com-pany's retained earnings available for distribution as of the declaration date. Additionally, Southern Union distributed an annual 5% common stock dividend on December 10, 1997. On
July 13, 1998, a three-for-two stock split was distributed in the form of a 50% stock dividend. Unless otherwise stated, all per share data included herein and in the accompanying Consolidated Financial Statements and Notes thereto have been restated to give effect to the stock split and stock dividends.

Contingencies  The Company assumed responsibility for certain
-------------
environmental matters in connection with the acquisition of Missouri Gas Energy. Additionally, the Company is investigating the possibility that the Company or predecessor companies may have been associated with Manufactured Gas Plant sites in other of its former service territories, principally in Arizona and New Mexico, and present service territories in Texas.

On February 1, 1999, Southern Union submitted a proposal to the Board of Directors of Southwest Gas Corporation (Southwest) to acquire all of Southwest's outstanding common stock for $32.00 per share. Southwest then had a pending merger agreement with ONEOK, Inc. (ONEOK) at $28.50 per share. On February 22, 1999, Southern Union and Southwest both publicly announced Southern Union's proposal, after the Southwest Board of Directors deter-mined that Southern Union's proposal was a Superior Proposal (as defined in the Southwest merger agreement with ONEOK). At that time Southern Union entered into a Confidentiality and Standstill Agreement with Southwest at Southwest's insistence. On April 25, 1999, Southwest's Board of Directors rejected Southern Union's $32.00 per share offer and accepted an amended offer of $30.00 per share from ONEOK. On April 27, 1999, Southern Union increased its offer to $33.50 per share and agreed to pay interest which, together with dividends, would provide Southwest shareholders with a 6% annual rate of return on its $33.50 offer, commencing February 15, 2000, until closing. According to public statements by Southwest, Southern Union's revised proposal has also been rejected by Southwest's Board of Directors.

There are four lawsuits pending that relate to activities sur-rounding Southern Union's efforts to acquire Southwest. In addition, there is before the U. S. Court of Appeals for the Tenth Circuit, an appeal by Southern Union of a preliminary injunction entered by the U.S. District Court for the Northern District of Oklahoma. Southern Union intends to vigorously pur-sue its claims against Southwest, ONEOK, and certain individual defendants, and vigorously defend itself against the claims by Southwest and ONEOK. See Commitments and Contingencies in the Notes to Consolidated Financial Statements for a discussion of these lawsuits.

In August 1998, a jury in Edinburg, Texas concluded deliberations on the City of Edinburg's franchise fee lawsuit against PG&E Gas Transmission, Texas Corporation (formerly Valero Energy Corpora-tion (Valero)) and a number of its subsidiaries, as well as former Valero subsidiary Rio Grande Valley Gas Company (RGV) and RGV's successor company, Southern Union Company. The case, based upon events that occurred between 1985-1987, centers on specific contractual language in the 1985 franchise agreement between RGV and the City of Edinburg. Southern Union purchased RGV from Valero in October 1993. The jury awarded the plaintiff damages, against all defendants under several largely overlapping but mutually exclusive claims, totaling approximately $13,000,000. The trial judge subsequently reduced the award to approximately $700,000 against Southern Union and $7,800,000 against Valero and Southern Union together. The Company is pursuing reversal on appeal. The Company believes it will ultimately prevail, and that the outcome of this matter will not have a material adverse impact on the Company's results of operations, financial position or cash flows. Furthermore, the Company has not determined what impact, if any, this jury decision may have on other city fran-chises in Texas.

On August 18, 1998, the Missouri State Court of Appeals, Western District, denied the Company's appeal of the February 1, 1997 rate order which retroactively reduced the carrying cost rate applied by the Company on expenditures incurred on the Missouri Gas Energy Safety Program. The Company believes that the incon-sistent treatment by the MPSC in subsequently changing to the Allowance for Funds Used During Construction rate of approxi-mately 6% from the previously ordered rate of 10.54% constitutes retroactive ratemaking. Unfortunately, the decision by the Missouri State Court of Appeals failed to address certain specific language within a 1994 MPSC accounting authority order that the Company believed prevented the MPSC from retroactively changing the carrying cost rate. Southern Union sought a trans-fer of the case to the Missouri Supreme Court which was denied on November 24, 1998.

Southern Union and its subsidiaries are parties to other legal proceedings that management considers to be normal actions to which an enterprise of its size and nature might be subject, and not to be material to the Company's overall business or financial condition, results of operations or cash flows.

See Commitments and Contingencies in the Notes to Consolidated
Financial Statements.

Inflation  The Company believes that inflation has caused and
---------
will continue to cause increases in certain operating expenses and has required and will continue to require assets to be replaced at higher costs. The Company continually reviews the adequacy of its gas service rates in relation to the increasing cost of providing service and the inherent regulatory lag in adjusting those rates.

Regulatory  The majority of the Company's business activities are
----------
subject to various regulatory authorities. The Company's finan-cial condition and results of operations have been and will con-tinue to be dependent upon the receipt of adequate and timely adjustments in rates. Gas service rates, which consist of a monthly fixed charge and a gas usage charge, are established by regulatory authorities and are intended to permit utilities the opportunity to recover operating, administrative and financing costs and to have the opportunity to earn a reasonable return on equity. The monthly fixed charge provides a base revenue stream while the usage charge increases the Company's revenues and earnings in colder weather when natural gas usage increases.

On September 18, 1997, the MPSC approved a global settlement among the Company, the OPC and MPSC to resolve complaints brought by the OPC and the MPSC staff regarding billing errors during the 1995/1996 and 1996/1997 winter heating seasons. The settlement called for credits to gas bills by Missouri Gas Energy totaling $1,575,000 to those customers overbilled and a $550,000 contribu-tion by Missouri Gas Energy to a social service organization for the express purpose of assisting needy Missouri Gas Energy custo-mers in paying their gas bills. These balances were recorded as of June 30, 1997.

In August 1997, the MPSC issued an order authorizing Missouri Gas Energy to begin making semi-annual PGAs in November and April, instead of more frequent adjustments as previously made. Addi-tionally, the order authorized Missouri Gas Energy to establish an Experimental Price Stabilization Fund for purposes of pro-curing natural gas financial instruments to hedge a minimal por-tion of its gas purchase costs for the winter heating season.
The cost of purchasing these financial instruments and any gains derived from such activities are passed on to the Missouri custo-mers through the PGA. Accordingly, there is no earnings impact as a result of the use of these financial instruments. These procedures help stabilize the monthly heating bills for Missouri customers. The Company believes it bears minimal risk under the authorized transactions.

The MPSC approved a three-year, experimental gas supply incentive plan for Missouri Gas Energy effective July 1, 1996. Under the plan, the Company and Missouri Gas Energy's customers share in certain savings below benchmark levels of gas costs achieved as a result of the Company's gas procurement activities. Likewise, if natural gas is acquired above benchmark levels, both the Company and customers share in such costs. For the years ended June 30, 1999, 1998 and 1997, the incentive plan achieved a reduction of overall gas costs of $6,900,000, $9,200,000 and $10,200,000, respectively, resulting in savings to Missouri customers of $4,000,000, $5,100,000 and $5,600,000, respectively. The Company recorded revenues of $2,900,000, $4,100,000 and $4,600,000 in
1999, 1998 and 1997, respectively under this plan. Missouri Gas Energy is currently working with the MPSC to develop an alternate plan due to the July 1, 1999 expiration of the experimental gas supply incentive plan, however, there can be no assurance that this or any similar plan will be approved by the MPSC for Missouri Gas Energy.

On April 13, 1998, Southern Union Gas filed a $2,228,000 request for a rate increase from the city of El Paso, a request the city subsequently denied. On April 21, 1998, the city council of El Paso voted to reduce the Company's rates by $1,570,000 annually and to order a one-time cost of gas refund of $475,000. On
May 21, 1998, Southern Union Gas filed with the Railroad Commis-sion of Texas (RRC) an appeal of the city of El Paso's actions to reduce the Company's rates and require a one-time cost of gas refund. On December 21, 1998, the RRC issued its order imple-menting an $884,000 one-time cost of gas refund and a $99,000 base rate reduction. The cost of gas refund was completed in February 1999.

On August 21, 1998, Missouri Gas Energy was notified by the MPSC of its decision to grant a $13,300,000 rate increase which also disallowed certain previously recorded deferred costs, in which Missouri Gas Energy requested a rehearing on significant portions of these disallowances. On December 8, 1998, the MPSC denied rehearing requests made by all parties other than Missouri Gas Energy and granted a portion of Missouri Gas Energy's rehearing request. The MPSC will conduct further proceedings to take addi-tional evidence on those matters for which it granted Missouri
Gas Energy a rehearing. If the MPSC adopts Missouri Gas Energy's positions on rehearing, then Missouri Gas Energy would be autho-rized an additional $2,200,000 of base revenues increasing the $13,300,000 initially authorized in its August 21, 1998 order to $15,500,000. The MPSC's orders may be subject to judicial review and although certain parties may argue for a reduction in Missouri Gas Energy's authorized base revenue increase on judicial review, Missouri Gas Energy expects such arguments to be unsuccessful.

On January 22, 1997, Missouri Gas Energy was notified by the MPSC of its decision to grant an $8,847,000 annual increase to revenue effective as of February 1, 1997. Southern Union Gas also received several annual cost of service adjustments in 1999, 1998 and 1997. See Utility Regulation and Rates and Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Pursuant to a 1989 MPSC order, Missouri Gas Energy is engaged in a major gas safety program in its service territories. This program includes replacement of company- and customer-owned gas service and yard lines, the movement and resetting of meters, the replacement of cast iron mains and the replacement and cathodic protection of bare steel mains. In recognition of the signifi-cant capital expenditures associated with this safety program, the MPSC permits the deferral, and subsequent recovery through rates, of depreciation expense, property taxes and associated carrying costs. The continuation of the Missouri Gas Energy Safety Program will result in significant levels of future capi-tal expenditures. The Company estimates incurring capital expen-ditures of $14,372,000 in fiscal 2000 related to this program which are expected to be financed through cash flow from opera-tions. See Utility Regulation and Rates and Commitments and Contingencies in the Notes to Consolidated Financial Statements.

The Company is continuing to pursue certain changes to rates and rate structures that are intended to reduce the sensitivity of earnings to weather including weather normalization clauses and higher monthly fixed service charges. Southern Union Gas has weather normalization clauses in the City of Austin, El Paso environs, Port Arthur, Galveston and in two other service areas in Texas. These clauses allow for the adjustments that help stabilize customers' monthly bills and the Company's earnings from the varying effects of weather.

Year 2000  Similar to all business entities, the Company will be
---------
impacted by the inability of computer application software pro-grams to distinguish between the year 1900 and 2000 due to a commonly-used programming convention. Unless such programs are modified or replaced prior to 2000, calculations and interpreta-tions based on date-based arithmetic or logical operations per-formed by such programs may be incorrect.

Management's plan addressing the impact of the Year 2000 issue on the Company focuses on the following areas: application systems, process control systems (embedded chips), technology infrastruc-ture, physical infrastructure, and third party business partners and suppliers with which the Company has significant relation-ships. Management's analysis and review of these areas is com-prised primarily of five phases: developing an inventory of hardware, software and embedded chips; assessing the degree to which each area is currently Year 2000 ready; performing renova-tions and repairs as needed to attain Year 2000 readiness; testing to ensure Year 2000 readiness; and developing a contin-gency plan if repair and renovation efforts are either unsuccess-ful or untimely.

Management has completed the inventory, assessment and testing phases regarding application systems, process control systems and technology infrastructure, and is performing renovations and repairs in each of these categories. The Company's renovation and repair efforts are substantially complete. Validation and confirmation testing of affected areas will continue through calendar year 1999. The review of critical business partners, gas transporters and suppliers is in the assessment stage and the Company will continue to confirm the readiness of these third parties through calendar year 1999. Costs incurred to date have primarily consisted of labor from the redeployment of existing information technology, legal and operational resources. The Company has incurred costs to date on this project of approxi-mately $2,000,000. The Company expects to spend approximately $6,500,000 for these Year 2000 readiness efforts. Included in this estimate are equipment leasing expenses of approximately $1,500,000 that will be incurred over the life of the equipment. Also included in this estimate are costs associated with contin-gency planning, software licensing and consulting expenses that will be incurred prior to the end of 1999. To the extent that such costs are incurred in Year 2000 readiness efforts, the Com-pany will attempt recovery for such costs through regulatory relief.

During the past several years the Company has replaced most of its financial and operating software programs and Year 2000 testing has established that these programs are now Year 2000 ready. These new programs have significantly reduced the costs the Company expects to incur to become Year 2000 ready. Addi-tionally, the Company has developed a contingency plan in the event that supplier or internal operational failures do occur and that plan is being implemented throughout the Company. The costs associated with this effort are being evaluated and cannot yet be determined. Although the Company does not presently anticipate a material business interruption as a result of the Year 2000, the worst case scenario if all of the Company's Year 2000 efforts failed, including the failure of third party providers to deliver services, could result in daily lost revenues of approximately $3,200,000. This estimate is based on historical revenues recognized in the months of January, February and March.

Accounting Pronouncements  In June 1998, the Financial Accounting
-------------------------
Standards Board issued Accounting for Derivative Instruments and Hedging Activities, as amended, is required to be adopted by the Company on July 1, 2000. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabili-ties, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of this statement will have on the earnings and financial position of the Company.

See the Notes to Consolidated Financial Statements for other accounting pronouncements followed by the Company.

Cautionary Statement Regarding Forward-Looking Information  This
----------------------------------------------------------
Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report on Form 10-K contain forward-looking statements that are based on current expectations, estimates and projections about the indus-try in which the Company operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "esti-mates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are outside the Company's control. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking state-ments. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new infor-mation, future events or otherwise. Readers are cautioned not to put undue reliance on such forward-looking statements. Stock-holders may review the Company's reports filed in the future with the Securities and Exchange Commission for more current descrip-tions of developments that could cause actual results to differ materially from such forward-looking statements.

Factors that could cause or contribute to actual results dif-fering materially from such forward-looking statements include the following: cost of gas; gas sales volumes; weather condi-tions in the Company's service territories; the achievement of operating efficiencies and the purchases and implementation of new technologies for attaining such efficiencies; impact of rela-tions with labor unions of bargaining-unit employees; the receipt of timely and adequate rate relief; the outcome of pending and future litigation; governmental regulations and proceedings affecting or involving the Company; the impact of any Year 2000 disruption; and the nature and impact of any extraordinary trans-actions such as any acquisition or divestiture of a business unit or any assets. These are representative of the factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions, and general economic conditions, including interest rate fluctuations, federal, state and local laws and regulations affecting the retail gas industry or the energy industry generally, and other factors.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF OPERATIONS



                                     Year Ended June 30,
                            ------------------------------------
                               1999         1998         1997
                            ----------   ----------   ----------
                            (thousands of dollars, except shares
                                   and per share amounts)

Operating revenues........  $  605,231   $  669,304   $  717,031
Gas purchase costs........     342,301      405,580      449,188
                            ----------   ----------   ----------
  Operating margin........     262,930      263,724      267,843
Revenue related taxes.....     (32,034)     (34,886)     (39,502)
                            ----------   ----------   ----------
  Net operating margin....     230,896      228,838      228,341

Operating expenses:
  Operating, maintenance
    and general...........     109,693      107,527      109,888
  Depreciation and
    amortization..........      41,855       38,439       34,829
  Taxes, other than on
    income and revenues...      14,501       14,205       12,154
                            ----------   ----------   ----------
Total operating expenses..     166,049      160,171      156,871
                            ----------   ----------   ----------
Net operating revenues....      64,847       68,667       71,470
                            ----------   ----------   ----------

Other income (expenses):
  Interest................     (35,999)     (34,884)     (33,465)
  Dividends on preferred
    securities of sub-
    sidiary trust.........      (9,480)      (9,480)      (9,480)
  Write-off of regulatory
    assets................        --         (8,163)        --
  Other, net..............      (1,814)       4,073        2,880
                            ----------   ----------   ----------
    Total other expenses,
      net.................     (47,293)     (48,454)     (40,065)
                            ----------   ----------   ----------

Earnings before income
  taxes...................      17,554       20,213       31,405

Federal and state income
  taxes...................       7,109        7,984       12,373
                            ----------   ----------   ----------

Net earnings available
  for common stock........  $   10,445   $   12,229   $   19,032
                            ==========   ==========   ==========

Net earnings per share:
  Basic...................  $      .34   $      .40   $      .64
                            ==========   ==========   ==========
  Diluted.................  $      .32   $      .39   $      .62
                            ==========   ==========   ==========

Weighted average shares
  outstanding:
    Basic.................  30,894,613   30,406,832   29,641,523
                            ==========   ==========   ==========
    Diluted...............  32,589,610   31,591,811   30,812,248
                            ==========   ==========   ==========



                       See accompanying notes.

              SOUTHERN UNION COMPANY AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEET



                              ASSETS


                                                 June 30,
                                         -----------------------
                                            1999         1998
                                         ----------   ----------
                                         (thousands of dollars)

Property, plant and equipment:
  Plant in service..................     $1,106,905   $1,057,675
  Construction work in progress.....         13,271        7,783
                                         ----------   ----------
                                          1,120,176    1,065,458
  Less accumulated depreciation and
    amortization....................       (376,212)    (355,430)
                                         ----------   ----------
                                            743,964      710,028
  Additional purchase cost assigned
    to utility plant, net of
    accumulated amortization of
    $31,115,000 and $27,030,000,
    respectively....................        134,296      138,381
                                         ----------   ----------

    Net property, plant and equip-
      ment..........................        878,260      848,409


Current assets:
  Accounts receivable, billed and
    unbilled, net...................         50,693       53,760
  Inventories, principally at
    average cost....................         29,373       26,160
  Prepayments and other.............          4,692        4,747
                                         ----------   ----------

      Total current assets..........         84,758       84,667

Deferred charges....................         96,635       94,550

Investment securities...............         12,000        5,000

Real estate.........................          9,420        9,741

Other...............................          6,275        5,397



                                         ----------   ----------

  Total assets......................     $1,087,348   $1,047,764
                                         ==========   ==========


                      See accompanying notes.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
              CONSOLIDATED BALANCE SHEET (Continued)



               STOCKHOLDERS' EQUITY AND LIABILITIES



                                                 June 30,
                                         -----------------------
                                            1999         1998
                                         ----------   ----------
                                         (thousands of dollars)

Common stockholders' equity:
  Common stock, $1 par value; autho-
    rized 50,000,000 shares; issued
    31,239,662 (including 1,484,988
    shares issued on August 6, 1999
    as a stock dividend) shares at
    June 30, 1999....................    $   31,240   $   28,252
  Premium on capital stock...........       276,610      252,638
  Less treasury stock:  51,625
    shares at cost...................          (794)        (794)
  Less common stock held in Trust:
    268,513 shares...................        (5,562)        --
  Accumulated other comprehensive
    income...........................          (436)        --
  Retained earnings..................          --         16,738
                                         ----------   ----------

                                            301,058      296,834

Company-obligated mandatorily
  redeemable preferred securities
  of subsidiary trust holding
  solely subordinated notes of
  Southern Union.....................       100,000      100,000

Long-term debt and capital lease
  obligation.........................       390,931      406,407
                                         ----------   ----------

    Total capitalization.............       791,989      803,241

Current liabilities:
  Long-term debt and capital lease
    obligation due within one year...         2,066        1,777
  Notes payable......................        21,003        1,600
  Accounts payable...................        37,834       26,570
  Federal, state and local taxes.....        13,300       14,017
  Accrued interest...................        12,176       12,699
  Customer deposits..................        17,682       17,686
  Deferred gas purchases.............        22,955       12,257
  Other..............................        16,612       21,095
                                         ----------   ----------

    Total current liabilities........       143,628      107,701

Deferred credits and other ..........        81,493       74,217

Accumulated deferred income taxes....        70,238       62,605

Commitments and contingencies........          --           --


                                         ----------   ----------


  Total stockholders' equity and
    liabilities......................    $1,087,348   $1,047,764
                                         ==========   ==========




                    See accompanying notes.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF CASH FLOWS



                                         Year Ended June 30,
                                    ----------------------------
                                      1999      1998      1997
                                    --------  --------  --------
                                       (thousands of dollars)


Cash flows from operating
 activities:
  Net earnings..................    $ 10,445  $ 12,229  $ 19,032
  Adjustments to reconcile net
   earnings to net cash flows
   from operating activities:
    Depreciation and amortiza-
     tion.......................      41,855    38,439    34,829
    Deferred income taxes.......       7,867     6,363     7,340
    Provision for bad debts.....       3,279     5,461    11,298
    Write-off of regulatory
     assets.....................        --       8,163      --
    Deferred interest expense...         619    (1,671)   (3,729)
    Gain on sale of investment
     securities.................        --      (1,088)   (2,545)
    Other.......................       1,004     1,447     1,077
    Changes in assets and
     liabilities, net of
     acquisitions:
      Accounts receivable,
       billed and unbilled......        (212)      132   (22,111)
      Accounts payable..........       5,228    (7,066)   (6,978)
      Taxes and other
       liabilities..............      (1,240)      146    (2,975)
      Customer deposits.........          (4)      201     1,558
      Deferred gas purchases....      10,698     8,693     6,215
      Inventories...............      (3,213)   (4,361)    5,691
      Other.....................         527     1,169      (708)
                                    --------  --------  --------
    Net cash flows from
     operating activities.......      76,853    68,257    47,994
                                    --------  --------  --------
Cash flows from (used in)
 investing activities:
  Additions to property, plant
   and equipment................     (73,147)  (77,018)  (64,463)
  Acquisition of operations,
   net of cash received.........        --       6,502    (1,861)
  Purchase of investment
   securities...................      (7,000)   (5,000)   (5,363)
  Increase in customer advances.       2,139     3,562     2,470
  Increase (decrease) in
   deferred charges and credits.      (4,086)   (1,786)        6
  Proceeds from sale of land....        --        --       1,096
  Proceeds from sale of
   investment securities........        --       6,531    13,327
  Other.........................         885     1,575       773
                                    --------  --------  --------
   Net cash flows used in
    investing activities........     (81,209)  (65,634)  (54,015)
                                    --------  --------  --------
Cash flows from (used in)
 financing activities:
  Repayment of debt and capital
   lease obligation.............     (20,837)   (1,309)     (640)
  Net borrowings under
   revolving credit facilities..      19,403      --       1,600
  Increase (decrease) in cash
   overdrafts...................       6,033      (945)    1,567
  Other.........................        (243)     (369)      607
                                    --------  --------  --------
   Net cash flows from (used
    in) financing activities....       4,356    (2,623)    3,134
                                    --------  --------  --------
Decrease in cash and cash
 equivalents....................        --        --      (2,887)
Cash and cash equivalents at
 beginning of year..............        --        --       2,887
                                    --------  --------  --------
Cash and cash equivalents at
 end of year....................    $   --    $   --    $   --
                                    ========  ========  ========


Cash paid for interest, net of amounts capitalized, in 1999, 1998 and 1997 was $45,039,000, $33,997,000 and $32,282,000,
respectively. Cash paid for income taxes in 1999, 1998 and 1997 was $1,194,000, $4,511,000 and $5,871,000, respectively.



                     See accompanying notes.

              SOUTHERN UNION COMPANY AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                      Accumu-
                               Trea-   lated
             Common   Premium   sury   Other
             Stock,     on     Stock  Compre-
             $1 Par   Capital   and   hensive  Retained
             Value     Stock   Other  Income   Earnings   Total
             ------- --------  ------ -------- -------- ---------
                         (thousands of dollars)

Balance
July 1,
1996.......  $16,275 $206,047  $(794) $(1,244) $25,631  $245,915

 Compre-
 hensive
 income:
  Net earn-
   ings....     --       --     --       --     19,032    19,032
  Unrea-
   lized
   holding
   gain,
   net of
   tax and
   reclas-
   sifica-
   tion
   adjust-
   ment....     --       --     --      1,908     --       1,908
                                                        --------
  Compre-
   hensive
   income..                                               20,940
                                                        --------
 5% stock
  dividend.      813   18,681   --       --    (19,494)     --
 Exercise
  of stock
  options..       83      524   --       --       --         607
             ------- --------  -----  -------  -------  --------
Balance
June 30,
1997.......   17,171  225,252   (794)     664   25,169   267,462

 Compre-
 hensive
 income:
  Net earn-
   ings....     --      --      --       --     12,229    12,229
  Reclassi-
   fication
   adjust-
   ment for
   gains
   included
   in net
   income..     --      --      --       (664)    --        (664)
                                                        --------
  Compre-
  hensive
  income...                                               11,565
                                                        --------
 5% stock
  dividend.      856   19,802   --       --    (20,658)     --
 Three-for-
  two stock
  split....    9,400   (9,400)  --       --         (2)       (2)
 Issuance
  of stock
  for ac-
  quisi-
  tion.....      756   17,285   --       --       --      18,041
 Exercise
  of stock
  options..       69     (301)  --       --       --        (232)
             ------- --------  -----  -------  -------  --------
Balance
June 30,
1998.......   28,252  252,638   (794)    --     16,738   296,834

 Compre-
 hensive
 income:
  Net earn-
   ings....     --       --     --       --     10,445    10,445
  Minimum
   pension
   lia-
   bility
   adjust-
   ment;
   net of
   tax.....     --       --     --       (436)    --        (436)
                                                        --------
  Compre-
   hensive
   income..                                               10,009
                                                        --------
 Common
  stock
  held in
  Trust....     --       --   (5,562)    --       --      (5,562)
 5% stock
  dividend
  -- de-
  clared
  Novem-
  ber 11,
  1998.....    1,411    7,483   --       --     (8,898)       (4)
 5% stock
  dividend
  -- de-
  clared
  July 13,
  1999.....    1,485   16,797   --       --    (18,285)       (3)
 Exercise
  of stock
  options..       92     (308)  --       --       --        (216)
             ------- --------  -----  -------  -------  --------
Balance
June 30,
1999.......  $31,240 $276,610 $(6,356)$  (436) $  --    $301,058
             ======= ========  =====  =======  =======  ========


                   See accompanying notes.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



       I      Summary of Significant Accounting Policies

Operations  Southern Union Company (Southern Union and, together
----------
with its wholly-owned subsidiaries, the Company), is a public utility primarily engaged in the distribution and sale of natural gas to residential, commercial and industrial customers located primarily in Texas and Missouri. Subsidiaries of Southern Union also market natural gas to end-users, distribute propane, operate natural gas pipeline systems and sell commercial gas air condi-tioning and other gas-fired engine-driven applications. Certain subsidiaries own or hold interests in real estate and other assets, which are primarily used in the Company's utility busi-ness. Substantial operations of the Company are subject to regulation.

Principles of Consolidation  The consolidated financial state-
---------------------------
ments include the accounts of Southern Union and its wholly-owned subsidiaries. Investments in which the Company owns a 20% to 50% interest are accounted for using the equity method. All signifi-cant intercompany accounts and transactions are eliminated in consolidation. All dollar amounts in the tables herein, except per share amounts, are stated in thousands unless otherwise indicated.

Gas Utility Revenues and Gas Purchase Costs  Gas utility custo-
-------------------------------------------
mers are billed on a monthly-cycle basis. The related cost of gas and revenue taxes are matched with cycle-billed revenues through utilization of purchased gas adjustment provisions in tariffs approved by the regulatory agencies having jurisdiction. Revenues from gas delivered but not yet billed are accrued, along with the related gas purchase costs and revenue-related taxes. The distribution and sale of natural gas in Texas and Missouri contributed in excess of 85% of the Company's total revenue, net earnings and identifiable assets in 1999, 1998 and 1997. Four suppliers provided 50%, 45% and 44% of the Company's gas pur-chases in 1999, 1998 and 1997, respectively.

Earnings Per Share  The Company's earnings per share presentation
------------------
conforms to the Financial Accounting Standards Board (FASB) standard, Earnings per Share. All share and per share data have been restated for all stock dividends and stock splits unless otherwise noted.

Accumulated Other Comprehensive Income  In 1999, the Company
--------------------------------------
adopted Reporting Comprehensive Income, a FASB standard which established rules for the reporting of comprehensive income and its components. The main components of comprehensive income that relate to the Company are net earnings, unrealized holding gains on investments and additional minimum pension liability adjust-ments, all of which are presented in the consolidated statement of stockholders' equity. Prior to adoption, the unrealized holding gains were presented as part of stockholders' equity and the pension liability adjustments were presented in the consoli-dated balance sheet.

Unrealized holding gains on investment securities were nil, nil and $3,562,000 in 1999, 1998 and 1997, respectively. The reclas-sification adjustment for gains included in net income, net of tax, for reporting other comprehensive income was nil, $664,000 and $1,654,000 in 1999, 1998 and 1997, respectively. The unrealized holding gains on investment securities and the reclas-sification adjustment for gains are combined and reflected on the consolidated statement of stockholders' equity.

Credit Risk  Concentrations of credit risk in trade receivables
-----------
are limited due to the large customer base with relatively small individual account balances. In addition, Company policy requires a deposit from certain customers. The Company has recorded an allowance for doubtful accounts totaling $6,588,000, $8,267,000, $10,765,000 and $3,779,000 at June 30, 1999, 1998,
1997 and 1996, respectively. The allowance for doubtful accounts is increased for estimated uncollectible accounts and reduced for the write-off of trade receivables.

Fair Value of Financial Instruments  The carrying amounts
-----------------------------------
reported in the balance sheet for accounts receivable, accounts payable and notes payable approximate their fair value. The fair value of the Company's preferred securities of subsidiary trust and long-term debt is estimated using current market quotes and other estimation techniques.

              SOUTHERN UNION COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Inventories  Inventories consist of natural gas in underground
-----------
storage and materials and supplies. Natural gas in underground storage of $23,680,000 and $20,545,000 at June 30, 1999 and 1998,
respectively, consists of 10,429,000 and 9,118,000 British thermal units, respectively.

Segment Reporting  The FASB standard, Disclosures about Segments
-----------------
of an Enterprise and Related Information, requires disclosure of segment data based on how management makes decisions about allocating resources to segments and measuring performance. The Company is principally engaged in the gas distribution industry in the United States and has no other reportable industry segments.

New Pronouncements  In June 1998, the Financial Accounting
------------------
Standards Board issued Accounting for Derivative Instruments and Hedging Activities, as amended. The Statement is required to be adopted by the Company on July 1, 2000 with early adoption permitted as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabili-ties, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The
Company has not yet determined what the effect of this statement will have on the earnings and financial position of the Company.

Use of Estimates  The preparation of financial statements in
----------------
conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of con-tingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    II      Acquisitions

On June 7, 1999, Southern Union and Pennsylvania Enterprises, Inc. (PEI) announced a definitive merger agreement. The agree-ment calls for PEI to merge into Southern Union in a transaction valued at approximately $500 million, including assumption of debt of approximately $150 million. If approved, each PEI share-holder will receive Southern Union common stock having a value of $32.00, plus $3.00 in cash, subject to adjustment. PEI is a multifaceted energy company headquartered in Wilkes-Barre, Pennsylvania with natural gas distribution being its primary business. PEI's principal subsidiary, PG Energy, together with Honesdale Gas Company serve more than 152,000 gas customers in northeastern and central Pennsylvania. In addition, PEI markets electricity to more than 20,000 customers through PG Energy Power Plus. Southern Union anticipates having shareholder and all regulatory approvals for this merger in the second quarter of the Company's fiscal year 2000.

Effective December 31, 1997, the Company acquired Atlantic Utilities Corporation and Subsidiaries (Atlantic) for 755,650 pre-split and pre-stock dividend shares of common stock valued at $18,041,000 and $4,436,000 of cash. Atlantic is operated as South Florida Natural Gas, a natural gas division of Southern Union, and Atlantic Gas Corporation, a propane subsidiary of the Company. Atlantic currently serves 5,500 customers in central Florida. The assets of Atlantic were included in the Company's consolidated balance sheet at January 1, 1998 and its results of operations have been included in the Company's statements of con-solidated operations and cash flows since January 1, 1998. On the date of acquisition, Atlantic had $11,683,000 of cash and cash equivalents. The acquisition was accounted for using the purchase method. The additional purchase cost assigned to utility plant of $10,000,000 reflects the excess of the purchase price over the historical book carrying value of the net assets acquired. The additional purchase cost is amortized on a straight-line basis over forty years.

On July 23, 1997 two subsidiaries of Southern Union acquired an equity ownership in a natural gas distribution company and other related operations currently serving 19,500 customers in Piedras Negras, Mexico for $2,700,000. Southern Union currently has a 43% equity ownership in this company. This system is across the border from the Company's Eagle Pass, Texas service area. On September 8, 1997, the Company purchased a 45-mile intrastate

          SOUTHERN UNION COMPANY AND SUBSIDIARIES
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



pipeline, which augments the Company's gas supply to the city of Eagle Pass and, subject to necessary regulatory approvals, ultimately Piedras Negras.

On August 30, 1996, SUPro Energy Company, a wholly-owned sub-sidiary of the Company, purchased certain propane distribution operations in El Paso, Texas and on June 30, 1997, acquired propane operations located in and around Alpine, Texas. These acquisitions, which serve 3,600 customers, were for $1,861,000 in cash and the assumption of $1,475,000 in long-term debt.

            III      Write-Off of Regulatory Assets

During 1998, the Company was impacted by pre-tax non-cash write-offs totaling $8,163,000 of previously recorded regulatory assets. Pursuant to a 1989 Missouri Public Service Commission (MPSC) order, Missouri Gas Energy, a division of the Company, is engaged in a major gas safety program. In connection with this program, the MPSC issued an accounting authority order in 1994 which authorized Missouri Gas Energy to defer carrying costs at a rate of 10.54%. The MPSC rate order of January 22, 1997, however, retroactively reduced the 10.54% carrying cost rate used since early 1994 to an Allowance for Funds Used During Construction (AFUDC) rate of approximately 6%. The Company filed an appeal of this portion of the rate order in the Missouri State Court of Appeals, Western District, and on August 18, 1998 was notified that the appeal was denied. This resulted in a one-time non-cash write-off of $5,942,000 by the Company of previously deferred costs in its fiscal year ended June 30, 1998. See Commitments and Contingencies.

On August 21, 1998, Missouri Gas Energy was notified by the MPSC of its decision to grant a rate increase which, among other things, disallowed certain previously recorded deferred costs associated with the rate filing, requiring an additional pre-tax non-cash write-off of $2,221,000. The Company recorded this charge to earnings in its fiscal year ended June 30, 1998. See Utility Regulation and Rates.

              IV      Other Income (Expense), Net

Other expense of $1,814,000 in 1999 included: $3,839,000 of costs associated with various acquisition efforts and a net expense of $619,000 related to the amortization and current deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program. This was partially offset by net rental income of Lavaca Realty Company (Lavaca Realty), the Company's real estate subsidiary, of $1,448,000 and equity earnings of $609,000 from Southern Union's 43% equity ownership of a natural gas distribution company in Piedras Negras, Mexico.

Other income of $4,073,000 in 1998 included: $1,671,000 related to the deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program; realized gains on the sale of investment securities of $1,088,000; and net rental income of Lavaca Realty of $1,119,000. This was partially offset by $885,000 of costs associated with various acquisition efforts.

Other income of $2,880,000 in 1997 included: $3,729,000 related to the deferral of interest and other expenses associated with the Missouri Gas Energy Safety Program; realized gains on the sale of investment securities of $2,545,000; and net rental in-come of Lavaca Realty, of $1,329,000. This was partially offset by the payment of $2,125,000 for the settlement with the Missouri Office of Public Counsel and the MPSC for certain billing errors primarily from the 1996/1997 winter heating season; costs of $1,750,000 associated with various acquisition efforts; and a $257,000 donation of emissions analysis equipment and software to a Texas university.

                V      Cash Flow Information

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

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified in accounts payable in the consolidated balance sheet.

                    VI      Earnings Per Share

During the three-year period ended June 30, 1999, no adjustments were required in net earnings available for common stock for the earnings per share calculations. Average shares outstanding for basic earnings per share were 30,894,613, 30,406,832 and 29,641,523 for the years ended June 30, 1999, 1998 and 1997, respectively. Diluted earnings per share includes average shares outstanding as well as common stock equivalents from stock options and warrants. Common stock equivalents were 1,694,997, 1,184,979 and 1,170,725 for the years ended June 30, 1999, 1998 and 1997, respectively.

               VII      Property, Plant and Equipment

Plant  Plant in service and construction work in progress are
-----
stated at original cost net of contributions in aid of construc-tion. The cost of additions includes an allowance for funds used during construction and applicable overhead charges. Gain or loss is recognized upon the disposition of significant utility properties and other property constituting operating units. Gain or loss from minor dispositions of property is charged to accumu-lated depreciation and amortization. The Company capitalizes the cost of significant internally-developed computer software sys-tems and amortizes the cost over the expected useful life. See Debt and Capital Lease.

                                                June 30,
                                        ------------------------
                                           1999          1998
                                        ----------    ----------

Distribution plant...................   $1,033,281    $  984,580
General plant........................      109,178       106,444
Other................................       16,648        16,172
                                        ----------    ----------
  Total plant........................    1,159,107     1,107,196
Less contributions in aid of
  construction.......................      (52,202)      (49,521)
                                        ----------    ----------
  Plant in service...................    1,106,905     1,057,675
Construction work in progress........       13,271         7,783
                                        ----------    ----------
                                         1,120,176     1,065,458
Less accumulated depreciation and
  amortization.......................     (376,212)     (355,430)
                                        ----------    ----------
                                           743,964       710,028
Additional purchase cost assigned
  to utility plant, net..............      134,296       138,381
                                        ----------    ----------

  Net property, plant and equipment..   $  878,260    $  848,409
                                        ==========    ==========

Acquisitions of rate-regulated entities are recorded at the his-torical book carrying value of utility plant. On December 31, 1997, Atlantic was acquired in which historical utility plant and equipment had a cost and accumulated depreciation and amortiza-tion of $5,253,000 and $2,540,000, respectively. Additional purchase cost assigned to utility plant is the excess of the pur-chase price over the book carrying value of the net assets acquired. In general, the Company has not been allowed recovery of additional purchase cost assigned to utility plant in rates. Periodically, the Company evaluates the carrying value of its additional purchase cost assigned to utility plant, long-lived assets, capital leases and other identifiable intangibles by comparing the anticipated future operating income from the busi-nesses giving rise to the respective asset with the original cost or unamortized balance. No impairment was indicated or expected at June 30, 1999.

Depreciation and Amortization  Depreciation of utility plant is
-----------------------------
provided at an average straight-line rate of approximately 3% per annum of the cost of such depreciable properties less applicable salvage. Franchises are amortized over their respective lives. Depreciation and amortization of other property is provided at straight-line rates estimated to recover the costs of the proper-ties, after allowance for salvage, over their respective lives. Internally-developed computer software system costs are amortized over various regulatory-approved periods. Amortization of

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



additional purchase cost assigned to utility plant is provided on a straight-line basis over forty years unless the Company's regu-lators have provided for the recovery of the additional purchase cost in rates, in which case the Company's policy is to utilize the amortization period which follows the rate recovery period.

Depreciation of property, plant and equipment in 1999, 1998, and 1997 was $37,771,000, $34,477,000 and $31,051,000, respectively.

               VIII      Investment Securities

At June 30, 1999 and 1998, all securities owned by the Company are accounted for under the cost method. These securities con-sist of preferred stock in non-public companies whose value is not readily determinable. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the Consolidated Statement of Operations when incurred, and dividends are recognized as income when received.

                 IX      Stockholders' Equity

Stock Splits and Dividends  On August 6, 1999, December 9, 1998,
--------------------------
December 10, 1997 and December 10, 1996, Southern Union dis-tributed its annual 5% common stock dividend to stockholders of record on July 23, 1999, November 23, 1998, November 21, 1997 and November 22, 1996, respectively. A portion of the 5% stock divi-dend distributed on August 6, 1999 and December 9, 1998 was characterized as a distribution of capital due to the level of the Company's retained earnings available for distribution as of the declaration date. On July 13, 1998, Southern Union dis-tributed a three-for-two stock split in the form of a 50% stock dividend to stockholders of record on June 30, 1998. Unless otherwise stated, all per share and share data included herein have been restated to give effect to the dividends and split.
The 5% common stock dividend declared on July 13, 1999, is reflected in the Consolidated Balance Sheet at June 30, 1999.

Common Stock  The Company maintains its 1992 Long-Term Stock
------------
Incentive Plan (1992 Plan) under which options to purchase 3,653,343 shares were provided to be granted to officers and key employees at prices not less than the fair market value on the date of grant. The 1992 Plan allows for the granting of stock appreciation rights, dividend equivalents, performance shares and restricted stock. The Company also had an incentive stock option plan (1982 Plan) which provided for the granting of 787,500 options, until December 31, 1991. Upon exercise of an option granted under the 1982 Plan, the Company may elect, instead of issuing shares, to make a cash payment equal to the difference at the date of exercise between the option price and the market price of the shares as to which such option is being exercised. Options granted under both the 1992 Plan and the 1982 Plan are exercisable for periods of ten years from the date of grant or such lesser period as may be designated for particular options, and become exercisable after a specified period of time from the date of grant in cumulative annual installments. Options typically vest 20% per year for five years but may be a lesser or greater period as designated for particular options.

The Company accounts for its incentive plans under an Accounting Principles Board opinion, Accounting for Stock Issued to Employees. As a result, the Company recorded no compensation ex-pense for 1999, 1998 and 1997. During 1997, the Company adopted the FASB standard, Accounting for Stock-Based Compensation, for footnote disclosure purposes only. Had compensation cost for these incentive plans been determined consistent with this standard, the Company's net income and diluted earnings per share would have been $9,429,000 and $.29, respectively, in 1999, $11,141,000 and $.35, respectively, in 1998 and $18,489,000 and
$.60, respectively, in 1997. Because this standard has not been applied to options granted prior to July 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1998 and 1997, respectively: dividend yield of nil for both years; volatility of 19.5% and 21%; risk-free interest rate of 5.5% and 6.2%; and expected life outstanding of 5.5 to 7.2 years for both years. There were no options granted during 1999.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                               1992 Plan            1982 Plan
                          ------------------  -------------------
                                    Weighted             Weighted
                           Shares    Average    Shares    Average
                           Under    Exercise    Under    Exercise
                           Option    Price      Option    Price
                         ---------- --------  ---------- --------

Outstanding
  July 1, 1996.........  1,526,150   $ 6.53     539,592   $ 3.08
    Granted............    491,974    13.12        --       --
    Exercised..........    (61,182)    5.68     (85,612)    3.08
    Canceled...........    (13,162)    6.58        --       --
                         ---------            ---------
Outstanding
  June 30, 1997........  1,943,780     8.23     453,980     3.08
    Granted............    743,710    16.93        --       --
    Exercised..........    (84,983)    4.48     (89,258)    3.08
    Canceled...........    (21,634)   12.58        --       --
                         ---------            ---------
Outstanding
  June 30, 1998........  2,580,873    10.82     364,722     3.08
    Exercised..........   (107,785)    6.41     (41,706)    3.09
    Canceled...........    (42,302)   14.93        --       --

                         ---------            ---------
Outstanding
  June 30, 1999........  2,430,786    10.94     323,016     3.08
                         =========            =========

The following table summarizes information about stock options outstanding under the 1992 Plan at June 30, 1999:

           Options Outstanding                Options Exercisable
------------------------------------------    -------------------
                        Weighted
                        Average   Weighted               Weighted
   Range of             Remaining Average                Average
   Exercise   Number of Contrac-  Exercise    Number of  Exercise
    Price      Options  tual Life  Price       Options    Price
------------- --------- --------- --------    ---------  --------
$ 0.00-$ 5.00   372,261 3.3 years  $ 3.87       372,261   $ 3.87
  5.01- 10.00   871,582 5.1 years    7.88       659,361     7.63
 10.01- 15.00   457,926 7.8 years   13.04       187,620    13.01
 15.01- 20.00   729,017 8.8 years   16.89       139,250    16.93
              ---------                       ---------
              2,430,786                       1,358,492
              =========                       =========

The shares exercisable under the 1992 Plan and the corresponding weighted average exercise price at June 30, 1999, 1998 and 1997 were 1,358,492 and $8.29; 1,032,594 and $6.57; and 756,974 and
$5.55, respectively. The shares exercisable under the 1982 Plan and the corresponding weighted average exercise price at June 30, 1999, 1998 and 1997 were 323,016 and $3.08; 364,722 and $3.08;
and 453,980 and $3.08, respectively. The weighted average remaining contractual life of options outstanding under the 1982 Plan at June 30, 1999 was 0.9 years. There were 889,792 shares available for future option grants under the 1992 Plan at June 30, 1999. No shares were available for future option grants under the 1982 Plan at June 30, 1999.

On February 10, 1994, Southern Union granted a warrant which expires on February 10, 2004, to purchase up to 100,506 shares of Common Stock at an exercise price of $6.90 to the Company's outside legal counsel.

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

           SOUTHERN UNION COMPANY AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        X      Preferred Securities of Subsidiary Trust

On May 17, 1995, Southern Union Financing I (Subsidiary Trust), a consolidated wholly-owned subsidiary of Southern Union, issued $100,000,000 of 9.48% Trust Originated Preferred Securities (Pre-ferred Securities). In connection with the Subsidiary Trust's issuance of the Preferred Securities and the related purchase by Southern Union of all of the Subsidiary Trust's common securities (Common Securities), Southern Union issued to the Subsidiary Trust $103,092,800 principal amount of its 9.48% Subordinated Deferrable Interest Notes, due 2025 (Subordinated Notes). The sole assets of the Subsidiary Trust are the Subordinated Notes. The interest and other payment dates on the Subordinated Notes correspond to the distribution and other payment dates on the Preferred Securities and the Common Securities. Under certain circumstances, the Subordinated Notes may be distributed to holders of the Preferred Securities and holders of the Common Securities in liquidation of the Subsidiary Trust. The Sub-ordinated Notes are redeemable at the option of the Company on or after May 17, 2000, at a redemption price of $25 per Subordinated Note plus accrued and unpaid interest. The Preferred Securities and the Common Securities will be redeemed on a pro rata basis to the same extent as the Subordinated Notes are repaid, at $25 per Preferred Security and Common Security plus accumulated and unpaid distributions. Southern Union's obligations under the Subordinated Notes and related agreements, taken together, con-stitute a full and unconditional guarantee by Southern Union of payments due on the Preferred Securities. As of June 30, 1999, the quoted market price per Preferred Security was $25.38. As of June 30, 1999 and 1998, 4,000,000 shares of Preferred Securities were outstanding.

                XI      Debt and Capital Lease

                                                    June 30,
                                              -------------------
                                                1999       1998
                                              --------   --------

7.60% Senior Notes, due 2024................  $364,515   $384,515
Capital lease and other.....................    28,482     23,669
                                              --------   --------
Total long-term debt........................  $392,997   $408,184
                                              ========   ========

The maturities of long-term debt and capital lease payments for each of the next five years ending June 30 are: 2000 --
$2,066,000; 2001 -- $2,188,000; 2002 -- $2,330,000; 2003 --
$12,660,000; 2004 -- $8,849,000 and thereafter -- $364,904,000.

Senior Notes  On January 31, 1994, Southern Union completed the
------------
sale of the 7.60% Senior Debt Securities (Senior Notes). During 1999, $20,000,000 of Senior Notes were repurchased at $941 per $1,000 note resulting in a net pre-tax gain of $425,000, net of related debt expense. Debt issuance costs and premiums on the early extinguishment of debt are accounted for in accordance with that required by its various regulatory bodies having jurisdic-tion over the Company's operations. The Company recognizes gains or losses on the early extinguishment of debt to the extent it is provided for by its regulatory authorities and in some cases such gains or losses are deferred and amortized over the term of the new or replacement debt issues.

The Senior Notes traded at $936 and $895 (per $1,000 note) on
June 30 and July 31, 1999, respectively, as quoted by a major brokerage firm. The carrying amount of long-term debt at June 30, 1999 and 1998 was $392,997,000 and $408,184,000,
respectively. The fair value of long-term debt at June 30, 1999 and 1998 was $369,759,000 and $431,628,000, respectively.

Capital Lease  The Company completed the installation of an
-------------
Automated Meter Reading (AMR) system at Missouri Gas Energy during the first quarter of fiscal year 1999. The installation of the AMR system involved an investment of approximately $30,000,000 which is accounted for as a capital lease obligation. As of June 30, 1999, the capital lease obligation outstanding was $26,894,000 with a fixed rate of 5.79%. During 1999, the Company recorded an increase in plant and long-term debt of $6,824,000. This system will improve meter reading accuracy and provide electronic accessibility to meters in residential customers' basements, thereby assisting in the reduction of the number of estimated bills. Depreciation on the AMR system is provided at an average straight-line rate of approximately 5% per annum of the cost of such property.

             SOUTHERN UNION COMPANY AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Credit Facilities  The Company has availability under two
-----------------
revolving credit facilities (Revolving Credit Facilities) under-written by a syndicate of banks. Of the Revolving Credit Facili-ties, $40,000,000 is available under a short-term facility which expires June 29, 2000, while $60,000,000 is available under a long-term facility which expires June 30, 2002. The Company has additional availability under uncommitted line of credit facili-ties (Uncommitted Facilities) with various banks. Covenants under the Revolving Credit Facilities allow for up to $35,000,000 of borrowings under Uncommitted Facilities at any one time. Bor-rowings under the facilities are available for Southern Union's working capital, letter of credit requirements and other general corporate purposes. The Revolving Credit Facility is subject to a commitment fee based on the rating of the Senior Notes. As of June 30, 1999, the commitment fee was an annualized .15% on the unused balance. The interest rate on borrowings on the Revolving Credit Facility is calculated based on a formula using the LIBOR or prime interest rates. The average interest rate under the facilities was 5.6% for the year ended June 30, 1999 and 6.1% for the year ended June 30, 1998. A $21,000,000 and $1,600,000 balance was outstanding under the facilities at June 30, 1999 and 1998, respectively. A balance of $17,900,000 was outstanding under the facilities at July 31, 1999.

                XII      Employee Benefits

Pension and Other Post-retirement Benefits  The Company adopted
------------------------------------------
in 1999, Employers Disclosures About Pensions and Other Post-Retirement Benefits, a FASB standard which changed the Company's reporting requirements for its pension and post-retirement bene-fit plans.

The Company maintains two trusteed non-contributory defined bene-fit retirement plans (Plans) which cover substantially all employees. The Company funds the Plans' cost in accordance with federal regulations, not to exceed the amounts deductible for income tax purposes. The Plans' assets are invested in cash and bond and stock funds. The Company also has a supplemental non-contributory retirement plan for certain executive employees and other post-retirement benefit plans for its employees. Post-retirement medical and other benefit liabilities are accrued on an actuarial basis during the years an employee provides ser-vices. The following table represents a reconciliation of the plans at June 30, 1999 and 1998.

           SOUTHERN UNION COMPANY AND SUBSIDIARIES
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                               1999       1998
                                             --------   --------

Change in Benefit Obligation
  Benefit obligation at beginning of year..  $188,038   $172,225
  Service cost.............................     3,364      3,302
  Interest cost............................    13,829     13,658
  Benefits paid............................   (13,563)   (12,382)
  Actuarial loss...........................     7,968     11,235
  Plan amendments..........................     7,027       --
  Curtailment..............................    (2,202)      --
                                             --------   --------
  Benefit obligation at end of year........  $204,461   $188,038
                                             ========   ========

Change in Plan Assets
  Fair value of plan assets at
    beginning of year......................  $166,353   $132,599
  Return on plan assets....................     3,420     40,262
  Employer contributions...................     6,411      5,874
  Benefits paid............................   (13,563)   (12,382)
                                             --------   --------
  Fair value of plan assets at end of year.  $162,621   $166,353
                                             ========   ========

Funded Status
  Funded status at end of year.............  $(41,839)  $(21,685)
  Unrecognized transition obligation.......     2,764      2,891
  Unrecognized net actuarial (gain)........    (7,404)   (25,977)
  Unrecognized prior service cost..........     9,913      3,455
                                             --------   --------
  Accrued benefit cost.....................  $(36,566)  $(41,316)
                                             ========   ========

Amounts Recognized in the Consolidated
Balance Sheet
  Prepaid benefit cost.....................  $  4,880   $  2,339
  Accrued benefit liability................   (52,618)   (45,806)
  Intangible asset.........................    10,501      2,151
  Accumulated other comprehensive income...       671       --
                                             --------   --------
  Net amount recognized....................  $(36,566)  $(41,316)
                                             ========   ========

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets as of June 30, 1999 were $58,985,000; $58,985,000; and $42,181,000, respectively, and for those same plans were $46,158,000; $37,783,000; and $41,907,000, respectively as of June 30, 1998.

The weighted-average assumptions used for the year ended June 30, 1999 and 1998 were:

                                                    1999    1998
                                                   ------  ------

Discount rate
  Beginning of year.............................    7.00%   7.75%
  End of year...................................    7.00%   7.25%
Expected return on assets - tax exempt accounts.    8.00%   8.00%
Expected return on assets - taxable accounts....    5.25%   8.00%
Rate of compensation increase (average).........    5.62%   5.62%
Health care cost trend rate.....................    7.25%   7.50%

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Net periodic benefit cost for the year ended June 30, 1999, 1998 and 1997 includes the following components:

                                    1999       1998       1997
                                  --------   --------   --------

Service cost....................  $  3,364   $  3,302   $  3,258
Interest cost...................    13,829     13,658     13,240
Expected return on plan assets..   (13,006)   (11,737)   (10,335)
Amortization of transition
  amount........................       127        127        127
Amortization of prior service
  cost..........................       438        340        291
Recognized actuarial (gain).....    (3,319)    (4,828)    (1,980)
Curtailment.....................       131       --         --
                                  --------   --------   --------
Net periodic pension cost.......  $  1,564   $    862   $  4,601
                                  ========   ========   ========


The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 7.25% during 1999. This rate was assumed to decrease gradually each year to a rate of 6.0% for 2004 and remain at that level thereafter.

Amortization of unrecognized gains and losses for Missouri Gas
Energy plans were determined using a rolling five year average gain or loss position with a five year amortization period, pursuant to a stipulation agreement with the MPSC.

Effect of health care trend rate changes on health care plans:

                                  One Percentage   One Percentage
                                  Point Increase   Point Decrease
                                  in Health Care   in Health Care
                                    Trend Rate       Trend Rate
                                  --------------   --------------

Effect on total service and
  interest cost components.....      $ 29,000         $ (28,000)
Effect on post-retirement
  benefit obligation...........       322,000          (319,000)


The Company's two defined benefit retirement Plans cover (i) those Company employees who are not employed by Missouri Gas Energy and (ii) those employees who are employed by Missouri Gas Energy. On December 31, 1998, the Plans, exclusive of Missouri Gas Energy's union employees were converted from the traditional defined benefit Plans with benefits based on years of service and final average compensation to cash balance defined benefit plans in which an account is maintained for each employee. The initial value of the account was determined as the actuarial present value (as defined in the Plans) of the benefit accrued at transi-tion (December 31, 1998) under the pre-existing traditional de-fined benefit plan. Future contribution credits to the accounts are based on a percentage of future compensation, which varies by individual. Interest credits to the accounts are based on 30-year Treasury bond yields.

Defined Contribution Plan  The Company provides a Savings Plan
-------------------------
available to all employees. Since January 1, 1997, the Company contributes $.50 of Company stock for each $1.00 contributed by a non-Missouri Gas Energy participant up to 5% of the employee's salary. Additionally, the Company contributes $.75 of Company stock for each $1.00 contributed by a non-Missouri Gas Energy participant from 6% to 10% of the employee's salary. Effective July 1, 1998, Company contributions for Missouri Gas Energy non-union employees were revised to coincide with that of non-Missouri Gas Energy participants as described above. For Missouri Gas Energy union employees, the Company contributes $.50 of Company stock for each $1.00 contributed by such a participant up to 7% of the employee's salary. Company contributions are 100% vested after six years of continuous service. Company con-tributions to the plan during 1999, 1998 and 1997, were $1,717,000, $1,656,000 and $1,476,000, respectively.

Effective January 1, 1999 the Company amended its defined contri-bution plan to provide contributions of certain employees who were employed as of December 31, 1998. These contributions were designed to replace certain benefits previously provided under defined benefit plans. Employer contributions to these separate accounts, referred to as Retirement Power Accounts, within the defined contribution plan were determined based on the employee's age

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



plus years of service plus accumulated sick leave as of December 31, 1998. The contribution amounts are determined as a percentage of compensation and range from 3.5% to 8.5%. Company contributions to Retirement Power Accounts during 1999 were $1,118,000.

Post-employment Benefits  Certain post-employment benefits such
------------------------
as disability and health care continuation coverage provided to former or inactive employees after employment but before retire-ment, are accrued if attributable to an employees' previously rendered service. The Company has recorded a regulatory asset to the extent it intends to file rate applications to include such costs in rates and such recovery is probable. As of both
June 30, 1999 and 1998, the Company has recorded a regulatory asset and a related liability of $1,343,000.

Common Stock Held in Trust  From time to time, the Company repur-
--------------------------
chases outstanding shares of common stock of Southern Union to fund certain Company employee stock-based compensation plans.
At June 30, 1999, 268,513 shares of common stock were held by various rabbi trusts for certain of the Company's benefit plans.

                    XIII      Taxes on Income

                                           Year Ended June 30,
                                        -------------------------
                                         1999     1998      1997
                                        ------   ------    ------

Current:
  Federal.............................  $ (516)  $1,381   $ 4,437
  State...............................    (242)     240       596
                                        ------   ------   -------
                                          (758)   1,621     5,033

Deferred:
  Federal.............................   7,024    5,984     6,690
  State...............................     843      379       650
                                        ------   ------   -------
                                         7,867    6,363     7,340
                                        ------   ------   -------
Total provision.......................  $7,109   $7,984   $12,373
                                        ======   ======   =======

Deferred credits and other liabilities also include $560,000 and $593,000 of unamortized deferred investment tax credit as of June 30, 1999 and 1998, respectively.

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

                                                   June 30,
                                             -------------------
                                               1999       1998
                                             --------   --------
Deferred tax assets:
  Estimated alternative minimum tax credit.  $  9,557   $ 10,554
  Insurance accruals.......................     2,297      3,074
  Bad debt reserves........................     2,715       --
  Post-retirement benefits.................     1,466      1,079
  Minimum pension liability................       234       --
  Other....................................     3,020      1,230
                                             --------   --------
    Total deferred tax assets..............    19,289     15,937
                                             --------   --------
Deferred tax liabilities:
  Property, plant and equipment............   (74,909)   (65,564)
  Unamortized debt expense.................    (5,049)    (5,270)
  Other....................................    (6,731)    (5,330)
                                             --------   --------
    Total deferred tax liabilities.........   (86,689)   (76,164)
                                             --------   --------
Net deferred tax liability.................   (67,400)   (60,227)
Less current tax assets....................     2,838      2,378
                                             --------   --------
Accumulated deferred income taxes..........  $(70,238)  $(62,605)
                                             ========   ========

              SOUTHERN UNION COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The Company accounts for income taxes utilizing the liability method which bases the amounts of current and future tax assets and liabilities on events recognized in the financial statements and on income tax laws and rates existing at the balance sheet date.

                                         Year Ended June 30,
                                      1999       1998      1997
                                    --------   --------  --------

Computed statutory tax expense
  at 35%.........................   $ 6,144    $ 7,075   $10,992
Changes in taxes resulting from:
  State income taxes, net of
    federal income tax benefit...       348        402       811
  Amortization of acquisition
    adjustment...................       830        723       724
  Other..........................      (213)      (216)     (154)
                                    -------    -------   -------
Actual tax expense...............   $ 7,109    $ 7,984   $12,373
                                    =======    =======   =======

              XIV      Utility Regulation and Rates

On August 21, 1998, Missouri Gas Energy was notified by the MPSC of its decision to grant a $13,300,000 annual increase to revenue effective on September 2, 1998, which is primarily earned volu-metrically. The MPSC rate order reflected a 10.93% return on common equity. The rate order, however, disallowed certain previously recorded deferred costs requiring a non-cash write-off of $2,221,000. The Company recorded this charge to earnings in its fiscal year ended June 30, 1998. On December 8, 1998, the MPSC denied rehearing requests made by all parties other than Missouri Gas Energy and granted a portion of Missouri Gas Energy's rehearing request. The MPSC will conduct further pro-ceedings to take additional evidence on those matters for which it granted Missouri Gas Energy a rehearing. If the MPSC adopts Missouri Gas Energy's positions on rehearing, then Missouri Gas Energy would be authorized an additional $2,200,000 of base revenues increasing the $13,300,000 initially authorized in its August 21, 1998 order to $15,500,000. The MPSC's orders may be subject to judicial review and although certain parties may argue for a reduction in Missouri Gas Energy's authorized base revenue increase on judicial review, Missouri Gas Energy expects such arguments to be unsuccessful.

On April 13, 1998, Southern Union Gas filed a $2,228,000 request for a rate increase from the city of El Paso, a request the city subsequently denied. On April 21, 1998, the city council of El Paso voted to reduce the Company's rates by $1,570,000 annually and to order a one-time cost of gas refund of $475,000. On
May 21, 1998, Southern Union Gas filed with the Railroad Commis-sion of Texas (RRC) an appeal of the city of El Paso's actions to reduce the Company's rates and require a one-time cost of gas refund. On December 21, 1998, the RRC issued its order imple-menting an $884,000 one-time cost of gas refund and a $99,000 base rate reduction. The cost of gas refund was completed in February 1999.

On January 22, 1997, Missouri Gas Energy was notified by the MPSC of its decision to grant an $8,847,000 annual increase to revenue effective on February 1, 1997. See Commitments and Contin-gencies.

The MPSC approved a three-year, experimental gas supply incentive plan for Missouri Gas Energy effective July 1, 1996. Under the plan, the Company and Missouri Gas Energy's customers share in certain savings below benchmark levels of gas costs achieved as a result of the Company's gas procurement activities. Likewise, if natural gas is acquired above benchmark levels, both the Company and customers share in such costs. For the years ended June 30, 1999, 1998 and 1997, the incentive plan achieved a reduction of overall gas costs of $6,900,000, $9,200,000 and $10,200,000, respectively, resulting in savings to Missouri customers of $4,000,000, $5,100,000 and $5,600,000, respectively. The Company recorded revenues of $2,900,000, $4,100,000 and $4,600,000 in
1999, 1998 and 1997, respectively, under this plan. Missouri Gas Energy is currently working with the MPSC to develop an alternate plan due to the July 1, 1999 expiration of the experimental gas supply incentive plan, however, there can be no assurance that this or any similar plan will be approved by the MPSC for Missouri Gas Energy.

Under the order of the Federal Energy Regulatory Commission, a major supplier of gas to Missouri Gas Energy is allowed recovery of certain previously unrecovered deferred gas costs with a remaining balance of $669,000 at

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



June 30, 1999. Missouri Gas Energy is allowed to recover these costs from its Missouri customers through a purchase gas adjust-ment mechanism which is filed with and approved by the MPSC. The receivable and liability associated with these costs have been recorded as a deferred charge and a deferred credit, respec-tively, on the consolidated balance sheet as of June 30, 1999 and 1998.

As a result of the January 31, 1994 acquisition of Missouri Gas Energy, the MPSC required Missouri Gas Energy to reduce rate base by $30,000,000 to compensate Missouri rate payers for rate base reductions that were eliminated as a result of the acquisition. This is amortized over a ten-year period on a straight-line basis since the date of acquisition.

                       XV      Leases

The Company leases certain facilities, equipment and office space under cancelable and noncancelable operating leases. The minimum annual rentals under operating leases for the next five years ending June 30 are as follows: 2000 -- $6,062,000; 2001 --
$4,973,000; 2002 -- $4,039,000; 2003 -- $2,236,000; 2004 --
$1,225,000 and thereafter $11,162,000. Rental expense was $7,732,000, $6,054,000 and $6,797,000 for the years ended
June 30, 1999, 1998 and 1997, respectively.

              XVI      Commitments and Contingencies

Environmental  Southern Union and Western Resources, Inc. entered
-------------
into an Environmental Liability Agreement (Environmental Lia-bility Agreement) at the time of the closing of the acquisition of Missouri Gas Energy. Subject to the accuracy of certain representations made by Western Resources in the Missouri Asset Purchase Agreement, the Environmental Liability Agreement pro-vides for a tiered approach to the allocation of certain lia-bilities under environmental laws that may exist or arise with respect to Missouri Gas Energy. The Environmental Liability Agreement contemplates Southern Union first seeking reimbursement from other potentially responsible parties, or recovery of such costs under insurance or through rates charged to customers. To the extent certain environmental liabilities were discovered by Southern Union prior to January 31, 1996, and are not so reim-bursed or recovered, Southern Union will be responsible for the first $3,000,000, if any, of out-of-pocket costs and expenses incurred to respond to and remediate any such environmental claim. Thereafter, Western Resources would share one-half of the next $15,000,000 of any such costs and expenses, and Southern Union would be solely liable for any such costs and expenses in excess of $18,000,000. At the present time and based upon information available to management, the Company believes that the costs of any remediation efforts that may be required for these sites for which it may ultimately have responsibility will not exceed the aggregate amount subject to substantial sharing by Western Resources. In a letter dated May 10, 1999, the Missouri Department of Natural Resources (MDNR) sent notice of a planned Site Inspection/Removal Site Evaluation of the Kansas City Coal Gas Former Manufactured Gas Plant (FMGP) site. This site (com-prised of two FMGP operations previously owned by two separate companies) is located at East 1st Street and Campbell in Kansas City, Missouri and is owned by Missouri Gas Energy. A 1988 investigation of the site performed by an Environmental Protec-tion Agency (EPA) contractor determined that further remedial assessment was not required under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), as amended by the Superfund Amendments and Reauthorization Act of 1986. The MDNR has stated that the reassessment of the Kansas City Coal Gas site is part of a statewide effort to identify, evaluate, and prioritize the potential hazards posed by all of Missouri's FMGP sites. During July 1999, the Company sent applications to MDNR submitting the two sites to the agency's Voluntary Cleanup Program. In two letters, both dated August 2, 1999, the MDNR accepted the sites into the Voluntary Cleanup Program. The Company subsequently submitted two work plans for the environmental assessment of the sites to MDNR.

In addition to the various Missouri Gas Energy sites described above, the Company is investigating the possibility that the Company or predecessor companies may have been associated with Manufactured Gas Plant (MGP) sites in other of its former service territories, principally in Arizona and New Mexico, and present service territories in Texas. At the present time, the Company is aware of certain plant sites in some of these areas and is investigating those and certain other locations. While the Com-pany's evaluation of these Texas, Arizona and New Mexico MGP sites is in its preliminary stages, it is likely that some com-pliance costs may be identified and become subject to reasonable quantification. To the extent that such potential costs are quantified, the Company expects to provide any appropriate accruals and seek recovery for such remediation costs through all appropriate means, including insurance and

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



regulatory relief. Although significant charges to earnings could be required prior to rate recovery, management does not believe that environmental expenditures for such MGP sites will have a material adverse effect on the Company's financial posi-tion, results of operations or cash flows.

The Company follows the provisions of an American Institute of Certified Public Accountants Statement of Position, Environmental
Remediation Liabilities, for recognition, measurement, display and disclosure of environmental remediation liabilities.

Regulatory  On August 18, 1998, the Missouri State Court of
----------
Appeals, Western District, denied the Company's appeal of the February 1, 1997 rate order which retroactively reduced the carrying cost rate applied by the Company on expenditures incurred on the Missouri Gas Energy Safety Program. The Company believes that the inconsistent treatment by the MPSC in subse-quently changing to the Allowance for Funds Used During Con-struction rate of approximately 6% from the previously ordered rate of 10.54% constitutes retroactive ratemaking. Unfor-tunately, the decision by the Missouri State Court of Appeals failed to address certain specific language within a 1994 MPSC accounting authority order that the Company believed prevented the MPSC from retroactively changing the carrying cost rate. Southern Union sought a transfer of the case to the Missouri Supreme Court which was denied on November 24, 1998.

The continuation of the Missouri Safety Program will result in significant levels of future capital expenditures. The Company estimates incurring capital expenditures of $14,372,000 in fiscal
2000 related to this program.

In August 1998, a jury in Edinburg, Texas concluded deliberations on the City of Edinburg's franchise fee lawsuit against PG&E Gas Transmission, Texas Corporation (formerly Valero Energy Corpora-tion (Valero)) and a number of its subsidiaries, as well as former Valero subsidiary Rio Grande Valley Gas Company (RGV) and RGV's successor company, Southern Union Company. The case, based upon events that occurred between 1985-1987, centers on specific contractual language in the 1985 franchise agreement between RGV and the City of Edinburg. Southern Union purchased RGV from Valero in October 1993. The jury awarded the plaintiff damages, against all defendants under several largely overlapping but mutually exclusive claims, totaling approximately $13,000,000. The trial judge subsequently reduced the award to approximately $700,000 against Southern Union and $7,800,000 against Valero and Southern Union together. The Company is pursuing reversal on appeal. The Company believes it will ultimately prevail, and that the outcome of this matter will not have a material adverse impact on the Company's results of operations, financial position or cash flows. Furthermore, the Company has not determined what impact, if any, this jury decision may have on other city fran-chises in Texas.

Southwest Gas Litigation  On February 1, 1999, Southern Union
------------------------
submitted a proposal to the Board of Directors of Southwest Gas Corporation (Southwest) to acquire all of Southwest's outstanding common stock for $32.00 per share. Southwest then had a pending merger agreement with ONEOK, Inc. (ONEOK) at $28.50 per share.
On February 22, 1999, Southern Union and Southwest both publicly announced Southern Union's proposal, after the Southwest Board of Directors determined that Southern Union's proposal was a Superior Proposal (as defined in the Southwest merger agreement with ONEOK). At that time Southern Union entered into a Confi-dentiality and Standstill Agreement with Southwest at Southwest's insistence. On April 25, 1999, Southwest's Board of Directors rejected Southern Union's $32.00 per share offer and accepted an amended offer of $30.00 per share from ONEOK. On April 27, 1999, Southern Union increased its offer to $33.50 per share and agreed to pay interest which, together with dividends, would provide Southwest shareholders with a 6% annual rate of return on its $33.50 offer, commencing February 15, 2000, until closing. According to public statements by Southwest, Southern Union's revised proposal also has been rejected by Southwest's Board of Directors.

There are four lawsuits pending that relate to activities sur-rounding Southern Union's efforts to acquire Southwest. In addi-tion, there is before the U.S. Court of Appeals for the Tenth Circuit, an appeal by Southern Union of a preliminary injunction entered by the U.S. District Court for the Northern District of Oklahoma. Southern Union intends to vigorously pursue its claims against Southwest, ONEOK, and certain individual defendants, and vigorously defend itself against the claims by Southwest and ONEOK.

      P

            SOUTHERN UNION COMPANY AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



California Action -- Pursuant to notice given by Southern Union
-----------------
to Southwest on April 28, 1999, the Superior Court of California for San Diego County on May 4, 1999, granted a motion by Southern Union and SU Acquisition Corporation, a Southern Union sub-sidiary, for leave to file a complaint in intervention in a pending Southwest shareholders' derivative suit styled, Klein v. Southwest Gas Corp. Southern Union's complaint sought partial rescission of the Confidentiality and Standstill Agreement, a declaration of the rights of the parties under the Confiden-tiality and Standstill Agreement, and a request for a preliminary injunction barring Southwest from submitting proxies to its shareholders seeking their approval of a merger with ONEOK until the merits of Southern Union's claims could be adjudicated. On May 17, 1999, Southwest removed the Klein case to the United States District Court for the Southern District of California. The shareholder plaintiffs and Southern Union then moved to remand the case back to the California Superior Court. According to the definitive Southwest proxy statement with respect to the ONEOK merger (released on June 29, 1999) on June 9, 1999, Southwest signed a Memorandum of Understanding (MOU) with the shareholder plaintiffs' counsel to settle this action as to all plaintiffs, except Southern Union. The MOU sets forth the parties' agreement in principle settling all of the shareholders' claims arising out of the actions of Southwest and its directors relating to the ONEOK merger, and will be incorporated into a final Stipulation Settlement. The MOU is not an admission of any of the plaintiffs' allegations. Southwest and its directors have denied and continue to deny that they have committed or attempted to commit any wrongdoing or breached any duty owed to Southwest or its shareholders. The MOU is subject to several conditions, including the consummation of the ONEOK merger and the entry of a final judgment of dismissal with prejudice by the U. S. District Court that is binding on all shareholders from December 14, 1998 through the date that the shareholders approve the ONEOK merger. By Order dated August 3, 1999, the federal district court granted Southern Union's motion to remand the case to California Superior Court. On August 5, 1999, Southern Union moved the California Superior Court to sever its claims against Southwest and also sought a temporary restraining order barring Southwest from par-ticipating in any further proceedings before the California Public Service Commission and from taking any other action to consummate its pending merger with ONEOK until the court deter-mined the merits of Southern Union's claims. Following a hearing on August 5, the California Superior Court judge denied Southern Union's request for a temporary restraining order in a ruling announced from the bench. Also on August 5, Southwest moved the court to stay all proceedings in the case. On August 18, the Court granted Southern Union's motion to sever. On August 24, 1999, the court ruled on Southwest's motion and stayed action in the state court proceeding pending resolution of the federal actions filed by the parties.

Nevada Action -- On April 20, 1999, Southwest filed an action
-------------
against Southern Union Company in the United States District Court for the District of Nevada. The complaint alleged breach of the Confidentiality and Standstill Agreement between Southern Union and Southwest, misappropriation of original trade secrets in violation of California statutes, intentional interference with the ONEOK merger agreement, intentional interference with prospective advantage, breach of a common-law duty of good faith and fair dealing, and unfair business practices in violation of California statutes. On May 6, 1999, Southwest filed an amended complaint that added a claim for breach of the Securities Exchange Act of 1934 to the claims in the original complaint. Southwest seeks declaratory and injunctive relief together with money damages "in excess of $75,000.00." Southern Union has answered the complaint, denying liability under all counts. Southern Union has filed a counterclaim alleging breach of contract, breach of duty of good faith and fair dealing, mistake of fact and fraudulent inducement with respect to the Confiden-tiality and Standstill Agreement. The counterclaim seeks partial rescission of the Confidentiality and Standstill Agreement, or a declaration that Southern Union is entitled to take all actions legal and necessary to directly solicit Southwest's shareholders to oppose Southwest's agreement to merge with ONEOK or any other party, and to support Southern Union's efforts to merge with or acquire Southwest, or acquire all or some of Southwest's out-standing common shares. Southwest has filed a motion to transfer the case to the United States District Court for the Northern District of Oklahoma, which Southern Union has opposed. That motion is currently awaiting decision by the court. On June 30, 1999, Southern Union filed a motion for partial judgment on the pleadings with respect to Southwest's state law claims. The motion is based on Nevada Revised Statute 41,650 which, in part, provides for immunity from civil liability for "good faith com-
munications in connection with the right to petition."   That
motion also is pending currently.

Oklahoma Action -- On May 5, 1999, ONEOK filed an action against
---------------
Southern Union in the United States District Court for the
Northern District of Oklahoma, asserting third-party beneficiary status under the Confidentiality and Standstill

           SOUTHERN UNION COMPANY AND SUBSIDIARIES
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Agreement between Southern Union and Southwest, and alleging a claim for breach of that Agreement as well as a claim for inten-tional interference with the ONEOK-Southwest merger agreement. That same day, ONEOK moved for a temporary restraining order against Southern Union to bar Southern Union from making any attempt to solicit proxies from or influence the shareholders of Southwest with respect to Southern Union's offer to purchase Southwest, from taking any actions in the regulatory proceedings that concern the proposed merger of ONEOK and Southwest, from taking any actions in the Klein v Southwest Gas Corp. case and from taking any actions that seek to control or influence the shareholders, management, directors or policies of Southwest, either alone or in concert with others. On May 10, 1999 the Court entered a temporary restraining order that barred Southern Union from breaching the standstill provisions of the Confiden-tiality and Standstill Agreement. By agreement of the parties, the temporary restraining order was converted to a preliminary injunction on May 17, 1999. Southern Union has filed a motion to dismiss the ONEOK complaint in lieu of an answer denying ONEOK's allegations. On July 19, 1999, Southern Union moved the Oklahoma district court to vacate or suspend its preliminary injunction on the basis of newly-discovered evidence (which also is the basis for Southern Union's Arizona action described below) that showed that ONEOK came to court with "unclean hands" and that Southwest had fraudulently induced Southern Union to enter into the Confidentiality and Standstill Agreement that was the basis for the court's injunction. This motion was denied on jurisdic-tional grounds by order dated July 23, 1999. On August 3, 1999, ONEOK moved the court to hold Southern Union in contempt for having filed the Arizona action assertedly in violation of the Oklahoma court's May 17, 1999 preliminary injunction. At a status hearing on August 11, 1999, the judge said that the May 17, 1999 preliminary injunction did not bar Southern Union from filing the Arizona action. While he did not expressly deny ONEOK's motion, the judge orally directed ONEOK to amend its motion if it wished the court to give it any further considera-tion. ONEOK subsequently moved for an emergency hearing (to show cause) regarding the preliminary injunction. The court heard arguments on that motion on August 30, 1999. The judge has taken the matter under advisement and has requested that additional information be provided to the court.

Appeal of Oklahoma Action -- On May 17, 1999, Southern Union
-------------------------
noticed its appeal of the Oklahoma district court's preliminary injunction in the United States Court of Appeals for the Tenth Circuit. At the same time Southern Union sought from the court of appeals a stay of the district court's injunction pending a decision on the merits of the appeal. On June 1, 1999, the Tenth Circuit issued a "temporary stay" of the district court's order to permit Southern Union to file a motion in the Klein case to Southwest Gas' motion to transfer it to the Northern District of Oklahoma. On June 3, 1999 Southern Union supplemented its re-quest for a stay of the district court's order to permit Southern Union to resume its participation in the various state public utility commission proceedings considering the proposed ONEOK-Southwest Gas merger. On June 10, 1999, the Tenth Circuit issued an order denying Southern Union's request for the further stay and on August 24, 1999 the Tenth Circuit vacated its temporary stay of June 3, 1999 as moot and denied Southern Union's request for any further stay of the district court order pending appeal. Briefing for the appeal has been completed.

Arizona Action -- On July 19, 1999, Southern Union filed an
--------------
action in the United States Court for the District of Arizona against Southwest, ONEOK, Michael O. Maffie (Southwest's Presi-dent), Thomas Y. Hartley (Southwest's Chairman), Eugene N. Dubay (President of Kansas Gas Service, a division of ONEOK),
James M. Irvin (an Arizona Corporation Commissioner),
Jack D. Rose (former Executive Director of the Arizona Corpora-tion Commission), Thomas R. Sheets (Southwest's General Counsel), and John A. Gaberino, Jr. (ONEOK's General Counsel). The suit alleges racketeering under federal and state law, fraud in the inducement, breach of contract, Securities Exchange Act viola-tions, breach of the covenant of good faith and fair dealing, rescission, intentional interference with business relationship, tortious interference with contractual relations and civil conspiracy. Southern Union seeks damages of $750 million on each of the two racketeering counts, to be trebled; $750 million on six other counts; punitive damages on four counts; and rescission of its Standstill Agreement with Southwest. On August 2, 1999, Southern Union moved for a temporary restraining order barring both Southwest and ONEOK from participating in any further regu-latory proceedings before the Arizona Corporation Commission. Southern Union also asked the Arizona court to bar Arizona Corporation Commissioner James Irvin "from any involvement in ongoing procedures concerning regulatory approval by the ACC."
On August 5, 1999, the court held a hearing on the motion and, at the conclusion of the hearing, orally denied Southern Union's request.

The Company believes that the results of the above-noted Southwest Gas litigation will not have a materially adverse effect on the Company's financial condition.

Other  Southern Union and its subsidiaries are parties to other
-----
legal proceedings that management considers to be normal actions to which an enterprise of its size and nature might be subject, and not to be material to the Company's overall business or financial condition, results of operations or cash flows.

           SOUTHERN UNION COMPANY AND SUBSIDIARIES
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Commitments  The Company is committed under various agreements to
-----------
purchase certain quantities of gas in the future. At June 30, 1999, the Company has purchase commitments for certain quantities of gas at variable, market-based prices that have an annual value of $94,275,000. The Company's purchase commitments may extend over a period of several years depending upon when the required quantity is purchased. The Company has purchase gas tariffs in effect for all its utility service areas that provide for recovery of its purchase gas costs under defined methodologies.

In December 1998, the Company agreed to five-year contracts with each bargaining-unit representing Missouri employees, which were effective in May 1999. Of the Company's employees represented by unions, 95% are employed by Missouri Gas Energy.

           SOUTHERN UNION COMPANY AND SUBSIDIARIES
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The Company had standby letters of credit outstanding of $1,622,000 and $2,947,000 at June 30, 1999 and 1998,
respectively, which guarantee payment of various insurance premiums and state taxes.

           XVII      Quarterly Operations (Unaudited)

 Year Ended                 Quarter Ended
  June 30,   ------------------------------------------
    1999     September 30 December 31 March 31  June 30   Total
------------ ------------ ----------- -------- --------  --------

Total
 operating
 revenues...   $ 77,455    $174,224   $251,863 $101,689  $605,231
Operating
 margin.....     42,781      70,286     98,106   51,757   262,930
Net
 operating
 revenues
 (loss).....       (627)     19,986     40,647    4,841    64,847
Net
 earnings
 (loss)
 available
 for common
 stock......     (7,048)      5,374     17,624   (5,505)   10,445
Earnings
 (loss) per
 share --
 diluted(1).       (.23)        .16        .54     (.18)      .32

 Year Ended                 Quarter Ended
  June 30,   ------------------------------------------
    1998     September 30 December 31 March 31  June 30   Total
------------ ------------ ----------- -------- --------  --------

Total
 operating
 revenues...   $ 74,039    $221,162   $265,176 $108,927  $669,304
Operating
 margin.....     41,597      77,328     94,676   50,123   263,724
Net
 operating
 revenues...      1,405      26,530     36,940    3,792    68,667
Net
 earnings
 (loss)
 available
 for common
 stock(2)...     (4,909)      9,738     16,249   (8,849)   12,229
Earnings
 (loss) per
 share --
 diluted(1).       (.17)        .31        .50     (.28)      .39

-----------------

(1) The sum of earnings per share by quarter may not equal the net earnings per common and common share equivalents for the year due to variations in the weighted average common and common share equivalents outstanding used in computing such amounts.

(2) During the quarter ended June 30, 1998, Missouri Gas Energy wrote off $8,163,000 pre-tax in previously recorded regula-tory assets as a result of announced rate orders and court rulings.

              REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and Board of Directors of Southern Union Company:


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Southern Union Company and its sub-sidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibil-ity is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP

Austin, Texas
August 12, 1999, except for Note XVI as to to which the date is September 3, 1999